EXHIBIT 99.1

YAMANA GOLD INC.

ANNUAL INFORMATION FORM
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017

March 27, 2018

200 Bay Street, Suite 2200
Royal Bank Plaza, North Tower
Toronto, Ontario M5J 2J3

EXHIBIT 99.1

Table of Contents
INTRODUCTORY NOTES	3
Cautionary Note Regarding Forward-Looking Statements	3
Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Mineral Resources	4
Currency Presentation and Exchange Rate Information	5
CORPORATE STRUCTURE	5
GENERAL DEVELOPMENT OF THE BUSINESS	7
Overview of Business	7
History	7
DESCRIPTION OF THE BUSINESS	11
Principal Products	11
Competitive Conditions	12
Operations	12
Environment and Communities	12
Risks of the Business	18
Technical Information	34
Mineral Projects	37
Summary of Mineral Reserve and Mineral Resource Estimates	37
Chapada Mine	42
El Peñón Mine	52
Canadian Malartic Mine	59
Jacobina Mining Complex	68
Minera Florida Mine	69
Gualcamayo Mine	70
Cerro Moro Project	72
Agua Rica Project	74
Suyai Project	75
Monument Bay	75
DIVIDENDS	75
DESCRIPTION OF CAPITAL STRUCTURE	76
MARKET FOR SECURITIES	76
DIRECTORS AND OFFICERS	77
PROMOTER	85
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	85
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	86
TRANSFER AGENTS AND REGISTRAR	86
MATERIAL CONTRACTS	86
AUDIT COMMITTEE	86
INTERESTS OF EXPERTS	88
ADDITIONAL INFORMATION	89
SCHEDULE ”A” – CHARTER OF THE AUDIT COMMITTEE	89

EXHIBIT 99.1

ITEM 1
INTRODUCTORY NOTES

Cautionary Note Regarding Forward-Looking Statements

This annual information form contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company (as defined herein), information contained herein constitutes forward-looking statements, including, but not limited to, any information as to the Company’s strategy, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. In particular, forward looking information included in this annual information form includes, without limitation, statements with respect to:

•	the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company’s projects discussed herein being met;

•
the Company’s plans to continue building on its base of significant gold production, gold development stage properties, exploration properties and land positions in Canada, Brazil, Chile, and Argentina through existing operating mine expansions, throughput increases, development of new mines, advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas;

•	the Company’s expectations regarding the timing of construction completion, and production at the Cerro Moro Project;

•	the impact of proposed optimizations at the Company’s projects;

•
the effect of government regulations (or changes thereto) with respect to the restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people, mine safety and receipt of necessary permits;

•	the impact of the new mining law in Brazil and the Argentina tax reform package;

•	Yamana’s expectations relating to the performance of the Canadian Malartic Mine;

•	Yamana’s evaluation of various monetization opportunities for its Brio Gold holding from time to time;

•
the Company’s investments and development of infrastructure improvements to enhance community relations in the locations where it operates and the further development of the Company’s social responsibility programs;

•	the payment of any future dividends;

•	the outcome of any current or pending litigation against the Company; and

•	the outcome of any current or pending tax assessments involving the Company.

Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the impact of general domestic and foreign business, economic and political conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian real, the Chilean peso, the Argentine peso, and the Canadian dollar versus the United States dollar), interest rates, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in Mineral Resources (as defined herein) and Mineral Reserves (as defined herein), and risks related to acquisitions and/or dispositions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, risks related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, potential impairment charges, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, including but not limited to, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather

EXHIBIT 99.1

changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, environmental and government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, vulnerability of information systems, as well as those risk factors discussed or referred to herein and in the Company’s annual management’s discussion and analysis filed with the securities regulatory authorities in all provinces of Canada and available under the Company’s SEDAR profile at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.
Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Mineral Resources
This annual information form has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). These definitions differ significantly from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”) under the United States Securities Act of 1933, as amended (the “Securities Act”). In particular, under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report Mineral Reserves, the three-year historical average price is used in any Mineral Reserve or cash flow analysis to designate Mineral Reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, Industry Guide 7 applies different standards in order to classify mineralization as a mineral reserve. As a result, the definitions of Proven Mineral Reserves (as defined herein) and Probable Mineral Reserves (as defined herein) used in NI 43-101 differ from the definitions used in Industry Guide 7. Under Commission standards, mineralization may not be classified as a mineral reserve unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the mineral reserve determination is made. Among other things, all necessary permits would be required to be in hand or the issuance must be imminent in order to classify mineralized material as mineral reserves under the Commission’s standards. Accordingly, Mineral Reserve estimates contained in this annual information form may not qualify as mineral reserves under Commission standards.

In addition, the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101. However, the Commission does not recognize Mineral Resources and United States companies are generally not permitted to disclose Mineral Resources of any category in documents they file with the Commission. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into Mineral Reserves as defined in NI 43-101 or Industry Guide 7. Further, Inferred Mineral Resources (as defined herein) have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable, or that all or any part of Measured Mineral Resources (as defined herein), Indicated Mineral Resources (as defined herein), or Inferred Mineral Resources will ever be upgraded to a higher category. In addition, disclosure of “contained ounces” in a Mineral Resource is permitted disclosure under Canadian regulations. In contrast, the Commission only permits United States companies to report mineralization that does not constitute Mineral Reserves by Commission standards as in place tonnage and grade, without reference to unit measures. Investors are cautioned that information contained in this annual information form may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

EXHIBIT 99.1

Currency Presentation and Exchange Rate Information
This annual information form contains references to both United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as “Canadian dollars” or “Cdn$”.

The closing, high, low and average exchange rates for the United States dollar in terms of Canadian dollars for the years ended December 31, 2017, December 31, 2016, December 31, 2015 and December 31, 2014 based on the closing rate reported by the Bank of Canada, were as follows:

	Year-Ended December 31
	2,017	2,016	2,015	2,014
Closing	Cdn$1.2545	Cdn$1.34	Cdn$1.38	Cdn$1.16
High	1.3743	1.46	1.40	1.16
Low	1.2128	1.25	1.17	1.06
Average(1)	1.2986	1.32	1.28	1.10

(1)Calculated as an average of the daily close rates for each period.

On March 27, 2018, the Bank of Canada rate of exchange was $1.00 = Cdn$0.7771 or Cdn$1.00 = $1.2869.

ITEM 2
CORPORATE STRUCTURE

Yamana Gold Inc. (the “Company” or “Yamana”) was continued under the Canada Business Corporations Act by Articles of Continuance dated February 7, 1995. On February 7, 2001, pursuant to Articles of Amendment, the Company created and authorized the issuance of a maximum of 8,000,000 first preference shares, Series 1. On July 30, 2003, pursuant to Articles of Amendment, the name of the Company was changed from Yamana Resources Inc. to Yamana Gold Inc. On August 12, 2003, the authorized capital of the Company was altered by consolidating all of the then issued and outstanding common shares of the Company on the basis of one new common share for 27.86 existing common shares.

The Company’s head office is located at 200 Bay Street, Royal Bank Plaza, North Tower, Suite 2200, Toronto, Ontario M5J 2J3 and its registered office is located at 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario M5H 3C2.

The corporate chart that follows on the next page illustrates the Company’s principal subsidiaries (collectively, the “Subsidiaries”) as of March 28, 2018, together with the jurisdiction of incorporation of each company and the percentage of voting securities beneficially owned, controlled or directed, directly or indirectly, by the Company. As used in this annual information form, except as otherwise required by the context, reference to the “Company” or “Yamana” means Yamana Gold Inc. and the Subsidiaries.

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EXHIBIT 99.1

ITEM 3
GENERAL DEVELOPMENT OF THE BUSINESS

Overview of Business
Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties and land positions in Canada, Brazil, Chile, and Argentina. Yamana plans to continue to build on this base through existing operating mine expansions and optimization initiatives, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

The Company’s portfolio includes six operating gold mines, one development stage project currently under construction and various advanced and near development stage projects and exploration properties in Canada, Brazil, Chile, and Argentina. Yamana operates its mines and projects under common corporate oversight. Within this structure, Chapada, El Peñón and Canadian Malartic are the Company’s material producing mines and the largest contributors to cash flow. In addition, the Company holds a majority interest in Brio Gold Inc. (“Brio Gold”), a public company which holds the Pilar mine (gold), the Fazenda Brasileiro mine (gold), the Riachos dos Machados mine (gold) (“RDM”), the C1 Santa Luz project (gold), and some related exploration concessions.

Set out below is a list of Yamana’s main properties and mines:
Material Producing Mines
•    Chapada Mine (Brazil)
•    El Peñón Mine (Chile)
•    Canadian Malartic Mine (Canada) – 50% indirect interest

Other Producing Mines
•    Jacobina Mining Complex (Brazil)
•    Minera Florida Mine (Chile)
•    Gualcamayo Mine (Argentina)

Development Projects
•    Cerro Moro Project (Argentina)

Additional Projects
•    Agua Rica Project (Argentina)
•    Suyai Project (Argentina)
•    Monument Bay Project (Canada)

History
Over the three most recently completed financial years, the following events contributed materially to the development of the Company’s business:

Copper Sales Agreement

On January 12, 2018, Yamana entered into a copper advanced sales program pursuant to which the Company received $125.0 million in exchange for approximately 40.3 million pounds of copper to be delivered in the second half of 2018 and first half of 2019. This production represents approximately one third of planned production in the period of the program or approximately 16% of the total production for 2018 and 2019. Copper is expected to be delivered against these prepaid volumes coincident with planned shipments of concentrate from the Chapada Mine.

Sale of Exploration Properties

On December 21, 2017, the Company announced that it entered into an agreement to sell certain jointly owned exploration properties of the Canadian Malartic Corporation ("CMC") including the Kirkland Lake and Hammond Reef properties. The transaction is structured as a sale of assets by CMC (in which Yamana holds a 50% indirect interest) pursuant to which Agnico Eagle Mines Limited ("Agnico Eagle") will acquire all of Yamana's indirect 50% interest in the Canadian exploration assets of

EXHIBIT 99.1

CMC in consideration of cash proceeds to Yamana of $162.5 million. The transaction will not affect the Canadian Malartic Mine and related assets including Odyssey, East Malartic, Midway, and East Amphi. The transaction closed on March 28, 2018.

Notes Offering

On November 29, 2017, the Company priced an offering of $300 million aggregate principal amount of 4.625% Senior Notes due December 15, 2027 (the “Initial Notes”) in a transaction that was exempt from registration under the Securities Act. In connection with the issuance of the Initial Notes, the Company entered into a registration rights agreement, dated as of December 4, 2017, with the initial purchasers of the Initial Notes, providing for the issuance of new notes in exchange for up to a like aggregate principal amount of Initial Notes. The Initial Notes are unsecured, senior obligations of Yamana and are unconditionally guaranteed by certain of Yamana’s subsidiaries that are also guarantors under Yamana's credit facility. The offering closed on November 27, 2017.

Brio Gold

On February 16, 2018, Brio Gold announced that it had entered into a definitive agreement with Leagold Mining Corporation (“Leagold”) whereby Leagold will acquire all of the issued and outstanding common shares of Brio Gold (“Brio Shares”). As a result of a series of transactions that the Company completed in 2016 and 2017, the Company currently owns 62,535,922 common shares of Brio Gold (the “Brio Shares”), representing in the aggregate approximately 53.6% of the issued and outstanding Brio Shares on a basic basis and approximately 52.8% on a fully diluted basis. The Company entered into a support agreement with Leagold, pursuant to which it agreed, among other things, to vote its Brio Shares in favour of this transaction. Based on the share exchange ratio to be provided under the offer, the Company is expected to receive 58,115,953 shares of Leagold, representing approximately 22% ownership in the combined entity. It is anticipated that the special meeting of Brio Gold shareholders to consider the transaction will be held on April 12, 2018. Currently, as a result of Yamana owning more than 50% of the issued and outstanding Brio Shares, Yamana accounts for Brio Gold on a consolidated basis. Assuming the successful completion of the acquisition by Leagold, Yamana expects it will account for Leagold on an equity accounting basis.

Initially a wholly-owned subsidiary of Yamana, Brio Gold became a stand-alone public company on December 23, 2016, whereby, through a series of transactions, Yamana sold a total of 17,324,507 Brio Shares at a price of Cdn$3.25 per share for aggregate proceeds of Cdn$56,304,648 to Yamana. Further, on March 6, 2017, the Company announced the sale to an arm’s length institutional shareholder of 6,000,000 Brio Shares at a price of Cdn$3.35 per share, for total proceeds to Yamana of Cdn$20,100,000. On June 2, 2017, the Company completed a secondary offering of 26,667,000 Brio Shares at a price of Cdn$3.00 per share for total gross proceeds to Yamana of Cdn$80,001,000.

Board and Management Update

On February 15, 2018, the Company announced that Henry Marsden was formally promoted to Senior Vice President, Exploration upon the retirement of William Wulftange. Previously serving as Yamana’s Chief Geologist, Mr. Marsden was hired by Mr. Wulftange and has been with the Company since 2016. Mr. Marsden has over 30 years of exploration experience, including over 20 years as a consulting geologist working with a variety of clients and focusing on field exploration work. He also played a key role in the discovery and advancement of several deposits including Rio Blanco and Pico Machay in Peru, and the Timmins West gold deposit in Timmins, Ontario where he was responsible for the first mineral resource which ultimately lead to mine construction. Mr. Marsden will be responsible for the development, implementation and management of Yamana’s overall exploration strategy and activities, with a focus on expanding Mineral Reserves and Mineral Resources, as well as for forging partnerships with companies focused on early stage exploration opportunities.

On September 29, 2017, the Company announced that Darcy Marud, Executive Vice President, Enterprise Strategy, would be leaving the Company. This development arose in the context of a continuation of efforts to consolidate the Company’s executive management in the Toronto office, with Barry Murphy, Senior Vice President, Technical Services, now reporting directly to Daniel Racine, Chief Operating Officer.

On August 28, 2017, the Company announced the appointment of Robert Gallagher to its board of directors. Mr. Gallagher has more than 35 years of experience in the mining industry and is a Professional Engineer with a specialty in mineral processing. Most recently, he held the position of President and Chief Executive Officer at New Gold Inc. During Mr. Gallagher's tenure, New Gold expanded its portfolio through organic growth and the addition of both producing assets and development projects. Prior to New Gold, Mr. Gallagher held increasingly senior management roles at Newmont Mining Corporation over a seven-year period, including Vice President Operations, Asia Pacific; Vice President, Indonesian Operations; and General Manager, Batu Hijau. Earlier in his career, Mr. Gallagher worked at a number of operating mines located throughout the Americas and Asia in various plant engineer, metallurgical, and mine management roles, including most notably 15 years at Placer Dome Inc.

EXHIBIT 99.1

On July 27, 2017, the Company announced the appointment of Andrea Bertone to its board of directors. Ms. Bertone has nearly 20 years of senior management experience in the energy industry in the Americas and most recently held the position of President of Duke Energy International LLC ("Duke Energy"), where she reported directly to the Chief Executive Officer of the largest utility in the United States. In this role, and based in the United States, she was responsible for operations across South and Central America. Prior to her role as President of Duke Energy, Ms. Bertone spent nearly 10 years in increasingly senior management roles with Duke Energy and its subsidiary companies. Also on July 27, 2017, the Company announced that Mr. Carl Renzoni and Mr. Patrick Mars would be retiring from the board of directors before the next annual meeting of shareholders. They subsequently retired in December 2017.

On May 15, 2017, Steve Parsons joined the Company in the role of Senior Vice President, Investor Relations and Corporate Communications. Mr. Parsons will be responsible for managing relationships with investors and other capital markets participants, and Yamana's internal and external communications strategies, including social media and media relations. Mr. Parsons comes to Yamana most recently from National Bank Financial Inc. where he was a senior gold mining analyst and had coverage of Yamana in addition to a number of its peers. Mr. Parsons spent 13 years in the investment industry with the majority of that time as a senior mining analyst covering gold and base metal companies for National Bank Financial and Wellington West Capital Markets. Prior to that, Mr. Parsons worked in the mining industry for eight years, principally as a mineral processing engineer for Placer Dome Inc. and a leading consulting firm based in Toronto. He is a mining engineer with a specialty in metallurgy.

On February 15, 2017, the Company announced the formal appointment of Mr. Jason LeBlanc as Chief Financial Officer (“CFO”) upon the retirement of Mr. Charles Main, Executive Vice President, Finance and CFO. Mr. LeBlanc joined the Company in January 2006 and has over 15 years of research-based and financial experience in the mining industry. During his time at Yamana, Mr. LeBlanc has held increasingly senior positions including most recently the position of Senior Vice President, Finance as of February 2016 as part of his transition to CFO. Mr. LeBlanc has a Master of Finance from the University of Toronto, a Bachelor of Commerce from the University of Windsor and holds a Chartered Financial Analyst designation.

Also on February 15, 2017, the Company announced the appointment of Ms. Kimberly Keating to the Company’s board of directors. Ms. Keating has nearly 20 years of experience in the Canadian energy industry with extensive engineering and project management expertise. Ms. Keating is currently Vice President, Fabrication with the Cahill Group, where among other things she has overseen the construction of the largest offshore accommodation facility built in Canada. In Ms. Keating’s career, she has made significant engineering and project management contributions to key projects in the North Atlantic offshore oil and gas industry.

On July 27, 2016, Mr. Yohann Bouchard was promoted into the role of Senior Vice President, Operations. Mr. Bouchard joined Yamana in October 2014. Mr. Bouchard has progressive technical and operating experience with a solid background of more than 20 years of mining in underground and open pit operations. Also on July 27, 2016, Gerardo Fernandez was promoted into the role of Senior Vice President, Operations. Mr. Fernandez has been with the Company since 2000, having worked in several positions in mine operations, mine planning and project development.

On May 4, 2016, the Company announced the promotion of Daniel Racine from the position of Senior Vice President, Northern Operations to the position of Executive Vice President and Chief Operating Officer. In this role, Mr. Racine will assume full oversight responsibility for the Company's operations. Mr. Racine is a registered engineer with L'Ordre des Ingenieurs du Quebec, a professional engineer with Professional Engineers Ontario and a member of the Ontario Society of Professional Engineers. Mr. Racine joined Yamana Gold in May 2014.

On February 18, 2016, Mr. Greg McKnight was promoted into the role of Executive Vice President, Business Development. He previously held the role of Senior Vice President, Business Development of the Company.

On April 28, 2015, the Company announced the appointment of Ross Gallinger as Senior Vice President, Health, Safety and Sustainable Development. Mr. Gallinger is responsible for the oversight, strategic development, delivery and management of the Company’s health, safety, environment and community policies, programs, and activities to ensure the effectiveness of such programs with the objective to improve the Company’s overall performance.

Cerro Moro Construction Decision

The Company announced, in early 2015, the formal decision to proceed with the construction of the Cerro Moro Project and provided updated project parameters with respect to timing and capital investment. During the course of 2015, detailed engineering for the 1,000 tonnes per day processing plant and mine was advanced to approximately 50% completion, in line with the published project execution schedule. Included in the 2015 work program was the upgrading and extension of the site access

EXHIBIT 99.1

road, conclusion of the locked-cycle metallurgical test work program, the placement of orders on various long-lead time items such as the tailings thickeners, and the continuation of the first stage of the construction camp. The 2016 work program included the ramp-up of site construction activities; the continuation of detailed engineering; and the advancement of underground mining in order to gain a better understanding of in-situ mining conditions. In 2017, underground development progressed according to plan, with completion of the mechanical displine at the processing facility achieved in 2017. Open pit operations commenced with mobilization beginning in December, 2017. For the first quarter of 2018, the focus will move from construction to commissioning and operational readiness, with remaining construction works on piping, electrical, instrumentation installation staged to suit the commissioning plan, and the recruitment, onboarding and training of the operational staff aligned to the start of operations in the second quarter of 2018. See “Description of the Business – Additional Projects – Cerro Moro Project”.

Sale of Mercedes

On July 28, 2016, the Company entered into an agreement with Premier Gold Inc. (“Premier”) to sell 100% of its interest in the Mercedes mine through the sale of its Mexican subsidiaries. As consideration for the sale, the Company received cash consideration of $122.5 million, six million Premier common shares, and three million Premier common share purchase warrants exercisable at Cdn$4.75 per common share for 24 months. In addition, the Company received a 1% net smelter return royalty on the Mercedes mine, that becomes payable upon the earlier of six years from the completion of the sale and the date upon which cumulative production of 450,000 ounces of gold equivalent from the Mercedes mine has been achieved, as well as a 2% net smelter return royalty on the La Silla property in Sinaloa, Mexico and the La Espera property in Sonora, Mexico. The sale was completed on September 30, 2016.

Altius

On March 31, 2016, the Company announced that it had entered into a copper purchase agreement with Altius Minerals Corporation (“Altius”) pursuant to which Altius agreed to pay Yamana total advanced payments of $60 million in cash consideration plus 400,000 Altius common share purchase warrants. The agreement provides Altius with the right to receive payments of copper related to the production from the Company’s Chapada mine in Brazil. A non-refundable deposit of $8 million was paid to Yamana on signing with the balance paid on May 3, 2016. The proceeds from this agreement were used to finance the acquisition of RDM.

Dividend Policy

In January 2016, the Company’s board of directors amended the Company’s dividend policy to set the quarterly dividends paid per common share at $0.02 annually, beginning with the declaration and payment of the first quarter 2016 dividend. Payment of any future dividends will be at the discretion of the Company’s board of directors after taking into account many factors, including the Company’s operating results, financial condition, comparability of the dividend yield to peer group gold companies and current and anticipated cash needs.

Sandstorm Gold Transactions

On October 27, 2015, the Company announced that it had entered into three metal purchase agreements with Sandstorm Gold Ltd. (“Sandstorm”), for which Sandstorm paid the Company total cash payments of $148 million and issued the Company 15 million Sandstorm common share purchase warrants with a five year term and strike price of $3.50. The warrants are exercisable when the Company has incurred an additional $40 million in capital expenditures in respect of the development and construction of the Cerro Moro mine. Sandstorm will also pay the Company an additional cash payment of $4 million in April 2016. The metal purchase agreements include a silver purchase contract related to production from the Cerro Moro mine, Minera Florida and Chapada, a copper purchase transaction related to production from Chapada, and a gold purchase transaction related to production from Agua Rica. All amounts received were used by the Company to reduce the balance outstanding on its revolving credit facility.

On October 3, 2016, the Company announced the sale of the Sandstorm warrants for total net proceeds of approximately $33.55 million, or approximately $2.24 per warrant.

Hedge Programs

As at December 31, 2017, the Company had 23 million pounds of copper forward contracts at an average sales price of $3.07 per pound and 45 million pounds of copper option contracts providing a minimum price of $2.85 per pound and a maximum price of $3.33 per pound. These contracts mature over the first half of 2018.

As at December 31, 2017, the Company had 131,900 ounces of gold option contracts providing a minimum price of $1300 per ounce and a maximum price of $1,414 per ounce. These contracts mature over the first three months of 2018.

EXHIBIT 99.1

Mega Precious – Acquisition

On June 22, 2015, the Company acquired all of the issued and outstanding common shares of Mega Precious Metals Inc. (“Mega Precious”). Mega Precious was a Canadian-based exploration company with a high quality pipeline of projects located in Manitoba, Northwestern Ontario and Nunavut. The most significant and advanced project is the Monument Bay gold/tungsten project located in northeastern Manitoba. The transaction is expected to advance the Company’s strategy to expand its presence in Canada.

Total consideration paid for the acquisition of Mega Precious was $14.5 million which consisted of approximately $0.2 million in cash, $14.0 million in Yamana common shares (4,366,675 shares) and transaction costs. Each Mega Precious shareholder received $0.068 per share comprised of Cdn$0.001 in cash and 0.02092 of a Yamana common share for each Mega common share held. As part of the acquisition and included in the total consideration paid, the Company acquired the convertible notes of Pacific Road Capital II Pty Limited, as trustee for Pacific Road Resources Fund II, and Pacific Road Capital Management GP II Limited, as general partner of Pacific Road Resources Fund II L.P. (collectively, “Pacific Road”) totaling $2.4 million, and issued 744,187 Yamana common shares at $3.21 per share, which concurrently terminated the existing agreement between Pacific Road and Mega Precious.

Dividend Reinvestment Plan

On February 18, 2015, the Company announced the implementation of a dividend reinvestment plan (the “DRIP”), effective for the first quarter dividend of 2015 forward, which provides eligible holders of the Company’s common shares with the option of reinvesting all or a portion of the dividends paid to them as shareholders (less any withholding tax) to purchase additional common shares of the Company. Participation in the DRIP is optional. The common shares acquired on behalf of eligible participants by the DRIP agent, CST Trust Company, will, at the sole option of the Company, be common shares issued from the treasury of the Company or common shares acquired on the open market through the facilities of the Toronto Stock Exchange (the “TSX”), the New York Stock Exchange (the “NYSE”) or any other stock exchange on which the common shares of the Company are then listed (each a “Listed Market”). The purchase price of the common shares purchased under the DRIP shall be the volume weighted average price of the common shares on the applicable Listed Market for the five trading days preceding the dividend payment date.

Public Offering

On February 3, 2015, the Company closed a bought deal offering (the “Public Offering”) of common shares of the Company. A total of 56,465,000 common shares were issued at a price of Cdn$5.30 per share, for aggregate gross proceeds of Cdn$299,264,500 (which included the full exercise by the underwriters of the over-allotment option for 7,365,000 common shares). The common shares of the Company were sold pursuant to an underwriting agreement (the “Underwriting Agreement”) dated January 15, 2015 between the Company and a syndicate of underwriters led by Canaccord Genuity Corp. and National Bank Financial Inc., and including CIBC World Markets Inc., RBC Dominion Securities Inc., Scotia Capital Inc., TD Securities Inc., Merrill Lynch Canada Inc., Credit Suisse Securities (Canada), Inc., Raymond James Ltd., Citigroup Global Markets Canada Inc., Cormark Securities Inc., Macquarie Capital Markets Canada Ltd., Morgan Stanley Canada Limited, and Barclays Capital Canada Inc. The net proceeds of the Public Offering were used to repay amounts under the Company’s $1 billion revolving credit facility, in order to reduce the Company’s debt position and further strengthen its balance sheet.

ITEM 4
DESCRIPTION OF THE BUSINESS

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties and land positions in Canada, Brazil, Chile, and Argentina. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

Principal Products

The Company’s principal product is gold, with gold production forming a significant part of revenues. There is a global gold market into which Yamana can sell its gold and, as a result, the Company is not dependent on a particular purchaser with regard to the sale of the gold that it produces.

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The Company produces gold-copper concentrate at its Chapada Mine, gold and silver doré bars at its El Peñón Mine, gold doré bars at its Jacobina Mining Complex (the “JMC”) and Gualcamayo Mine, and gold and silver doré bars and zinc concentrate at its Minera Florida Mine. Additionally, the Company has a 50% indirect interest in the Canadian Malartic Mine, which produces gold and silver doré bars. The Company has contracts with a number of smelters, refineries and trading companies to sell gold and silver doré and gold-copper and zinc concentrate.

Competitive Conditions

The precious metal mineral exploration and mining business is a competitive business. The Company competes with numerous other companies and individuals in the search for and the acquisition of attractive precious metal mineral properties. The ability of the Company to acquire precious metal mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for precious metal development or mineral exploration.

Operations

Employees

As at December 31, 2017, the Company had the following employees and contractors at its operations:

Country	Employees	Contractors	Total
Canada, Corporate	143	2	145
Canada, Canadian Malartic (50% indirect interest)	758	555	1,313
Argentina	1,286	1,040	2,326
Brazil	1,437	1,851	3,288
Chile	1,743	2,015	3,758
Netherlands	1	-	1
United States	4	1	5
Total	5,372	5,464	10,836

Domestic and Foreign Operations
The Company’s mine and mineral projects are located in Brazil, Chile, Argentina, and Canada. See “General Development of the Business – Overview of Business” for a summary of the Company’s projects. Any changes in regulations or shifts in political attitudes in any of these jurisdictions, or other jurisdictions in which Yamana has projects from time to time, are beyond the control of the Company and may adversely affect its business. Future development and operations may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to the restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people, mine safety and receipt of necessary permits. The effect of these factors cannot be accurately predicted. See “– Risks of the Business”.

Environment and Communities

Protecting the environment and its employees, and maintaining a social license with the communities where the Company operates are key to Yamana’s success.

Yamana developed a mission statement in 2016 that emphasizes the importance of integrating health, safety, environment and community (HSEC) into its operational and corporate culture. One Team, One Goal: Zero reflects the belief that everyone at Yamana is responsible for the Company’s HSEC performance.

Yamana’s HSEC performance is described in its material issues report, which is available on its website (www.yamana.com).

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Recognition

Yamana’s HSEC management and performance were recognized in the following ways in 2017:

•	Yamana was named one of the Best 50 Corporate Citizens in Canada by Corporate Knights magazine for the seventh year in a row.

•
Yamana was included in Sustainalytics’ Jantzi Social Index for the ninth consecutive year. The index partners with the Dow Jones Sustainability Index to screen the 50 top performing Canadian companies from an environmental, social and governance perspective.

•
Chapada received first place in central Brazil and second nationally in the risk management category of the Proteção awards, considered the most important health and safety honour given to a Brazilian company.

Governance

Overall governance of HSEC is supported by the Company’s board of directors, the corporate HSEC team, and an HSEC team and committee at each site.

The board of directors
The sustainability committee of the board of directors oversees all aspects of health, safety and sustainability matters. It reviews policies, compliance issues and incidents, and ensures that Yamana has been diligent in carrying out the Company’s responsibilities and activities.

Corporate
The corporate HSEC team is led by the Senior Vice President, Health, Safety and Sustainable Development. The team implements policy and strategy, and facilitates dialogue with external stakeholders. It also collaborates with the mine sites to co-develop standards and procedures and share best practices, with any policy or strategy modifications reviewed by Yamana’s general managers, regional directors, senior executive team and the board of directors.

Site
Each site has an HSEC team and a committee chaired by the site’s general manager. The committees meet at least monthly to discuss HSEC issues and solutions and other operational practices. The committees monitor the effectiveness and performance of their site’s sustainability programs and report any material issues to the general manager who escalates matters as necessary.

Management

Yamana uses an integrated HSEC Framework to guide its approach to health, safety and sustainability. Based on industry best practices and the legal environment in the jurisdictions where the Company operates, the framework empowers sites and provides them with strategic guidance to identify areas to improve performance and implement best practices. It also provides guidelines for engaging with stakeholders and managing the impact of an operation on the local community.

Three key principles support the Company’s approach to HSEC Management – risk management, integration and external reporting and assessment:

1. Risk management

The basis of Yamana’s management approach is effective risk management. Using the HSEC Framework and specific standards within the Yamana Management System (YMS), each operation effectively maps its HSEC risks and develops an approach to:

•	planning and risk assessment

•	standard operating procedures

•	identifying legal and contractual requirements

•	industry best practices

•	company objectives

•	the link between outcomes and action plans for key performance metrics, development plans and internal auditing systems.

Operating sites are audited against the policies, standards and procedures in the YMS.

High level risks, including risks associated with tailings dam facilities, waste rock dumps, heap leach piles or cyanide usage, among others, have enhanced, specific management measures for mitigating potential failures, spills or slides.

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These include permanent monitoring of each structure, and tools to help monitor specific risks. The Company also reviews monthly reports on the tailings dams, which are prepared by third party consultants. See “Risks of the Business”.

Canadian Malartic Mine, a jointly-owned operation with Agnico Eagle, operates under Agnico Eagle’s HSEC management systems. These systems are based on international best practices and are consistent with the YMS.

2. Integration

Yamana’s HSEC process involves every operation, starting with risk assessment through to implementation and monitoring. Making operational management responsible for integrating HSEC improves strategic planning and implementation, and means the outcome is owned by the entire site instead of a specific department.

3. External reporting and assessment

Yamana reports on HSEC performance annually in its material issues report following the most current guidelines produced by the Global Reporting Initiative.

Audit reports for Yamana’s cyanide management can be found on the International Cyanide Management Code website, and Yamana’s energy and emissions performance is reported to the Carbon Disclosure Project.

Yamana also maintains certifications with several external agencies, including:

•	International Cyanide Management Code

•	ISO 14001 Environmental Management Systems

•	OHSAS 18001 Occupational Health and Safety Management Systems

•	World Gold Council’s Conflict-Free Gold Standard.

Performance

Yamana regularly reports on its performance in six material areas:

•	health and safety

•	social license and human rights

•	climate change

•	tailings and waste management

•	water management

•	mine closure.

The Company has had no significant spills, releases or incidents since 2014.

Health and safety

Yamana improved its overall health and safety performance in 2017, and there were no workplace fatalities. Unfortunately, in February 2018, the Company reported a motor vehicle accident double fatality at the Gualcamayo Mine involving a local contractor. The company continues to work with authorities and the contractor to identify and implement measures to prevent future incidents.

While the frequency of lost time incidents (LTIs) increased from 0.13 to 0.22, the total recordable incident rate decreased from 0.84 to 0.75 (all data excludes Canadian Malartic). Chapada achieved a new record of 619 consecutive days without the occurrence of a lost time injury.

Yamana’s stable safety performance reflects the efforts it has made toward reaching its goal of zero serious injuries. The Company recognizes, however, that there is still significant work to be done, and has continuous learning and improvement initiatives across the organization aimed at identifying ways to make step changes in safety performance.

Yamana’s health and safety team had the following priorities in 2017 (which continue into 2018):

•	increase measurement and reporting of preventative or ‘leading’ indicators

•	increase focus on high potential incidents and sharing learnings across sites

•	ensure fatal risk controls are best-in-class and verified in the field

•	develop new leadership standards.

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Social license and human rights

As in previous years, Yamana had no significant community conflicts or incidents in 2017.

Yamana’s social performance is guided by a specific set of community relations standards contained in the YMS. Underpinning these standards are a number of social policies, including Yamana’s Human Rights Policy, which is on the Company website. Yamana is committed to acting in accordance with Voluntary Principles on Security and Human Rights and requires the same adherence from its service providers. The HSEC Framework also provides best practices guidelines for stakeholder engagement, impact and benefit management.

Each operation has a community relations team that regularly engages with the local community through formal and informal engagement mechanisms. Activities in 2017 included:

•	hosting 64 community and other formal meetings at its operations, with over 1,780 participants

•	responding to 46 formal grievances, mainly related to vibration, dust and noise, all within the designated closeout period (typically 7 to 14 days).

Yamana makes substantial commitments to local community development every year. In 2017, the Company:

•
contributed $5.9 million to communities where it operates through direct community investment, donations and sponsorships. Yamana typically focuses on sustainable income generation, education, health and culture

•	maintained a local employment rate of 64%

•	maintained a host-country procurement rate of 95%.

Climate change

Yamana’s operations are balancing improved energy use and emissions, while also adapting to and mitigating the impacts related to climate change.

Yamana has a three-fold approach to climate change:

1. Adaptation – the Company monitors existing climate changes and extreme weather events that could affect its operations and modifies its facilities as necessary. It regularly examines each operation to make sure that they are prepared to withstand extreme weather events.
2. Mitigation – each operation is responsible for developing its own energy reduction strategy and setting its own targets. The Company also has energy efficiency programs that focus on decreasing fossil fuel use and reducing its carbon footprint wherever possible.
3. Preparedness – each operation has developed an emergency preparedness and response plan for extreme weather events and other foreseeable crises and emergencies. These plans, which are periodically updated and tested, ensures that if extreme events occur, site personnel and local communities understand their roles and responsibilities and are trained accordingly.

Tailings and waste management

Yamana maintains a unique, best-practice tailings management and reporting system that allows the operations and the corporate office to maintain regular vigilance over the management of each operation’s tailings-related risks.

The Company has always prioritized the management of tailings, and diligently adheres to SYGBAR, its six-point tailings management system that focuses on:

•	standards for design and construction, and use of design reviews

•	constant tailings management facility (“TMF”) monitoring and site-specific key performance indicators development and performance management

•	periodic safety inspections

•	risk assessment

•	training and continuous improvement

•	emergency response plans with dam failure analysis.

A dedicated senior corporate manager is responsible for overseeing this system and providing support to the operations to make sure they are in compliance.

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Yamana has completed independent third-party reviews of its TMF facilities that were part of its robust internal management system. A renowned global expert in the field did the reviews in 2016 and followed up in 2017 by examining the design, construction and operation of the tailings facilities, as well as Yamana’s policies, procedures and management systems. The reviewer concluded there were no significant weaknesses or discrepancies from international best practices. The reviewer also identified opportunities for improvement, and action plans have since been put in place for implementing the improvements.

Sound environmental management also includes the responsible management of general waste, both hazardous and non-hazardous. Waste is minimized and segregated to enhance recyclability, reuse and proper disposal. If a material is considered hazardous under local legislation, it is disposed of according to specific practices.

Water management

Yamana works towards reducing its consumption of fresh water and maximizing the reuse and recycling of mine water discharges to the environment.

Water management continues to be one of the single most important areas of focus at Yamana’s sites, because of the water-intensive nature of processing ore, the scarcity of water in some areas, the wide array of climatic environments where the Company operates and the importance of water for communities and other stakeholders. Non-compliance can present a risk to a site’s license to operate, with human and aquatic health issues remaining the most significant concern.

There have been no significant spills at the Company’s operations since 2014 and all operations remain compliant with the International Cyanide Management Code. None of Yamana’s operations had process water discharges to the environment in 2017.

Yamana’s water focus has two components:

1. Monitoring – each operation has monitoring programs to confirm that mining activities do not significantly impact water supplies and to ensure there are no significant impacts on downstream users. In South America, some of these monitoring programs include community participation.

2. Management – each operation also maintains its own unique water management strategy that:

•	reflects its location-specific challenges

•	reduces freshwater consumption while recycling as much water as possible.

More than two-thirds of the water that Yamana uses to process ore is reused or recycled. Most of the fresh water comes from within the mine site or precipitation, with a small amount from rivers, lakes or streams.

Mine closure

Mine closure is closely managed by the operations with corporate oversight. Each operation has a comprehensive mine closure plan and a corresponding Asset Retirement Obligation that is updated annually. Yamana’s total liabilities for reclamation and closure cost obligations as at December 31, 2017 were $274.3 million.

Other Disclosure Relating to Ontario Securities Commission Requirements for Companies Operating in Emerging Markets

Due to the risks inherent in mineral production and the desire to organize and structure its affairs in a tax efficient manner, the Company holds each of its material properties in a separate corporate entity (through local subsidiary companies in foreign jurisdictions and other holding companies in various jurisdictions).

The risks of the corporate structure of the Company and its subsidiaries are risks that are typical and inherent for companies who have material assets and property interests held indirectly through foreign subsidiaries and located in foreign jurisdictions. The Company’s business and operations in emerging markets are exposed to various levels of political, economic and other risks and uncertainties associated with operating in a foreign jurisdiction such as difference in laws, business cultures and practices, banking systems and internal control over financial reporting. See below under “– Risks of the Business”.

The Company has implemented a system of corporate governance, internal controls over financial reporting and disclosure controls and procedures that apply at all levels of the Company and its wholly-owned subsidiaries. These systems are overseen

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by the Company’s board of directors, and implemented by the Company’s senior management. The relevant features of these systems are set out below.

Control over Foreign Subsidiaries

The Company controls its foreign subsidiaries by virtue of corporate oversight and by its ownership of 100% of the shares issued by such entities (exclusive of non-material subsidiaries). The Company’s management has the (i) power to appoint and dismiss, at any time, any and all of the foreign subsidiaries’ officers and directors, (ii) power to instruct the foreign subsidiaries’ officers to pursue business activities in accordance with the Company’s wishes, and (iii) legal right, as a shareholder, to require the officers of each such foreign subsidiaries to comply with their fiduciary obligations. The Company can also enforce its rights by way of various shareholder remedies available to it under local laws. As a result, the management of the Company can effectively align its business objectives with those of the foreign subsidiaries and implement such objectives at the subsidiary level.

Board and Management Expertise

A majority of the Company’s directors have been directors for a period in excess of five years. Likewise, a majority of the Company’s senior officers have at least five years of experience in senior leadership positions with the Company. As a result of their tenure, these officers and directors have gained extensive experience conducting business in the emerging jurisdictions. Please see the biographical information on pages 81 of this AIF for further information on the senior officers’ and directors’ experience.

In addition, the board of directors, through its corporate governance practices, regularly receives management and technical updates and progress reports in connection with the foreign subsidiaries, and in so doing, maintains effective oversight of their business and operations. Further, the Company’s directors and senior officers visit the Company’s operations in foreign jurisdictions on a regular basis in order to ensure effective control and management of the Company’s foreign operations. During these visits they come into contact with local employees, government officials and business persons; such interactions enhance the visiting directors’ and officers’ knowledge of local culture and business practices. Generally, the Company’s directors visit at least one of the Company’s operations in each calendar year, on a rotating basis. Certain senior and non-senior officers visit the Company’s operations quarterly, or more frequently if circumstances require, on a rotating basis.

Internal Control Over Financial Reporting and Funds

The Company maintains internal control over financial reporting with respect to its operations in emerging jurisdictions by taking various measures. Several of the Company’s Vice Presidents have the relevant language proficiency (Spanish and Brazilian Portuguese), local cultural understanding and relevant work experience in each of the Company’s operating jurisdictions which facilitates better understanding and oversight of the Company’s operations in the foreign jurisdictions in the context of internal controls over financial reporting.

Pursuant to the requirements of NI 52-109, the Company assesses the design of its internal controls over financial reporting on an annual basis. Furthermore, key controls for the accounts in scope are tested across the Company on an annual basis and the working papers of these tests performed at all the locations are reviewed at the head office level. Please refer to the Company’s annual audited consolidated financial statements for the year ended December 31, 2017, as filed under the Company’s profile on SEDAR and on the Company’s website.

Differences in banking systems and controls between Canada and the emerging jurisdictions are addressed by having stringent controls over cash in all locations; especially over access to cash, cash disbursements, appropriate authorization levels, performing and reviewing bank reconciliations in the applicable jurisdiction on at least a monthly basis and the segregation of duties.

The difference in cultures and practices between Canada and the emerging jurisdictions is addressed by employing competent staff in Canada and the emerging jurisdictions who are familiar with the local laws, business culture and standard practices, have local language proficiency, are experienced in working in the applicable emerging jurisdiction and in dealing with the respective government authorities; and have experience and knowledge of the local banking systems and treasury requirements.

The foreign subsidiaries’ also have established practices, protocols and routines in place for the distribution of its excess cash to its foreign owners. Furthermore, the opening and closing of bank accounts in the name of a foreign subsidiary is controlled, overseen and approved by the Company’s Senior Vice President, Finance and Chief Financial Officer and the Treasurer.

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The Company ensures the flow of funds between Canada and each emerging jurisdiction functions as intended by:

•	appointing common officers of the Company and the foreign subsidiary;

•	involving the Company’s Chief Financial Officer, located in Toronto, in hiring key finance personnel in each of the emerging jurisdictions; and

•	closely monitoring the finance departments in each of the emerging jurisdictions, and by regular personal visits by the Chief Financial Officer and other key executives to the emerging jurisdictions.

Communication

The Company maintains open communication with each of its foreign operations through many senior and non-senior officers who are fluent in either Brazilian Portuguese or Spanish, as applicable. In addition, all management team members in local jurisdictions are fluent in the jurisdiction’s primary language and are proficient in English. The primary language used in management and board meetings is English and material documents relating to the Company that are provided to the board of directors are in English. Although the Company does not currently have a formal communication plan, it has implemented several communications policies, including a disclosure policy and crisis communications protocols. To date, the Company has not experienced any communication-related issues.

Records

All of the minute books and corporate records and documents of the foreign subsidiaries are filed at the relevant entity’s headquarters, and with the relevant governmental or regulatory body in each applicable jurisdiction in which the applicable entity’s headquarters are located. The custodians of such documents report directly to the Company’s head office and senior management team to ensure continued oversight.

Risks of the Business

The operations of the Company are speculative due to the high-risk nature of its business, which is the acquisition, financing, exploration, development and operation of mining properties. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. The risks and uncertainties described below are not the only risks and uncertainties that the Company faces. Additional risks and uncertainties not presently known to the Company or that the Company currently deems immaterial may also impair the Company’s business operations. If any of the adverse consequences described in those risks actually occurs, the Company’s business, results of operations, cash flows and financial position would suffer. See “Cautionary Note Regarding Forward-Looking Statements.”

Gold, Copper and Silver Prices
The Company’s profitability and long-term viability depend, in large part, upon the market prices of metals that may be produced from its properties, primarily gold, copper and silver. Market price fluctuations of these commodities could adversely affect profitability of the Company’s operations and lead to impairments and write downs of mineral properties. Metal prices fluctuate widely and are affected by numerous factors beyond the Company’s control, including:

•	global and regional supply and demand for industrial products containing metals generally;

•	changes in global or regional investment or consumption patterns;

•	increased production due to new mine developments and improved mining and production methods;

•	decreased production due to mine closures;

•	interest rates and interest rate expectation;

•	expectations with respect to the rate of inflation or deflation;

•	fluctuations in the value of the United States dollar and other currencies;

•	availability and costs of metal substitutes;

•	global or regional political or economic conditions; and

•	sales by central banks, holders, speculators and other producers of metals in response to any of the above factors.

There can be no assurance that metal prices will remain at current levels or that such prices will improve. A decrease in the market prices could adversely affect the profitability of the Company’s existing mines and projects as well as its ability to finance the exploration and development of additional properties, which would have a material adverse effect on the Company’s results of operations, cash flows and financial position. A decline in metal prices may require the Company to write-down Mineral Reserve and Mineral Resource estimates by removing ores from Mineral Reserves that would not be economically processed at lower metal prices and revise life-of-mine plans (“LOM Plans”), which could result in material write-downs of investments in

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mining properties. Any of these factors could result in a material adverse effect on the Company’s results of operations, cash flows and financial position. Further, if revenue from metal sales declines, the Company may experience liquidity difficulties. Its cash flow from mining operations may be insufficient to meet its operating needs, and as a result the Company could be forced to discontinue production and could lose its interest in, or be forced to sell, some or all of its properties.

In addition to adversely affecting Mineral Reserve and Mineral Resource estimates and the Company’s results of operations, cash flows and financial position, declining metal prices can impact operations by requiring a reassessment of the feasibility of a particular project. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays and/or may interrupt operations until the reassessment can be completed, which may have a material adverse effect on the Company’s results of operations, cash flows and financial position. In addition, lower metal prices may require the Company to reduce funds available for exploration with the result that the depleted reserves may not be replaced.
Exploration, Development and Operating Risks
Mining operations are inherently dangerous and generally involve a high degree of risk. Yamana’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, copper and silver, including, without limitation, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding, pit wall failure and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, personal injury or loss of life, damage to property and environmental damage, all of which may result in possible legal liability. Although the Company expects that adequate precautions to minimize risk will be taken, mining operations are subject to hazards such as fire, rock falls, geomechanical issues, equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability. The occurrence of any of these events could result in a prolonged interruption of the Company’s operations that would have a material adverse effect on its business, financial condition, results of operations and prospects.

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish Mineral Reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by Yamana will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices that are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Yamana not receiving an adequate return on invested capital.

There is no certainty that the expenditures made by Yamana towards the search and evaluation of mineral deposits will result in discoveries or development of commercial quantities of ore.

Health, Safety and Environmental Risks and Hazards
Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities due to accidents that could result in serious injury or death and/or material damage to the environment and Company assets. The impact of such accidents could affect the profitability of the operations, cause an interruption to operations, lead to a loss of licenses, affect the reputation of the Company and its ability to obtain further licenses, damage community relations and reduce the perceived appeal of the Company as an employer.

All phases of the Company’s operations are subject to environmental and safety regulations in the various jurisdictions in which it operates. These regulations mandate, among other things, worker safety, water quality, water management, land reclamation, waste disposal (including the generation, transportation, storage and disposal of hazardous waste), mine development and protection of endangered and other special status species. Failure to comply with applicable health, safety and environmental laws and regulations could result in injunctions, fines, suspension or cancellation of permits and approvals and could include other penalties. Health, safety and environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that the Company has been or will at all times be in full compliance with all environmental laws and regulations or hold, and be in full compliance with, all required environmental and health and safety permits. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations

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to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations, including the Company, may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. The potential costs and delays associated with compliance with such laws, regulations and permits could prevent the Company from proceeding with the development of a project or the operation or further development of a mine, and any non-compliance therewith may adversely affect the Company’s business, financial condition and results of operations.

Government environmental approvals and permits are currently, or may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties.

The Company may also be held financially responsible for remediation of contamination at current or former sites, or at third party sites. The Company could also be held responsible for exposure to hazardous substances. The costs associated with such instances and liabilities could be significant.

In certain jurisdictions, the Company may be required to submit, for government approval, a reclamation plan for each of its mining/project sites. The reclamation plan establishes the Company’s obligation to reclaim property after minerals have been mined from the sites. In some jurisdictions, bonds or other forms of financial assurances are required as security to ensure performance of the required reclamation activities. The Company may incur significant reclamation costs which may materially exceed the provisions the Company has made for such reclamation. In addition, the potential for additional regulatory requirements relating to reclamation or additional reclamation activities may have a material adverse effect on the Company’s financial condition, liquidity or results of operations. When a previously unrecognized reclamation liability becomes known or a previously estimated cost is increased, the amount of that liability or additional cost may be expensed, which may materially reduce net income in that period.

The extraction process for gold and metals can produce tailings, which are the sand like materials which remain from the extraction process. Tailings are stored in engineered facilities which are designed, constructed, operated and closed in conformance with local requirements and best practices. Should a breach of these facilities occur due to extreme weather, seismic event, or other incident, the Company could suffer a material financial impact on the Company’s operations and financial condition.

Production at certain of the Company’s mines involves the use of cyanide which is a toxic material if not handled properly. Should cyanide leak or otherwise be discharged from the containment system, the Company could suffer a material impact on its business, financial condition and results of operations. The Company became a signatory to the International Cyanide Management Code in September 2008 to ensure the safe transport and use of cyanide in the production of gold. Conformance with this code is verified by independent audits, and the Company’s operations are in full compliance with this code.

The Company actively engages with local communities to provide timely information about the operations and participates in a variety of activities to contribute to the wellbeing of local communities. Health, safety, environmental or other incidents, real or perceived, could cause community unrest that manifest into protests, road blockages, or other civil disobedience activities that could materially disrupt the Company’s operations.

The mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances and other matters. Although the Company believes that its exploration activities are currently carried out in accordance with all applicable rules and regulations, new rules and regulations may be enacted or existing rules and regulations may be applied in a manner that could limit or curtail production or development of the Company’s properties. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a material adverse effect on the Company’s business, financial condition and results of operations. See “– Foreign Operations and Political Risk”.

Among the other environmental risks that Yamana has identified across all of its operations are general water management (which includes cyanide management), tailings management, closure and a range of climate-change related risks. For more details regarding Yamana’s management approach to each of these areas see “Description of the Business – Environment and Communities.”

Nature and Climatic Condition Risk
The Company and the mining industry are facing continued geotechnical challenges, which could adversely impact the Company’s production and profitability. Unanticipated adverse geotechnical and hydrological conditions, such as landslides, droughts, pit wall failures and rock fragility may occur in the future and such events may not be detected in advance. Geotechnical

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instabilities and adverse climatic conditions can be difficult to predict and are often affected by risks and hazards outside of the Company’s control, such as severe weather and considerable rainfall, which may lead to periodic floods, mudslides, wall instability and seismic activity, which may result in slippage of material.

Geotechnical failures could result in limited or restricted access to mine sites, suspension of operations, government investigations, increased monitoring costs, remediation costs, loss of ore and other impacts, which could cause one or more of the Company’s projects to be less profitable than currently anticipated and could result in a material adverse effect on the Company’s results of operations and financial position.

Counterparty, Credit, Liquidity and Interest Rate Risks and Access to Financing
The Company is exposed to various counterparty risks including, but not limited to: (i) financial institutions that hold the Company’s cash and short term investments; (ii) companies that have payables to the Company, including concentrate and bullion customers; (iii) providers of its risk management services (including hedging arrangements); (iv) shipping service providers that move the Company’s material; (v) the Company’s insurance providers; and (vi) the Company’s lenders. The Company seeks to limit counterparty risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. For cash, cash equivalents and accounts receivable, credit risk is represented by the carrying amount on the balance sheet. For derivatives, the Company assumes no credit risk when the fair value of the instruments is negative. When the fair value of the instruments is positive, this is a reasonable measure of credit risk. The Company is also exposed to liquidity risks in meeting its operating and capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. Under the terms of the Company’s trading agreements, counterparties cannot require the Company to immediately settle outstanding derivatives except upon the occurrence of customary events of default. The Company mitigates liquidity risk through the implementation of its capital management policy by spreading the maturity dates of derivatives over time, managing its capital expenditures and operation cash flows, and by maintaining adequate lines of credit. The Company is exposed to interest rate risk on its variable rate debt and enters into interest rate swap agreements to hedge this risk. These factors may impact the ability of the Company to obtain loans and other credit facilities and refinance existing facilities in the future and, if obtained, on terms favourable to the Company. Such failures to obtain loans and other credit facilities could require the Company to take measures to conserve cash and could adversely affect its access to the liquidity needed for the business in the longer term.

The exploration and development of the Company’s properties, including continuing exploration and development projects, and the construction of mining facilities and commencement of mining operations may require substantial additional financing. Failure to obtain sufficient financing will result in a delay or indefinite postponement of exploration, development or production on any or all of the Company’s properties or even a loss of a property interest. Additional financing may not be available when needed, or if available, the terms of such financing might not be favorable to the Company. Failure to raise capital when needed would have a material adverse effect on the Company’s business, financial condition and results of operations.

Construction and Start-up of New Mines
The success of construction projects and the start-up of new mines by the Company is subject to a number of factors including the availability and performance of engineering and construction contractors, mining contractors, suppliers and consultants, the receipt of required governmental approvals and permits in connection with the construction of mining facilities and the conduct of mining operations (including environmental permits), the successful completion and operation of ore passes, the adsorption/desorption/recovery plants and conveyors to move ore, among other operational elements. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the Company is dependent in connection with its construction activities, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the operational elements in connection with new mines could delay or prevent the construction and start-up of new mines as planned. There can be no assurance that current or future construction and start-up plans implemented by the Company will be successful, that the Company will be able to obtain sufficient funds to finance construction and start-up activities, that personnel and equipment will be available in a timely manner or on reasonable terms to successfully complete construction projects, that the Company will be able to obtain all necessary governmental approvals and permits or that the completion of the construction, the start-up costs and the ongoing operating costs associated with the development of new mines will not be significantly higher than anticipated by the Company. Any of the foregoing factors could adversely impact the operations and financial condition of the Company.

Some of the Company’s projects have no operating history upon which to base estimates of future cash flow. For example, the Company has previously provided an indication of production and cost expectations for the Cerro Moro project. However, definitive production levels will be determined once final mine plans have been developed. The capital expenditures and time

EXHIBIT 99.1

required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics. Thus, it is possible that actual costs may change significantly and economic returns may differ materially from the Company’s estimates.

Commercial viability of a new mine or development project is predicated on many factors. Mineral Reserves and Mineral Resources projected by feasibility studies and technical assessments performed on the projects may not be realized, and the level of future metal prices needed to ensure commercial viability may not materialize. Consequently, there is a risk that start-up of new mine and development projects may be subject to write-down and/or closure as they may not be commercially viable.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources
To extend the lives of its mines and projects, ensure the continued operation of the business and realize its growth strategy, it is essential that the Company continues to realize its existing identified Mineral Reserves, convert Mineral Resources into Mineral Reserves, increase its Mineral Resource base by adding new Mineral Resources from areas of identified mineralized potential, and/or undertake successful exploration or acquire new Mineral Resources.

No assurance can be given that the anticipated tonnages and grades in respect of Mineral Reserves and Mineral Resources contained in this annual information form will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves will be mined or processed profitably. Actual Mineral Reserves may not conform to geological, metallurgical or other expectations, and the volume and grade of ore recovered may differ from estimated levels. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any Mineral Reserve or Mineral Resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Lower market prices, increased production costs, reduced recovery rates and other factors may result in a revision of its Mineral Reserve estimates from time to time or may render the Company’s Mineral Reserves uneconomic to exploit. Mineral Reserve data is not indicative of future results of operations. If the Company’s actual Mineral Reserves and Mineral Resources are less than current estimates or if the Company fails to develop its Mineral Resource base through the realization of identified mineralized potential, its results of operations or financial condition may be materially and adversely affected. Evaluation of Mineral Reserves and Mineral Resources occurs from time to time and they may change depending on further geological interpretation, drilling results and metal prices. The category of Inferred Mineral Resource is often the least reliable Mineral Resource category and is subject to the most variability. The Company regularly evaluates its Mineral Resources and it often determines the merits of increasing the reliability of its overall Mineral Resources.

Replacement of Depleted Mineral Reserves

Given that mines have limited lives based on Proven Mineral Reserves and Probable Mineral Reserves, the Company must continually replace and expand its Mineral Reserves at its mines. The life-of-mine estimates included in this annual information form may not be correct. The Company’s ability to maintain or increase its annual production will be dependent in part on its ability to bring new mines into production and to expand Mineral Reserves at existing mines.

Uncertainty Relating to Mineral Resources

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Due to the uncertainty which may attach to Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Proven Mineral Reserves and Probable Mineral Reserves as a result of continued exploration.

Commodity Prices

The profitability of the Company’s operations will be dependent upon the cost and availability of commodities which are consumed or otherwise used in connection with the Company’s operations and projects, including, but not limited to, diesel, fuel, natural gas, electricity, steel, concrete and cyanide. Commodity prices fluctuate widely and are affected by numerous factors beyond the control of the Company. Further, as many of the Company’s mines are in remote locations and energy is generally a limited resource, the Company faces the risk that there may not be sufficient energy available to carry out mining activities efficiently or that certain sources of energy may not be available.

EXHIBIT 99.1

Joint Ventures

Yamana holds an indirect 12.5% interest in the Alumbrera Mine, the other 37.5% and 50% interests being held by Goldcorp Inc. (“Goldcorp”) and Glencore plc (“Glencore”), respectively. The Company accounts for this investment under the equity method of accounting. The Company’s interest in the Alumbrera Mine is subject to the risks normally associated with the conduct of joint ventures. These risks may include, but are not limited to: disagreement with joint venture partners on how to develop and operate mines efficiently; inability of joint venture partners to meet their obligations to the joint venture or third parties; or litigation arising between joint venture partners regarding joint venture matters. The existence or occurrence of one or more of the following circumstances and events, for example, could have a material adverse impact on Company’s profitability, future cash flows, earnings, results of operations and financial condition.

Partnership with Agnico Eagle

The Company has formed a 50/50 partnership with Agnico Eagle in connection with the acquisition of the Canadian Malartic Mine (the “Canadian Malartic GP”). There are a variety of general risks associated with the Canadian Malartic GP, particularly because Yamana is not the sole operator. These risks include, but are not limited to:

•	disagreement with Agnico Eagle about how to develop, operate or finance a project;

•	that Agnico Eagle may at any time have economic or business interests or goals that are, or become, inconsistent with the Company’s business interests or goals;

•	that Agnico Eagle may not comply with the Canadian Malartic GP’s partnership agreement;

•	the possibility that Agnico Eagle may become bankrupt;

•	that Agnico Eagle may be in a position to take action contrary to the Company’s instructions, requests, policies, objectives or interests;

•	possible litigation with Agnico Eagle about Canadian Malartic GP matters; and

•	the possibility that the Company may not be able to sell its interest in the Canadian Malartic GP if the Company desires to exit the Canadian Malartic GP.

These risks could result in legal liability or affect the Company’s ability to develop or operate the Canadian Malartic GP’s projects, either of which could have a material adverse effect on the Company’s future growth, results of operations, cash flows and financial position.

Brio Gold Inc.

As of the date hereof, Yamana currently owns approximately 53.6% of the outstanding Brio Shares. The value of this interest is subject to volatility in the share price of Brio’s common shares. Such market fluctuations could adversely affect the market price of Yamana’s interest in Brio and the value Yamana could realize on such interest. Also, while Yamana is a party to an investor rights agreement with Brio and currently has one nominee on Brio’s board of directors and a representative on Brio’s advisory board, it does not have significant operational control over Brio. Accordingly, the interests of Yamana, as a majority shareholder of Brio, may not be the same as those of Brio’s other shareholders, and conflicts of interest may arise from time to time that may be resolved in a manner detrimental to Yamana. In addition, decisions made by the directors and/or management of Brio may cause Brio to undertake strategies or courses of action that may not be consistent with Yamana’s short or long term objectives.

On February 16, 2018, Brio Gold entered into a definitive agreement with Leagold whereby Leagold will acquire all of the issued and outstanding Brio Shares. The Company entered into a support agreement with Leagold pursuant to which the Company agreed, among other things, to vote its Brio Shares in favour of the transaction at a special meeting of Brio Gold shareholders to consider the transaction expected to be held on April 12, 2018.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants that affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations.

EXHIBIT 99.1

Permitting

The Company’s operations are subject to receiving and maintaining permits from appropriate governmental authorities. There is no assurance that delays will not occur in connection with obtaining all necessary renewals of permits for the Company’s existing operations, additional permits for any possible future changes to operations, or additional permits associated with new legislation. Prior to any development on any of its properties, the Company must receive permits from appropriate governmental authorities. There can be no assurance that the Company will continue to hold all permits necessary to develop or continue operating at any particular property. Any of these factors could have a material adverse effect on the Company’s results of operations and financial position.

Insurance and Uninsured Risks

Yamana’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, catastrophic equipment failures or unavailability of materials and equipment, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Yamana’s insurance will not cover all the potential risks associated with the Company’s operations. Even if available, Yamana may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production (such as underground coverage) is not generally available to Yamana or to other companies in the mining industry on acceptable terms. Yamana might also become subject to liability for pollution or other hazards that may not be insured against or that Yamana may elect not to insure against because of premium costs or other reasons. Losses from these events could cause Yamana to incur significant costs that could have a material adverse effect upon its financial performance and results of operations. Should the Company be unable to fully fund the cost of remedying an environmental problem, the Company might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which may have a material adverse effect. The Company may suffer a material adverse effect on its business, results of operations, cash flows and financial position if it incurs a material loss related to any significant event that is not covered, or adequately covered, by its insurance policies.

Foreign Operations and Political Risk

The Company holds mining and exploration properties in Canada, Brazil, Argentina and Chile, exposing it to the socioeconomic conditions as well as the laws governing the mining industry in those countries. Inherent risks with conducting foreign operations include, but are not limited to: high rates of inflation; military repression; war or civil war; social and labour unrest; organized crime; hostage taking; terrorism; violent crime; extreme fluctuations in currency exchange rates; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political norms, currency controls and governmental regulations that favour or require the Company to award contracts in, employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes, if any, in mining or investment policies or shifts in political attitude in any of the jurisdictions in which the Company operates may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, importation of parts and supplies, income and other taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. In addition, changes in government laws and regulations, including taxation, royalties, the repatriation of profits, restrictions on production, export controls, changes in taxation policies, environmental and ecological compliance, expropriation of property and shifts in the political stability of the country, could adversely affect the Company’s exploration, development and production initiatives in these countries.

On December 29, 2017, the Argentinean government enacted a tax reform package. The new law includes a reduction in the corporate tax rate from 35% to 30% over the next two years and to 25% thereafter. To offset this reduction, a proposed new

EXHIBIT 99.1

dividend withholding tax at a rate of 7% for the first two years and a 13% rate going forward was introduced. The dividend withholding tax can be reduced under a bilateral treaty. In addition, the Argentinean government implemented a new federal Mining Accord that establishes guidelines applicable to new mining projects in respect of taxation and royalties, and other areas of mining operations including environmental matters and mine closure plans.

On December 18, 2017, the Brazilian government enacted changes to the royalty tax rates for mining companies. The law includes an increase in the royalty tax rate from 1% to 1.5% for gold, with no change to the rate for copper. In addition, the rate will apply to gross revenue without deductions. The change in royalty rates is not expected to have a material effect on net earnings and cash flows from the Company’s operations in Brazil.

In November 2016, the Quebec government enacted changes to the income tax rate as proposed in the 2016 provincial budget. Beginning with the year ended December 31, 2017, the provincial rate is decreasing by 0.1% over the next four years with the current rate deceasing from 11.9% to 11.5% in 2020.

The Company continues to monitor developments and policies in all the jurisdictions in which it operates and the potential impact such developments and policies may have on its operations; however they cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.

Compliance with Anti-Corruption Laws

Yamana is subject to various anti-corruption and anti-bribery laws and regulations including but not limited to the Canadian Corruption of Foreign Public Officials Act, the U.S. Foreign Corrupt Practices Act, the Extractive Sector Transparency Measure Act (“ESTMA”), as well as similar laws in the countries in which the Company conducts business. In general, these laws prohibit a company and its employees and intermediaries from bribing or making other prohibited payments to foreign officials or other persons to obtain or retain business or gain some other business advantage. ESTMA, which became effective June 1, 2015, requires public disclosure of payments to governments by mining and oil and gas companies engaged in the commercial development of oil, gas and minerals who are either publicly listed in Canada or with business or assets in Canada. Mandatory annual reporting is required for extractive companies with respect to payments made to foreign and domestic governments at all levels, including entities established by two or more governments.

In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such anti-corruption and anti-bribery laws, resulting in greater scrutiny and punishment of companies found in violation of such laws. Failure to comply with the applicable legislation and other similar foreign laws could expose the Company and its senior management to civil and/or criminal penalties, other sanctions and remedial measures, legal expenses and reputational damage, all of which could materially and adversely affect the Company’s business, financial condition and results of operations, as well as on the market price of the Company’s common shares. The Company has instituted policies that apply to all employees, consultants, contractors and other agents, including a code of business conduct and ethics and a whistleblower policy as well as mandatory training. However, there can be no assurance or guarantee that such efforts have been and will be completely effective in ensuring Yamana’s compliance, and the compliance of its employees, consultants, contractors and other agents, with all applicable anti-corruption and anti-bribery laws.

Increase in Production Costs

Changes in the Company’s production costs could have a major impact on its profitability. Its main production expenses are personnel and contractor costs, materials, and energy. Changes in costs of the Company’s mining and processing operations could occur as a result of unforeseen events, including international and local economic and political events, a change in commodity prices, increased costs (including oil, steel and diesel) and scarcity of labour, and could result in changes in profitability or Mineral Reserve estimates. Many of these factors may be beyond the Company’s control.

The Company relies on third party suppliers for a number of raw input materials. Any material increase in the cost of raw materials, or the inability by the Company to source third party suppliers for the supply of its raw materials, could have a material adverse effect on the Company’s results of operations or financial condition.

The Company prepares estimates of future cash costs and capital costs for its operations and projects. There is no assurance that actual costs will not exceed such estimates. Exceeding cost estimates could have an adverse impact on the Company’s future results of operations or financial condition.

EXHIBIT 99.1

Land Title

The acquisition and maintenance of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral concessions may be disputed. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure mine tenure may be severely constrained. There is no guarantee that title to any of its properties will not be challenged or impaired. Third parties may have valid claims underlying portions of the Company’s interests, including prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. If these challenges are successful, this could have an adverse effect on the development of the Company’s properties as well as its results of operations, cash flows and financial position. In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Termination of Mining Concessions

The Company’s mining concessions may be terminated in certain circumstances. Under the laws of the jurisdictions where the Company’s operations, development projects and prospects are located, Mineral Resources belong to the state and governmental concessions are required to explore for, and exploit, Mineral Reserves. The Company holds mining, exploration and other related concessions in each of the jurisdictions where it is operating and where it is carrying on development projects and prospects. The concessions held by the Company in respect of its operations, development projects and prospects may be terminated under certain circumstances, including where minimum production levels are not achieved by the Company (or a corresponding penalty is not paid), if certain fees are not paid or if environmental and safety standards are not met. Termination of any one or more of the Company’s mining, exploration or other concessions could have a material adverse effect on the Company’s financial condition or results of operations.

Competition

The mining industry is intensely competitive in all of its phases and the Company competes with many companies possessing greater financial and technical resources than itself. Competition in the precious metals mining industry is primarily for: mineral rich properties that can be developed and produced economically; the technical expertise to find, develop, and operate such properties; the labour to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a global basis. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. Existing or future competition in the mining industry could materially adversely affect the Company’s prospects for mineral exploration and success in the future.

Indebtedness

The Company’s ability to make scheduled payments on or refinance its debt obligations (if necessary) depends on its financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond the Company’s control, including the market prices of gold, silver and copper. The Company may be unable to maintain a level of cash flow from operating activities sufficient to permit it to pay the principal, premium, if any, and interest on the Company’s indebtedness, or maintain its debt covenants.

If the Company’s cash flows and capital resources are insufficient to fund its debt service obligations, or there is a contravention of its debt covenants, the Company could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance its indebtedness. The Company may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow it to meet its scheduled debt service obligations.

In addition, the Company conducts a substantial portion of its operations through its subsidiaries, certain of which in the future may not be guarantors of its indebtedness. Accordingly, repayment of its indebtedness is dependent on the generation of cash flow by its subsidiaries and their ability to make such cash available to the Company, by dividend, debt repayment or otherwise. Unless they are guarantors of the Company’s indebtedness, its subsidiaries do not have any obligation to pay amounts due on its indebtedness or to make funds available for that purpose. The Company’s subsidiaries may not be able to, or may not be permitted to, make distributions to enable the Company to make payments in respect of its indebtedness.

Each subsidiary is a distinct legal entity, and, under certain circumstances, legal and contractual restrictions may limit the Company’s ability to obtain cash from the Company’s subsidiaries. While the Indenture governing the Initial Notes and New Notes limits the ability of the Company’s subsidiaries to incur consensual restrictions on their ability to pay dividends or make

EXHIBIT 99.1

other intercompany payments to the Company, these limitations are subject to qualifications and exceptions. In the event that the Company does not receive distributions from its subsidiaries, it may be unable to make required principal and interest payments on its indebtedness.

The Company’s inability to generate sufficient cash flows to satisfy its debt obligations, or to refinance its indebtedness on commercially reasonable terms or at all, would materially and adversely affect its financial position and results of operations and its ability to satisfy its obligations.

Additional Capital

The exploration and development of the Company’s properties, including continuing exploration and development projects, and the construction or expansion of mining facilities and commencement or expansion of mining operations, may require substantial additional financing. Failure to obtain sufficient financing will result in a delay or indefinite postponement of exploration, development or production on any or all of the Company’s properties or even a loss of a property interest. Additional financing may not be available when needed or if available, the terms of such financing might not be favourable to the Company and might involve substantial dilution to existing shareholders. Failure to raise capital when needed could have a material adverse effect on the Company’s business, financial condition and results of operations.

Currency Fluctuations

Currency fluctuations may affect the Company’s capital costs and the costs that the Company incurs at its operations. Gold is sold throughout the world based principally on a United States dollar price, but a portion of the Company’s operating and capital expenses are incurred in Brazilian reais, Argentine pesos, Chilean pesos, Canadian dollars and, to a lesser extent, the Euro. The appreciation of foreign currencies, particularly the Brazilian real and the Chilean peso, against the United States dollar would increase the costs of gold production at such mining operations, which could materially and adversely affect the Company’s earnings and financial condition. The Company has hedged only a portion of its Brazilian real risks, and none of the other currencies in which it functions, and is therefore exposed to currency fluctuation risks.

Additionally, the Mega Precious assets and the Canadian Malartic Mine are located in Canada and the costs associated with such assets are primarily denominated in Canadian dollars. However, revenue generated from the sale of gold and silver from such assets is in United States dollars and some of the costs associated with such assets are denominated in currencies other than the Canadian dollar. Any appreciation of the Canadian dollar vis-à-vis these currencies could have a material adverse effect on the Company’s business, financial condition and results of operations.

Write downs and Impairments

Mineral interests are the most significant assets of the Company and represent capitalized expenditures related to the development and construction of mining properties and related property, plant and equipment and the value assigned to exploration potential on acquisition. The costs associated with mining properties are separately allocated to exploration potential, Mineral Reserves and Mineral Resources and include acquired interests in production, development and exploration-stage properties representing the fair value at the time they were acquired. The values of such mineral properties are primarily driven by the nature and amount of material interests believed to be contained or potentially contained in properties to which they relate.

The Company reviews and evaluates its mining interests and any associated or allocated goodwill for impairment at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if the recoverable value of the asset is less than the carrying amount of the asset. An impairment loss is measured and recorded to the net recoverable value of the asset. The recoverable value of the asset is the higher of: (i) value in use (being the net present value of total expected future cash flows); and (ii) fair value less costs to sell.

The Company also assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset other than goodwill may no longer exist or may have decreased. If any such indication exists, the Company estimates the recoverable amount and considers the reversal of the impairment loss recognized in prior periods for all assets other than goodwill. An impairment loss recognized for goodwill is not reversed in a subsequent period.

Fair value is the value obtained from an active market or binding sale agreement. Where neither exists, fair value is based on the best information available to reflect the amount the Company could receive for the asset in an arm’s length transaction. This is often estimated using discounted cash flow techniques. For value in use, recent cost levels are considered, together with expected changes in costs that are compatible with the current condition of the business and which meet the requirements of International Accounting Standard 36 in a discounted cash flow model. Where a recoverable amount is assessed using discounted

EXHIBIT 99.1

cash flow techniques, the resulting estimates are based on detailed mine and/or production plans. Assumptions underlying fair value estimates are subject to significant risks and uncertainties. Where third-party pricing services are used, the valuation techniques and assumptions used by the pricing services are reviewed by the Company to ensure compliance with the accounting policies and internal control over financial reporting of the Company. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources. Differences between management’s assumptions and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

The assumptions used in the valuation of work-in process inventories by the Company include estimates of metal contained in the ore stacked on leach pads, assumptions of the amount of metal stacked that is expected to be recovered from the leach pads, estimates of metal contained in ore stock piles, assumptions of the amount of metal that will be crushed for concentrate, estimates of metal-in-circuit, estimated costs of completion to final product to be incurred and an assumption of the gold, silver and copper price expected to be realized when the gold, silver and copper is recovered. The recoverable values of assets are highly dependent on several factors including metal prices and the prevailing cost environment, and the recoverable values of some properties are more sensitive to metal prices than others. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories to net realizable value, which would reduce the Company’s earnings and working capital. Net realizable value is determined as the difference between costs to complete production into a saleable form and the estimated future precious metal prices based on prevailing and long-term metal prices. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of write-down is reversed up to the lower of the new net realizable value or the original cost.

Although management makes its best estimates, it is possible that material changes could occur which may adversely affect management’s estimate of the net cash flows expected to be generated from its properties. Any impairment estimates, which are based on applicable key assumptions and sensitivity analysis, are based on management’s best knowledge of the amounts, events or actions at such time, and the actual future outcomes may differ from any estimates that are provided by the Company. Any impairment charges on the Company’s mineral projects could adversely affect its results of operations.

Litigation Risks

All industries, including the mining industry, are subject to legal claims, with and without merit. The Company is currently involved in litigation and may become involved in legal disputes in the future. Defense and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding may have a material adverse effect on the Company’s financial position or results of operations.

In 2004, a former director of Northern Orion Resources Inc. (“Northern Orion,” now named 0805346 B.C. Ltd.) commenced proceedings in Argentina against Northern Orion claiming damages in the amount of $177.0 million for alleged breaches of agreements entered into with the plaintiff. The plaintiff alleged that the agreements entitled him to a pre-emptive right to participate in acquisitions by Northern Orion in Argentina and claimed damages in connection with the acquisition by Northern Orion of its 12.5% equity interest in the Alumbrera Mine. On August 22, 2008, the National Commercial Court No. 13 of the City of Buenos Aires issued a first-instance judgment rejecting the claim. The plaintiff appealed this judgment to the National Commercial Appeals Court. On May 22, 2013, the appellate court overturned the first-instance decision. The appellate court determined that the plaintiff was entitled to make 50% of Northern Orion’s investment in the Alumbrera acquisition, although weighted the chance of the plaintiff’s 50% participation at 15%. The matter was remanded to the first-instance court to determine the value. The parties have undergone two valuations over the last several years, both of which have been subsequently annulled. The most recent annulled award suggested a valuation of $54.2 million, well in excess of the amount Northern Orion considered reflective of the claim. In August, 2017, Northern Orion entered into a confidential settlement agreement pursuant to which this matter was definitively and finally settled in consideration of an amount to be paid in installments over a number of years. The total amount payable pursuant to the settlement is substantially below the amount awarded in the last valuation proceeding which, under Argentinean law, the Company successfully sought to annul. At the option of the Company, all or any portion of the amount can be paid in common shares of the Company.

In December 2012, the Company received assessments from the Brazilian federal tax authorities disallowing certain deductions relating to financial instruments used to finance Brazilian operations for the years 2007 to 2012. The Company believes that these financial instruments were issued on commercial terms permitted under applicable laws and is appealing these assessments. In the third quarter of 2017, the Company elected to participate in a program to settle all significant outstanding income tax assessments in Brazil and all income tax assessments relating to the Chapada Mine. This commercial resolution creates immediate financial certainty during a time of political volatility and economic reform in the country.

EXHIBIT 99.1

On October 25, 2017, the program was formally enacted into law and the Company paid $76.7 million during the year ended December 31, 2017. The final program created an option to either pay one lump sum of approximately $68 million in the first quarter of 2018, or a total of approximately $100 million plus interest in installments over 12 years. The Company elected to proceed with the lump sum payment option, and, on January 30, 2018 made the payment.

On August 2, 2016, Canadian Malartic General Partnership (“CMGP”), a general partnership jointly owned by the Company and Agnico Eagle Mines Limited (the "Partnership"), was served with a class action lawsuit with respect to allegations involving the Canadian Malartic mine. The complaint is in respect of "neighbourhood annoyances" arising from dust, noise, vibrations and blasts at the mine. The plaintiffs are seeking damages in an unspecified amount as well as punitive damages in the amount of $20 million. The class action was certified in May 2017. In November 2017, a declaratory judgment was issued allowing the Partnership to settle individually with class members for 2017. The plaintiffs have since announced that they intend to file an application for leave to appeal this declaratory judgment. On December 11, 2017, hearings were completed in respect of certain preliminary matters, including the Partnership's application for partial dismissal of the class action. The Company and the Partnership will take all necessary steps to defend themselves from this lawsuit.

On August 15, 2016, the Partnership received notice of an application for injunction relating to the Canadian Malartic mine, which had been filed under the Environment Quality Act (Quebec). A hearing related to an interlocutory injunction was completed on March 17, 2017 and a decision of the Superior Court of Quebec dismissed the injunction. An application for permanent injunction is currently pending. The Company and the Partnership have reviewed the injunction request, consider the request without merit and will take all reasonable steps to defend against this injunction. These measures include a motion for the dismissal of the application for injunction, which has been filed and will be heard at a date to be determined. While at this time the potential impacts of the injunction cannot be definitively determined, the Company expects that if the injunction were to be granted, there would be a negative impact on the operations of the Canadian Malartic mine, which could include a reduction in production.

On June 1, 2017, the Partnership was served with an application for judicial review to obtain the annulment of a governmental decree. The Partnership is an impleaded party in the proceedings. The applicant seeks to obtain the annulment of a decree authorizing the expansion of the Canadian Malartic mine. The Company and the Partnership have reviewed the application for judicial review, consider the application without merit and will take all reasonable steps to defend against this application. The hearing on the merits is scheduled to take place in October 2018. While the Company believes it is highly unlikely that the annulment will be granted, the Company expects that if the annulment were to be granted, there would be a negative impact on the operations of the Canadian Malartic mine, which could include a reduction in anticipated future production.

See “Legal Proceedings and Regulatory Actions”.

Investment Risk

Investment risk is the risk that a financial instrument’s value will deviate from the expected returns as a result of changes in market conditions, whether those changes are caused by factors specific to the individual investment or factors affecting all investments traded in the market. Although the factors that affect investment risk are outside the Company’s control, the Company mitigates investment risk by limiting its investment exposure in terms of total funds to be invested and by being selective of high quality investments.

Available for sale financial assets are reviewed quarterly for possible significant or prolonged decline in fair value requiring impairment and more frequently when economic or market concerns warrant such evaluation. The review includes an analysis of the fact and circumstances of the financial assets, the market price of actively traded securities, as well as the severity of loss, the financial position and near-term prospects of the investment, credit risk of the counterparties, the length of time the fair value has been below costs, both positive and negative evidence that the carrying amount is recoverable within a reasonable period of time, management’s intent and ability to hold the financial assets for a period of time sufficient to allow for any anticipated recovery of fair value and management’s market view and outlook. When a decline in the fair value of an available-for-sale investment has been recognized in Other Comprehensive Income (“OCI”) and there is objective evidence that the asset is impaired after management’s review, any cumulative losses that had been recognized in OCI are reclassified to net income in that period as an impairment loss. The reclassification is calculated as the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized, if applicable. Impairment losses recognized in net income for an investment are subject to reversal, except for an equity instrument classified as available-for-sale.

EXHIBIT 99.1

Use of Derivatives

From time to time the Company may use certain derivative products as hedging instruments and to manage the risks associated with changes in gold prices, silver prices, copper prices, interest rates, foreign currency exchange rates and energy prices. The use of derivative instruments involves certain inherent risks including, among other things: (i) credit risk — the risk of default on amounts owing to the Company by the counterparties with which the Company has entered into transactions; (ii) market liquidity risk — risk that the Company has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; and (iii) unrealized mark-to-market risk — the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.

Acquisitions and Integration

From time to time, the Company examines opportunities to acquire additional mining assets and businesses. Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, operating, financial and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of the Company. Any acquisitions would be accompanied by risks. For example, there may be a significant change in commodity prices after the Company has committed to complete the transaction and established the purchase price or exchange ratio; a material ore body may prove to be below expectations; the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt the Company’s ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. In the event that the Company chooses to raise debt capital to finance any such acquisition, the Company’s leverage will be increased. If the Company chooses to use equity as consideration for such acquisition, existing shareholders may experience dilution. Alternatively, the Company may choose to finance any such acquisition with its existing resources. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Amendments to Mining Laws and Regulations

The mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances and other matters. Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment. Although the Company believes that its exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail production or development of the Company’s properties. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a material adverse effect on the Company’s business, financial condition and results of operations.

Community Relations

The Company’s relationships with the communities in which it operates and other stakeholders are critical to ensure the future success of its existing operations and the construction and development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Publicity adverse to the Company, its operations or extractive industries generally, could have an adverse effect on the Company and may impact relationships with the communities in which Yamana operates and other stakeholders. While the Company is committed to operating in a socially responsible manner, there can be no assurance that its efforts in this respect will mitigate this potential risk.

The Canadian Malartic Mine, in which the Company holds a 50% interest, is located adjacent to the community of Malartic. The Partnership continues to work with the Quebec Ministry of Transport and the town of Malartic on the deviation of Quebec provincial highway No. 117 to gain access to the higher grade Barnat and Jeffrey deposits. The final layout and an environmental impact assessment were completed at the end of January 2015. The Quebec Bureau d’audiences publiques sur l’environnement (“BAPE”) issued its report on the Canadian Malartic pit extension on October 5, 2016. The BAPE report concluded that the project is acceptable and provided several recommendations intended to enhance social acceptability. The Québec government issued the decrees authorizing both the pit extension and deviation of highway 117 on April 12, 2017.

EXHIBIT 99.1

In addition, on August 2, 2016, Canadian Malartic GP, the operator of the Canadian Malartic mine, was served with a class action lawsuit with respect to allegations involving the Canadian Malartic mine. See “Legal Proceedings and Regulatory Actions”. Since the spring of 2015, the Partnership has been working collaboratively with the community of Malartic and its citizens to develop a “Good Neighbour Guide” that addresses the allegations contained in the lawsuit. Implementation of the Good Neighbour Guide, which includes a compensation program and an acquisition program, began on September 1, 2016. Under the compensation program, a large portion of the residents of Malartic accepted to settle their claims in consideration of the compensations offered (96% for the retroactive period from July 1, 2013, to June 30, 2016 and 92% for the period from July 1, 2016, to December 31, 2016). Compensations for the year 2017 will be paid in the first quarter of 2018, except in the southern sector of Malartic, where the compensation program has been suspended until final judgment is rendered with respect to the right to individually settle, after the certification of the class action, with residents who are class action members. A total of 31 residences were also acquired in the southern sector of Malartic under the acquisition program of the Good Neighbour Guide, which was also suspended in December 2017 for the same reason.

The Company’s other projects, including exploration projects, may also be impacted by relations with various community stakeholders, and the Company’s ability to develop related mining assets may still be affected by unforeseen outcomes from such community relations.

Labour and Employment Matters

Production at the Company’s mining operations is dependent upon the efforts of its employees and the Company’s operations would be adversely affected if it fails to maintain satisfactory labour relations. In addition, relations between the Company and its employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in whose jurisdictions the Company carries on business. For example, during the first quarter of 2017, there was a temporary suspension of operations associated with the strike of one of the Company’s unions, before collective bargaining negotiations were resumed and concluded. Changes in such legislation or in the relationship between the Company and its employees may have a material adverse effect on the Company’s business, results of operations and financial condition.

Foreign Subsidiaries

The Company is a holding company that conducts operations through subsidiaries, including foreign subsidiaries. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the Company’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company’s valuation and stock price.

Reliance on Local Advisors and Consultants in Foreign Jurisdictions

The Company holds mining and exploration properties in Brazil, Argentina, and Chile, in addition to Canada. The legal and regulatory requirements in these countries with respect to conducting mineral exploration and mining activities, banking system and controls, as well as local business culture and practices are different from those in Canada and the United States. The officers and directors of the Company must rely, to a great extent, on the Company’s local legal counsel and local consultants retained by the Company in order to keep abreast of material legal, regulatory and governmental developments as they pertain to and affect the Company’s business operations, and to assist the Company with its governmental relations. The Company must rely, to some extent, on those members of management and the Company’s board of directors who have previous experience working and conducting business in these countries in order to enhance its understanding of and appreciation for the local business culture and practices. The Company also relies on the advice of local experts and professionals in connection with current and new regulations that develop in respect of banking, financing, labour, litigation and tax matters in these countries. Any developments or changes in such legal, regulatory or governmental requirements or in local business practices are beyond the control of the Company. The impact of any such changes may adversely affect the business of the Company.

Market Price of Common Shares

The common shares are listed on the TSX and the NYSE. The price of the common shares is likely to be significantly affected by short-term changes in gold prices or in the Company’s financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to the Company’s performance that may have an effect on the price of the common shares include the following: the extent of analytical coverage available to investors concerning the Company’s business may be limited if investment banks with research capabilities do not continue to follow the Company’s securities; the lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of common shares; and the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities.

EXHIBIT 99.1

As a result of any of these factors, the market price of the common shares at any given point in time may not accurately reflect the Company’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Credit Rating

There can be no assurance that the credit ratings and outlook assigned to the Company’s debt securities or to Yamana will remain in effect for any given period of time or that any such rating or outlook will not be revised downward or withdrawn entirely by a rating agency. Real or anticipated changes in credit ratings or outlook assigned to the Company’s debt securities will generally affect the market price of its debt securities. In addition, real or anticipated changes in its credit ratings may also affect the cost at which the Company can access the capital markets. If such ratings decline and its cost of accessing capital markets increases, the Company may not be able to fund proposed capital expenditures and other operations in the future.

Dividend Policy

The Company has a dividend policy providing for a dividend yield that is consistent with the yield of comparable companies’ dividend rates and such policy is reviewed on a periodic basis and assessed in relation to the growth of the operating cash flows of the Company. In January 2016, the Company’s board of directors amended the Company’s dividend policy to set the quarterly dividends paid per common share at $0.02 annually, beginning with the declaration and payment of the first quarter 2016 dividend.

Payment of any future dividends will be at the discretion of the Company’s board of directors after taking into account many factors, including the Company’s operating results, financial condition, comparability of the dividend yield to peer gold companies and current and anticipated cash needs. There can be no assurance that dividends will continue to be paid in the future or on the same terms as are currently paid by the Company.

Dilution to Common Shares

During the life of the Company’s options and other rights granted or assumed by the Company, the holders are given an opportunity to profit from a rise in the market price of the common shares with a resulting dilution in the interest of the other shareholders. The Company’s ability to obtain additional financing during the period such rights that are outstanding may be adversely affected and the existence of the rights may have an adverse effect on the price of the common shares. The holders of options and other rights of the Company may exercise such securities at a time when the Company would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favourable than those provided by the outstanding rights.

The increase in the number of common shares in the market and the possibility of sales of such shares may have a depressive effect on the price of the common shares. In addition, as a result of the issuance of additional common shares, the voting power of the Company’s existing shareholders will be diluted.

Future Sales of Common Shares by Existing Shareholders

Sales of a large number of common shares in the public markets, or the potential for such sales, could decrease the trading price of the common shares and could impair the Company’s ability to raise capital through future sales of common shares. Substantially all of the common shares not held by affiliates of the Company can be resold without material restriction either in the United States, Canada or both.

Dependence Upon Key Management Personnel and Executives

The Company is dependent upon a number of key management personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company. The Company’s ability to manage its operating, development, exploration and financing activities will depend in large part on the efforts of these individuals. The Company faces intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel. The loss of the services of one or more key employees or the failure to and attract and retain new personnel could have a material adverse effect on the Company’s ability to manage and expand the Company’s business. The Company has entered into employment agreements with certain of its key executives.

EXHIBIT 99.1

Possible Conflicts of Interest of Directors and Officers of the Company

Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development and, consequently, there exists the possibility for such directors and officers to be in a position of conflict. There can be no assurance that any decision made by any of such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In the event that the Company’s directors and officers are subject to conflicts of interest, there may be a material adverse effect on its business.

Disclosure and Internal Controls

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”). Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the Company’s management, as appropriate, to allow timely decisions regarding required decisions. The Company has invested resources to document and analyze its system of disclosure controls and its internal control over financial reporting. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. The Company’s failure to satisfy the requirements of applicable Canadian securities laws on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm its business and negatively impact the trading price of the common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations.

Enforcement of Legal Rights

The Company has material subsidiaries organized under the laws of Brazil, Argentina and Chile and certain of the Company’s directors, management and personnel are located in foreign jurisdictions. Given that the majority of the Company’s material assets and certain of its directors, management and personnel are located outside of Canada, investors may have difficulty in effecting service of process within Canada and collecting from or enforcing against the Company, or its directors and officers, any judgments issued by the Canadian courts or Canadian securities regulatory authorities and predicated on the civil liability provisions of Canadian securities legislation or other laws of Canada. Similarly, in the event a dispute arises in connection with the Company’s foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada.

Failures of Information Systems or Information Security Threats

    The Company has entered into agreements with third parties for hardware, software, telecommunications and other information technology (“IT”) services in connection with the Company’s operations. The Company’s operations depend, in part, on how well the Company and its suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenditures to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

    Although to date the Company has not experienced any material losses relating to cyber attacks or other information security breaches, there can be no assurance that it will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Any of these factors could have a material adverse effect on the Company’s results of operations, cash flows and financial position.

EXHIBIT 99.1

Technical Information

Unless otherwise indicated, the estimated Mineral Reserves and Mineral Resources for the Company’s various mines and mineral projects set forth herein, with the exception of the Alumbrera Mine (see “JORC Code Definitions”, below), have been calculated in accordance with the CIM Standards. The following definitions are reproduced from the CIM Standards:

The term “Mineral Resource” means a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Material of economic interest refers to diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

The term “Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource is based on limited information and sampling gathered through appropriate sampling techniques from locations such as outcrops, trenches, pits, workings and drill holes.

The term “Indicated Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors (as defined below) in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.

The term “Measured Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.

The term “Mineral Reserve” means the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves (as hereinafter defined) and Proven Mineral Reserves (as hereinafter defined). Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility.

The term “Probable Mineral Reserve” means the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve. Probable Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a pre-feasibility study.

The term “Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors. Proven Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a pre-feasibility study.

The term “Modifying Factors” means considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

JORC Code Definitions
The estimated Ore Reserves and Mineral Resources for the Alumbrera Mine have been calculated in accordance with the current (2012) version of the Australasian Code for Reporting of Mineral Resources and Ore Reserves (the “JORC Code”), the Australian worldwide standards. The JORC Code has been accepted for current disclosure rules in Canada under NI 43-101. The following definitions are reproduced from the JORC Code:

EXHIBIT 99.1

The term “Mineral Resource” means a concentration or occurrence of material of intrinsic economic interest in or on the Earth’s crust in such form and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

The term “Inferred Mineral Resource” means that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

The term “Indicated Mineral Resource” means that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

The term “Measured Mineral Resource” means that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity.

The term “Ore Reserve” means the economically mineable part of a Measured or Indicated Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, including a pre-feasibility study or a feasibility study, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore Reserves are sub-divided in order of increasing confidence into Probable Ore Reserves and Proved Ore Reserves.

The term “Probable Ore Reserve” means the economically mineable part of an Indicated, and in some circumstances Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

The term “Proved Ore Reserve” means the economically mineable part of a Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

The foregoing definitions of Ore Reserves and Mineral Resources as set forth in the JORC Code have been reconciled to the definitions set forth in the CIM Standards. If the Ore Reserves and Mineral Resources for the Alumbrera Mine were estimated in accordance with the definitions in the CIM Standards, there would be no substantive difference in such Ore Reserves and Mineral Resources.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

This section uses the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource”. United States investors are advised that while such terms are recognized and required by Canadian regulations, the Commission does not recognize them. Inferred Mineral Resources have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not, except in limited circumstances, form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. See also “Introductory Notes – Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Mineral Resources”.

EXHIBIT 99.1

Cash Costs and All-In Sustaining Costs

The Company discloses “cash costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operating activities. Cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard remains the generally accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies.

The measure of cash costs, along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial measure. The terms co-product and by-product cash costs per ounce of gold or silver produced, co-product cash costs per pound of copper produced, co-product and by-product AISC per ounce of gold or silver produced and co-product AISC per pound of copper produced do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. Non-GAAP financial measures should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

By-Product and Co-product Cash Costs

Cash costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, but are exclusive of amortization, reclamation, capital, development and exploration costs. The Company believes that such measure provides useful information about the Company’s underlying cash costs of operations. Cash costs are computed on a co-product basis.

Cash costs are computed on a weighted average basis, net of by-product sales and on a co-product basis as follows:

•	Cash costs of gold and silver on a by-product basis - shown on a per ounce basis.

•
The attributable cost for each metal is calculated net of by-products by applying copper and zinc net revenues, which are incidental to the production of precious metals, as a credit to gold and silver ounces produced, thereby allowing the Company’s management and stakeholders to assess net costs of precious metal production. These costs are then divided by gold and silver ounces produced.

•	Cash costs of gold and silver on a co-product basis - shown on a per ounce basis.

•
Costs directly attributed to gold and silver will be allocated to each metal. Costs not directly attributed to each metal will be allocated based on the relative value of revenues which will be determined annually.

•	The attributable cost for each metal will then be divided by the production of each metal in calculating cash costs per ounce on a co-product basis for the period.

•	Cash costs of copper on a co-product basis - shown on a per pound basis.

•	Costs attributable to copper production are divided by commercial copper pounds produced.

By-Product and Co-product All-in Sustaining Costs

All-in sustaining costs per ounce of gold and silver produced seeks to represent total sustaining expenditures of producing gold and silver ounces from current operations, based on co-product costs, including cost components of mine sustaining capital expenditures, corporate general and administrative expense excluding stock-based compensation, and exploration and evaluation expense. All-in sustaining costs do not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, financing costs and dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of all-in sustaining costs does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods.

All-in sustaining by-product and co-product costs reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to the gold, silver or copper production activities.

EXHIBIT 99.1

Co-product cash costs per ounce of gold and silver produced, and co-product all-in sustaining costs per ounce of gold and silver produced are from continuing operations and, as applicable, exclude Mercedes and Ernesto/Pau-a-Pique, a discontinued operation.

Beginning January 1, 2016, the Company revised its definition of cash costs to include, in addition to mine site direct costs, all previously un-allocated general and administrative expenses related to the mine site. Additionally, the Company has excluded the impact from Alumbrera, the results of which are now considered negligible for performance measurement purposes. Comparative balances have been restated accordingly to conform to the change in presentation adopted in the current period.

Total cost of sales agrees to the consolidated annual statement of operations that reflects continuing operations excluding Mercedes, which is classified as discontinued operations. All production costs are classified in inventory together with treatment and refining charges, commercial costs, overseas freight and other selling costs. The amount of inventories recognized as cost of sales for the reporting period corresponds to the units of products sold during that period.

Mineral Projects

Summary of Mineral Reserve and Mineral Resource Estimates

Mineral Reserves (Proven and Probable)

The following table sets forth the Mineral Reserve estimates for the Company’s mineral projects as at December 31, 2017. See “Interests of Experts”.

EXHIBIT 99.1

EXHIBIT 99.1

Mineral Resources (Measured, Indicated and Inferred)

The following table set forth the Mineral Resource estimates and for the Company’s mineral projects as at December 31, 2017. See “Interests of Experts”.

EXHIBIT 99.1

EXHIBIT 99.1

Mineral Reserve and Mineral Resource Reporting Notes
1. Metal Prices and Cut-off Grades:

Mine	Mineral Reserves	Mineral Resources
Anoki-McBean (50%)	N/A	$1,200 Au, cut-off grade at 2.5 g/t Au
Amalgamated Kirkland (50%)	N/A	$1,200 Au, cut-off grade at 2.5 g/t Au
Alumbrera Deposit (12.5%)	$1,250 Au, $2.91 Cu. Underground cut-off at 0.5% Cueq. Metallurgical recoveries are 87.85% for Cu and 72.31% for Au	0.5% Cueq within economic envelope
Bajo El Durazno Deposit (12.5% - Part of Alumbrera Projects)	$1,250 Au, $2.91 Cu. Open pit cut-off at 0.3 g/t Aueq within pit. Metallurgical recoveries are 72.83% for Cu and 66.75% for Au.	0.2 g/t Aueq within economic envelope
Arco Sul	N/A	2.5 g/t Au cut-off
Canadian Malartic (50%)	$1,200 Au, cut-off grades range from 0.35 to 0.37 g/t Au. Metallurgical recoveries for Au range from 87% to 96.7% depending on zone.	$1,200 Au, cut-off grades range from 0.35 g/t Au inside pit and 1.0 g/t Au outside or below pit. Cut-off grade Odyssey Underground at 1.0 g/t Au and East Malartic Underground at 1.25 g/t Au (MSO).
Cerro Moro	$950 Au and $18.00 Ag, Open pit cut-off at 3.4 g/t Aueq and Underground cut-off at 6.2 g/t Aueq. Metallurgical recoveries are 95% for Au and 93% for Ag..	1.0 g/t Aueq cut-off
Chapada
$1,250 Au, $3.00 Cu; $4.36 NSR cut-off at $4.06 / t (Main Pit, Corpo Sul, Cava Norte and Sucupira). Cut-off grade 0.21 g/t Au based on $1,300 / ounce Au (Suruca Oxide). Cut-off grade 0.3 g/t Au based on $900 / ounce Au (Suruca Sulphide). Metallurgical recoveries for Suruca Oxide are dependent on zone and average 85% for gold.
$1,600 / ounce Au Au, $4.00 / lb Cu (Chapada pits and Suruca SW). 0.2 g/t Au cut-off for oxide and 0.3 g/t Au cut-off for sulphide in Suruca Gold Project.
El Peñón
$1,250 Au, $18.00 Ag, Variable cut-off for Underground ranging from 3.48 g/t Aueq to 4.31 g/t Aueq dependent on zone. Reserves based on economic revenue. Metallurgical recoveries for Au ranges from 82% to 97% and Ag ranges from 56% to 95% dependent on zone.

$1,600 Au, $24.00 Ag, Variable cut-off for Underground ranging from 2.71 g/t Aueq to 2.82 g/t Aueq dependent on zone. Cut-off grade for tailings at 0.50 g/t Aueq and for low grade stock at 0.80 g/t Aueq. Metallurgical recoveries: Underground 95% Au and 86.5% Ag. Tailings 60% Au and 30% Ag. Low grade stock 75% Au and 70% Ag.

Gualcamayo	$1,250 Au, Reserves based on economic revenue with variable cut-offs . Metallurgical recoveries for Au open pit ore are 49% and 61% for Au underground ore.	Open pit resources based $1,600 Au resource pit with cut-offs dependent on zone. Underground resources based on$1,600 Au with 1.00 g/t Au cut-off for material outside of the resource pit shell.
Hammond Reef (50%)	N/A	$1,400 Au, Open pit cut-off 0.32 g/t Au West Pit and 0.34 g/t Au East Pit.
Jacobina	$1,200 Au; 1.2 g/t Au cut-off. . Metallurgical recovery for Au is 96%.	0.5 g/t Au cut-off based on $1,600 Au price and a minimum width of 1.5 m, 96.5% metallurgical recovery and incremental mining cost.
Jeronimo (57%)	$900 Au, 2.0 g/t Au cut-off. Metallurgical recovery for Au is 86%.	2.0 g/t Au cut-off
La Pepa	N/A	$780 Au, 0.30 g/t Au cut-off
Lavra Velha	N/A	$1300 Au, $3.50 Cu and 0.2g/t Au, 0.1% Cu cut-offs
Minera Florida	$1,250 Au, $18.00 Ag, $1.25 Zn. Reserves based on a 2.17 g/t Aueq cut-off. Metallurgical recoveries are 90.81% for Au, 51.63% for Ag and 57.36% for Zn.	2.50 g/t Aueq cut-off
Monument Bay	N/A	$1,200 Au, 0.4 and 0.7 g/t cut-off for open pit and 4.0 g/t Au cut-off for underground.
Suyai	N/A	5.0 g/t Au cut-off
Upper Beaver (50%)	$1,200 Au, $2.75 Cu. Reserves based on NSR cut-off of Cdn$125.00/t. Metallurgical recoveries are 95% for Au and 80% to 90% for Cu.	$1,200 Au and $2.75 Cu. Resources based on NSR cut-off of Cdn$95.00/t. Metallurgical recoveries are 95% for Au and 90% for Cu.
Agua Rica	$1,000 Au, $2.25 lb Cu, $17.00 g/t Ag, $12.00 lb Mo. Metallurgical recoveries are 84.9% for Cu, 52.7% for Au, 67.6% for Ag, 65.9% for Zn, and 68.0% for Mo.	0.2% Cu cut-off

EXHIBIT 99.1

2. All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101, other than the estimates for the Alumbrera mine which have been calculated in accordance with the JORC Code which is accepted under NI 43-101.

3. All Mineral Resources are reported exclusive of Mineral Reserves.

4. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

5. Mineral Reserves and Mineral Resources are reported as of December 31, 2017.

6. For the qualified persons responsible for the Mineral Reserve and Mineral Resource estimates, see the qualified persons list below.

Material Producing Mines

Chapada Mine

Unless otherwise stated, the information, tables and figures that follow relating to the Chapada Mine are derived from, and in some instances are extracts from, the technical report entitled “Technical Report on the Chapada Mine, Goiás State, Brazil” dated March 21, 2018 (the “Chapada Report”), prepared by or under the supervision of Chester Moore, P.Eng., Hugo Miranda, ChMC (RM) and Avakash Patel, P.Eng (the “Chapada Qualified Persons”), of Roscoe Postle Associates Inc. (“RPA”) and Luiz Pignatari, Registered Member of the Chilean Mining Commission, of Edem Engenharia de Minas. The technical information contained in this section of the annual information form, other than the technical information set forth above under the heading “Mineral Projects – Summary of Mineral Reserves and Mineral Resources Estimate” has been reviewed and approved by the Chapada Qualified Persons, each of whom is a “qualified person” for the purpose of NI 43-101. See “Interests of Experts”.

Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Chapada Report, which has been filed with certain Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review on the Company’s SEDAR profile at www.sedar.com.

Property Description, Location and Access
The Chapada Mine is located in northern Goiás State, approximately 320 kilometres north of the state capital of Goiania and 270 kilometres northwest of the national capital of Brasilia. It is situated at latitude 14° 14’ S, longitude 49° 22’ W. The Chapada Mine includes the Chapada copper-gold deposit, sub-divided into the Chapada Corpo Principal and Corpo Sul deposits, and the Suruca gold deposit. Corpo Sul is situated at the southwest extremity of the Chapada deposit. The Suruca deposit is located six kilometres northeast of the Chapada Mine at approximately latitude 14° 11’ S, longitude 49° 20’ W.

Access to the project area from Brasilia is via BR-153 (Belem/Brasilia) to Campinorte (GO) and then via GO-465 (Campinorte/Santa Terezinha) west to Alto Horizonte. The town of Alto Horizonte lies between the Suruca and Chapada deposits. Chapada Airport, suitable for small aircraft with an 800 metres long airstrip, is located close to Alto Horizonte, approximately four kilometres northeast of the Mine.

EXHIBIT 99.1

The Chapada Mine is divided into 37 claims totalling 43,866.31 ha. The claims are held in the name of Mineração Maracá Indústria e Comércio S/A (“Mineração Maracá”), a 100% owned subsidiary of Yamana. See also “– Exploration, Development and Production”.

Yamana (via Mineração Maracá) holds all of the surface rights in the area of the Chapada Mine, which incorporates all of the proposed locations of buildings, fixed installations, waste dumps, and tailing disposal in the current mine plan. Yamana is of the opinion that it can acquire the right to dispose of waste rock and tailings on additional surface property, if and when required. The land ownership is registered with the Registrar of Real Estate in Mara Rosa, Goiás.

Other than statutory royalties which are paid to the Brazilian government based on commercial copper and gold production, RPA is not aware of any rights, agreements or encumbrances to which the Chapada Mine is subject, which would adversely affect the value of the property or Mineração Maracá’s ownership interest. The environmental licensing process for Corpo Sul started in 2013 and the required licences were granted in 2014. No current environmental liabilities have been identified within the mine area. Ongoing items such as waste stockpiles, depleted heap leach piles, and tailings storage facilities will be rehabilitated during the mine life or at the time of mine closure.

History

The Chapada deposit was discovered in 1973 by a Canadian company, INCO Ltda. (“INCO”), which followed up with geochemistry, geophysics, trenching, and initial drilling. There are few outcrops in the mine area due to laterite-saprolite cover. Consequently, deposit definition required extensive diamond drill exploration. Development drilling of the deposit occurred in several campaigns from 1976 through 1996 by INCO, Parsons-Eluma Projetos e Consultoria S/C (“Parsons”), a Brazilian copper company, Eluma — Noranda, Santa Elina, and Santa Elina-Echo Bay (“Echo Bay”). Historical ownership and exploration activities are summarized in Table 1.

EXHIBIT 99.1

Table 1
Date	Owner	Activity
1973	INCO	Chapada discovery.
1975-1976		2,000 metres x 500 metres grid drilling program. Parsons acquires a 50% interest in the Chapada project.
1976-1979	INCO & Parsons	200 metres x 100 metres drill grid. A 92 metres deep shaft is completed with 255 metres of cross-cuts for exploration and metallurgical sampling.
1979		Mining concession No. 2394 covering 3,000 hectares is issued to Mineração Alonte by the Departamento Nacional da Producao Mineral (“DNPM”).
1980-1981		Soil drilling completed in the plant, tailing ponds, and potential water dam areas.
1981	Parsons	Feasibility study completed.
1994-1995		A 4,500 metres drilling program re-evaluation of a near surface gold deposit.
Preliminary feasibility study by Watts, Griffis and McOuat.
May 1994	SERCOR	Mineração Santa Elina Industria e Comercio S/A (“SERCOR”) acquires the Chapada deposit through a subsidiary, Mineração Maracá.
July 1994	SERCOR and Echo Bay	Echo Bay acquires an initial interest in Santa Elina by purchasing 5% of the outstanding shares from SERCOR.
Dec 1994		Santa Elina completes its initial public offering.
Sep 1995
Santa Elina and Echo Bay approve the Chapada project joint venture. Santa Elina issues about 3% of the outstanding shares to Echo Bay. Echo Bay receives the option to acquire 50% interest in the project.

May 1996		Santa Elina is privatized and SERCOR and Echo Bay become equal owners of the company.
Dec 1996		Santa Elina completes an in-fill drilling program
Dec 1997		Independent Mining Consultants, Inc. reviews the Echo Bay model and completes a mine feasibility study.
Jan 1998		Kilborn Holdings Inc., (now SNC-Lavalin Group Inc.), completes the Chapada project bankable feasibility study.
Apr 2001		Construction licence issued.
May 2000	PINUS	PINUS acquires 100% of Mineração Maracá.
2003	Yamana	The property is purchased by Yamana.
2004		The feasibility study is completed.
2007		Commercial production starts.

In 2008, Yamana started a plant expansion to increase throughput from 16 million tonnes per annum to 22 million tonnes per annum.

From 2007 to the end of 2017, the Chapada Mine has processed 212 million tonnes grading 0.34 grams per tonne gold and 0.39% copper.

The Suruca deposit has been explored by various companies since the 1970s, as summarized in Table 2, and was exploited by garimpeiros in the 1980s. Yamana reports that garimpeiros produced approximately 200 kilograms of gold in that period. A historical estimate of resources was identified in the mid-1990s; however, as this estimate is historic in nature, it cannot be relied upon.

EXHIBIT 99.1

Table 2

Date	Ownership
1980 - 1981	INCO/Eluma
1987 - 1988	Cominco
1993 - 1994	WMC
1996 - 1997	Santa Elina ElinaElina/Echo Bay
2008 to present	Yamana

Geological Setting, Mineralization and Deposit Types

The Chapada area is located between the Amazonian craton to the northwest and the San Francisco craton to the southeast, within the north-northeast striking metavolcano-sedimentary Mara Rosa Magmatic Arc which is part of a large system of mobile belts that have a complex, multi-phased history of deformation.

The Chapada, Corpo Sul and Suruca deposits are located in the Eastern Belt of the Mara Rosa volcano sedimentary sequence. The Eastern Belt in the vicinity of the Chapada Mine comprises a thick package of amphibolites succeeded by volcanic and volcanoclastic rocks and overlying metasedimentary rocks. The metavolcanic-sedimentary units are intruded by metaplutonic rocks of dioritic to quartz-diorite composition. These intrusions are associated with magmatic fluids responsible for copper-gold and gold mineralization. The volcanics and sediments have been metamorphosed to biotite and amphibolite schist in the Chapada mineralized area.

The deposit has undergone hydrothermal alteration typical of a copper-gold porphyry system. Alteration styles include biotitization, sericitization, argillitization, and propylitization.

The bedrock schists are overlain by approximately 25 metres of saprolite material with a minor lateritic component near the top of the saprolite zone. Within that laterite component, there is a ferricrete zone at surface.

The primary copper-gold mineralization at Chapada is epigenetic. Copper is principally present as chalcopyrite with minor amounts of bornite. Fine grained gold is closely associated with the sulphide mineralization and was likely to be contemporaneous with the copper.

Copper mineralization occurs as finely disseminated crystals, elongated pods, lenses along foliation, crosscutting stringers, and coarse clots in occasional late stage quartz veins or pegmatites. The copper mineralization and grade are somewhat better in the central zone of the deposit along the anticline axis than in the surrounding anticlinal limbs; however, copper mineralization is pervasive over a broad area. Gold mineralization is more uneven spatially and may have been remobilized by post mineral low temperature alteration events.

The gold at Suruca is related to folded quartz vein/veinlets with sericitic and biotite alteration, rather than high sulphide concentrations. The second generation of quartz veins/veinlets with sulphides (sphalerite + galena + pyrite), carbonates and epidote also host gold which is related to zinc.

Mineralization predominately pre-dates deformation hence the gold is associated with epithermal features and not structurally controlled.

Exploration

For exploration work completed prior to Yamana, please see “–History”, above.

Yamana started exploration work in 2007 with diamond drilling mainly to the east of the pit to check for the extension of the mineralization potentially hosted in a synclinal structure.

In early 2008, consultant Richard Sillitoe defined a genetic model of mineralization with a typical porphyry copper-gold system (Cu-Au-Mo association) that underwent intense isoclinal folding and amphibolite facies metamorphism during continental

EXHIBIT 99.1

collision at the end of the Neoproterozoic. However, original mineralogy may not have been profoundly changed, due to the stability of minerals like quartz, anhydrite, pyrite, chalcopyrite, magnetite and biotite under amphibolite facies conditions.

Yamana began exploration work at Suruca in 2008 with geological mapping, chip sampling and shallow drilling at Suruca South. The 2008 drill program was designed to discover another deposit in the vicinity of Chapada Mine and to test for possible extensions of known resources. To achieve these objectives, regional geological mapping, and detailed geological mapping of the open pit were carried out, and geological model of the mine was prepared. Additionally, historic drill holes were re-logged, chip/soil samples were taken, and 5,530 m of diamond drilling was carried out in the vicinity of the Chapada Mine.

During 2010, Yamana drilled 16 holes in the southwest pit area and completed ten infill diamond drill holes in the northeast area. Samples from both the exploration and infill program were analyzed in a commercial and accredited laboratory. Yamana staff carried out quality assurance/quality control (QA/QC) and followed the protocol applied during the previous drilling programs. The drill program continued in 2011 Yamana continued a drilling program in the southwest pit area consisting of 14,362 m in 63 holes. Total drilling for the 2011 campaign was 19,305 m.

In 2013 Yamana drilled seven exploration holes for 1,704 m in the northeast section of Chapada Corpo Principal with the objective of delineating an inferred mineral resource. Several historic JVE series holes were used to estimate the mineral resource. In the same area condemnation holes were drilled to sterilize the location of waste dumps in the northeastern portion of the main Pit. In Corpo Sul, an infill drilling program was carried out in the southwest portion of the deposit on a 50 m by 50 m grid to upgrade Indicated to Measured Mineral Resources and on a 100 m by 100 m grid to convert Inferred to Indicated Mineral Resources.

In 2014, Yamana’s Exploration Team restarted the generative exploration activities at Chapada working with a deformed/metamorphosed copper-gold porphyry/skarn model for the region. Consultant Richard Sillitoe assisted with the understanding the regional geological model and district exploration strategy in early 2014. Based on this exploration information, the following work was completed: integration of previous drilling data, geological mapping with focus on hydrothermal halos, and sampling (soil, chip, and auger). As a result, in mid-2014, the Yamana claims were extended to cover the areas covered by soil and chip sampling. The main result in 2014 was the discovery of Sucupira target close to main Chapada deposit.

In 2015, the mineralization in the Sucupira was delineated with a drill grid of 100 m by 50 m along a 1,700 m NE-SW strike length, 260 m width, and an average thickness of 110 m. The mineralization has an average vertical depth between 180 m to 240 m from surface. Several holes returned average grade above 0.7% CuEq, which is higher than the current reserve grade at Chapada.

In 2016, the Baru target was discovered. It comprises a large tonnage and low grade envelope of 0.1% Cu with a richer gold core. Typical Baru mineralization was intersected by drill hole NM-237: 82.6 m grading 0.12 g/t Au, 0.25% Cu at 114 m; and 30 m grading 0.2 g/t Au, 0.35% Cu at 150 m.

In 2017, Yamana drilled ten exploration targets with the objective of delineating new potential. Additionally, the Buriti target was discovered three kilometres south of the Chapada main pit. The Buriti target comprises copper-gold sulphide mineralization (greater than 0.15% CuEq) in a 2.0 km long copper geochemical anomaly. The Buriti hydrothermal alteration is similar to Chapada with a flat geometry close to surface, gently plunging to NW. Drill hole BRT-05 contains typical mineralization with 10.15 m grading 0.3 g/t Au, 0.3% Cu at 51.85 m. Inferred mineral resources were delineated with a 500 m northeast-southwest strike length, a width of 50 m, and a 150 m depth.

See also “– Exploration, Development and Production”.

Drilling

Yamana commenced drilling the Chapada deposit in 2008. To date, Yamana and its predecessors have drilled 1,147 holes for a total of 229,254 m. Drilling has delineated the main deposit areas at a spacing of 100 m by 50 m, with a tighter 50 m pattern in the central portion of the deposit.

EXHIBIT 99.1

The 2008 and 2009 drilling campaigns were concentrated in the region named “Near Mine” and on the south portion of the area. The 2010 and 2011 campaigns targeted the Near Mine and Corpo Sul areas. The drill holes were collared at HW diameter, reduced to HQ diameter at the top of the saprolite, and changed to NQ2 when fresh rock was encountered. The drill rods were three metres long.

The majority of holes were drilled at an azimuth of 130° and an 85° dip. Drill holes with inclination between 45° and 85° were surveyed every three metres downhole using Devicom Deviflex electronic surveying instrument. No significant deviation issues were found to date. Collar surveys were taken by a Total Station GPS in UTM co-ordinates, SAD 69 Brazil datum, 22 South Zone.

Suruca

One hundred and twenty drill holes totalling 4,050 m were drilled at Suruca by previous owners; however, the database only contains details of the 1997 Santa Elina/Echo Bay holes with minimal data regarding the WMC reverse circulation drill holes.

Table 4

The majority of the historical holes were drilled within the saprolite which was characterized by low grade zones 0.1 g/t Au to 0.5 g/t Au), with occasional high grade interceptions ranging between 0.5 g/t Au and 6.0 g/t Au.

Yamana commenced drilling in the Suruca area in 2008 with seven holes for 440 m. The 2009 and 2010 drill programs used a 400 m by 200 m grid, with infill drilling at 200 m by 200 m. They extended the geometry of the deposit to a known strike length to 2,100 m, a width of 1,000 m, and 500 m depth. An infill grid of 100 m by 100 m was drilled in the northern portion of the deposit (between lines L500S and L1500S). To the end of 2017, a total of 1,002 holes for 77,301 m have been drilled at Suruca, including 18 holes for 536 m drilled by previous owners in 1996.

EXHIBIT 99.1

Table 5 – Yamana Drill Holes - Suruca

The drill holes were collared at HW diameter, reduced to HQ diameter at the top of the saprolite and changed to NQ when fresh rock was encountered. The drill rods were three metres long and the wireline core drilling method was employed. The majority of holes were drilled at an azimuth of 130° and a 60° dip, however, some holes were drilled at an azimuth of 310°. Downhole surveys were taken by the drilling contractor upon completion of the drill hole.

Regional Targets

Yamana commenced drilling in the regional targets in 2014 with 31 holes totalling 5,458 m. The 2014 and 2017 drill programs used a wide-spaced grid in order to test several targets. In 2015, the drill holes intercepted high grade copper-gold mineralization in the Formiga target. In 2017, an infill grid of 100 m by 100 m was drilled in the western portion of the Formiga target to establish inferred resources.

To the end of 2017, Yamana has drilled 230 holes for 32,736 m in regional targets. The drill holes were collared at HW diameter, reduced to HQ diameter at the top of the saprolite and changed to NQ when fresh rock was intercepted. The drill rods were three metres long and the wireline core drilling method was employed.

Drill holes with inclination between 45° and 85° were surveyed every three metres downhole using a Reflex Maxibor II or Devicom Deviflex electronic surveying instrument. In sub-vertical holes, a PeeWee or EZ-Shot instrument were used. Generally, the deviation was below 5% and no significant deviation issues were found to date.
Collar surveys were taken by a Total Station GPS in UTM co-ordinates, SAD 69 Brazil datum, 22 South Zone. Drill hole collars were cased and protected at surface with a cement block affixed with a metal tag stamped with the drill hole number, final depth, inclination, azimuth, and start and finish dates.

See also “– Exploration, Development and Production”.

Sampling, Analysis and Data Verification

Yamana’s samples are selected down the entire length of the drill hole core, sawn in half with an electric diamond bladed core saw, and sampled prior to logging. Half core samples are selected by a geology technician or trained sampler. The samples are then placed in a numbered plastic bag along with a paper sample tag, and tied closed with a piece of string. Sample weight is approximately 3.5 kilograms. Six to eight samples are placed in a larger plastic bag, loaded onto a truck owned and driven by a locally based transport company, and driven to the ALS Chemex laboratory sample preparation facility in Goiania, State of Goiás.

After sampling, the geologist completes a graphic log and logs the core in detail for lithology, structure, mineralization, and alteration. Codes are assigned for the oxidation state, consistency, and alteration including alteration halo, sulphides, silicification, biotite, sericite, epidote, amphibolite, garnet, carbonate, rhodochrosite, chlorite, and kyanite content. Angles of structures such as foliation and faults are recorded, although drill holes are not oriented. Sample intervals and sample numbers are also recorded on the exploration hole log. (When the drill hole is an infill hole, the core is quickly logged, according to the alteration halos with fewer details, and no structural drawings.)

EXHIBIT 99.1

Approximately four samples from each alteration halo per drill hole are selected for density testwork by two different methods after sampling and logging. The first method used is the water displacement method, performed in the logging shed. This method uses half core samples from eight to twelve centimetres long, coated with Vaseline to prevent water impregnation, and placed in a plastic beaker containing 500 ml of water to determine the volume of water displacement.

Sample preparation is undertaken by ALS Chemex in Goiania and involves crushing and pulverization (Codes PREP-33y and PREPINT). Upon receipt of the samples, each sample is weighed and dried at 105°C for eight hours to 12 hours. The entire sample is then crushed to 90% passing <2 mm (10 mesh), split to 0.5 kg in a riffle splitter, and pulverized to 95% passing 150 mesh. The samples are then split again to 50 g using a rotating splitter/spatula. The crusher and pulverizer are cleaned between each sample. Each fraction retained is returned to Yamana.

Samples are transported from the drill rig to Yamana’s core storage facilities at the Chapada Mine exploration camp by the drilling contractor, where Yamana geological staff log and sample the core. The samples are transported to the independent sample preparation facility by a locally based transport company, after which the samples are sent for preparation in ALX Chemex in Goiania, Brazil, and for analysis in Lima, Peru.

All Yamana samples are analyzed by fire assay with an Atomic Absorption (AAS) or ICP finish by ALS Chemex Lima, Peru, accredited by the Standards Council of Canada ISO 17025 and SGS GEOSOL, Belo Horizonte, Brazil is accredited by ISO 9001:2008. Yamana is at arm’s length with these laboratories.

Yamana conducted an external (independent of the laboratory being assessed), industry standard quality assurance/quality control (“QA/QC”) program for its drill campaigns, which followed written protocols. The QA/QC program consisted of the insertion of blanks and CRMs into the sample stream and the running of duplicate field (quarter-core) samples. Later, pulp duplicate samples were re-assayed at a secondary facility.

Yamana’s QA/QC program meets industry standard with a generally acceptable rate of insertion for CRMs and pulp duplicates. The results of the pulp duplicate assays showed good reproducibility with no discernible grade biases. The insertion of CRMs showed that laboratory results from SGS Geosol and ALS Chemex were acceptable with respect to precision and accuracy. The results from the insertion of blanks are also generally acceptable.

In 1996, Echo Bay became actively involved in the drilling and sampling program for the Project. Samples taken by Santa Elina in 1996 were subject to a rigorous QA/QC program; Geolab in Brazil was the primary assay laboratory and a large number of samples were sent to various laboratories in North America for check assays

IMC Mining (IMC) was contracted to review the historical data. IMC’s review included the following (i) all historical QA/QC control files; and (ii) a comparison of historical data with re-assayed data from analytical laboratories in the US. IMC concluded that the historical data was appropriate for estimation of Mineral Resources.

A total of 18 Suruca diamond drill holes from Mineração Alonte were re-analysed following Yamana’s procedures. The new assay results were compatible with the historical results.

In RPA’s opinion, the QA/QC program as designed and implemented by Yamana is adequate and the assay results within the database are suitable for use in a Mineral Resource estimate.

Yamana has written procedures and checks for all aspects of drilling, sampling, analyses, and data compilation. For example, drill logs are verified at the point prior to entry into the database by the Geology Department.

Compilation of assay QA/QC results is carried out on a continuous basis by a staff geologist in the Exploration Department. The data are collected and plotted on graphs to look for problem areas, and monthly and annual reports are generated. General performance is monitored, including the number of samples collected, the number and type of QA/QC samples, equipment availability, assay return times, etc. The reports also describe the progress and results of special research projects, such as heterogeneity studies, that may be underway at the time. Any problem areas with regard to assay verification are flagged and recommendations for appropriate action are implemented.

In RPA’s opinion, the collection and analysis of assay QA/QC data at Chapada is quite thorough and meets standard industry practice.

RPA is of the opinion that data collection and entry, and database verification procedures for Chapada comply with industry standards and the data is adequate for the purposes of Mineral Resource estimation.

EXHIBIT 99.1

Mineral Processing and Metallurgical Testing

For a discussion of mineral processing and metallurgical testing work completed by Yamana, see “ – Mining Operations”, below.

Mineral Resources and Mineral Reserves

See “– Mineral Projects – Summary of Mineral Reserves and Mineral Resources”.

RPA has reviewed the updated Mineral Resource estimates for the Chapada and Suruca deposits completed by Yamana personnel effective as of December 31, 2017. The Mineral Resource estimate is based on open pit mining scenarios and Chapada Mineral Resources are constrained by Whittle optimized pits which are based on a copper and gold net smelter return (NSR) cut-off value. At Chapada and Suruca SW, a variable NSR marginal cut-off value averaging approximately US$4.06 per tonne at Chapada and a fix US$4.50 per tonne at Suruca SW to account for the extra haulage distance, was used for sulphide and 0.3 g/t Au for oxide mineralization. For Suruca gold-only resources, a 0.2 g/t Au cut-off grade was used for oxide material and 0.3 g/t Au cut-off grade, for sulphide material.

The Mineral Resource estimates, exclusive of those mineral resources used to estimate the Mineral Reserves, are summarized in Table 1. Measured and Indicated Mineral Resources of gold are estimated at 82.2 Mt grading 0.48 g/t Au containing approximately 1.3 million ounces of gold. Measured and Indicated Mineral Resources of copper/gold are estimated at 274.2 Mt grading 0.17 g/t Au and 0.22% Cu containing approximately 1.5 million ounces of gold and 1.3 billion pounds of copper. Inferred Mineral Resources of gold are estimated at 28.0 Mt grading 0.44 g/t Au approximately 390,000 ounces of gold. Inferred Mineral Resources of copper/gold are estimated at 47.1 Mt grading 0.15 g/t Au and 0.24% Cu containing approximately 220,000 ounces of gold and 250 million pounds of copper.

Yamana personnel developed mineralization and lithology wireframes using Vulcan software, with refinements in Leapfrog 3D software. Block models were generated in MineSight measuring ten metres in each direction for Chapada (Cava Central, Cava Norte, Corpo Sul and Sucupira) and five metres in each direction for the Suruca deposits. Block grades were estimated using Ordinary Kriging (OK) in areas where sufficient composites were available to produce reliable variograms. In the absence of reliable variograms, block estimates were performed using Inverse Distance (ID) to the third power.

Classification for Chapada was based on a 50 m by 50 m drill pattern for the Measured Mineral Resources, 100 m by 100 m drill pattern for indicated, and 200 m by 200 m drill pattern for Inferred. For Suruca, classification was based on a 35 m by 35 m drill pattern for Measured Mineral Resources, 100 m by 50 m for Indicated, and 200 m by 200 m drill pattern for Inferred Mineral Resources.

RPA is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant issues that would materially affect the Mineral Resource estimate.

The resource estimates were prepared using industry standard methods and provide an acceptable representation of the deposit. RPA reviewed the reported resources, production schedules, and factors for conversion from Mineral Resources to Mineral Reserves. Based on this review, it is RPA’s opinion that the Measured and Indicated Mineral Resource within the final pit designs at Chapada Mine can be classified as Proven and Probable Mineral Reserves.

Total Proven and Probable Copper/Gold Mineral Reserves for Chapada and Suruca are estimated at 621.9 Mt grading 0.16 g/t Au and 0.25% Cu. Total Proven and Probable Gold Mineral Reserves for Suruca are estimated at 59.331 Mt grading 0.53 g/t Au.

RPA is not aware of any mining, metallurgical, infrastructure, permitting, or other relevant factors that could materially affect the Mineral Reserve estimate.

Mining Operations

The Chapada Mine is a traditional open pit truck/shovel operation that has been in continuous operation since 2007. There are two main open pit mining areas to be developed on the property, Chapada and Suruca. Current production is entirely from Chapada, including the Corpo Principal, Cava Norte, Corpo Sul and Sucupira pits. These pits are planned to eventually join into a single pit and Sucupira pit is planned as an additional series of pushbacks. The Suruca mining area includes Suruca Oxide and Suruca Sulphide gold Mineral Reserves.

EXHIBIT 99.1

The Chapada Mine is located in gently undulating terrain at elevations between 340 MASL and 400 MASL. The Chapada open pit, which is currently being mined, has ultimate design dimensions of approximately 8.0 km along strike, up to 1.5 km wide, and 420 m deep. The Suruca open pit will be located approximately seven kilometres northeast of the Chapada open pit. Final pit dimensions for Suruca will be approximately two kilometres along strike and about one kilometre wide.

The processing plant is located at the northwest end of the Chapada pit rim. The tailings storage facility is located to the northwest of the Chapada open pit, with the pond as close as 0.5 km to the pit rim and the tailings dam being up to five kilometres to the northwest. The Life of Mine (LOM) plan is based on Mineral Reserves, as of December 31, 2017, plus an additional 68 Mt of Measured and Indicated Mineral Resources from Sucupira at an average grade of 0.26% Cu and 0.17 g/t Au. These additional resources require the relocation of surface infrastructure that will be studied in a Feasibility Study commencing in 2018.

The LOM plan is based on a processing rate of 23.4 Mtpa. The ore stockpile will be processed intermittently throughout the mine life. The mine life is 27 years plus an additional two years at the end of the mine life for processing the remainder of the ore stockpile.

Processing and Recovery Operations

The Chapada Mine treatment plant processed an average of 63,000 tpd in 2017 with average copper and gold recoveries of 80% and 57% respectively.

The first step of the process occurs in the two parallel crushing circuits. The primary crushing system consists of an in-pit gyratory crusher in series with a roll crusher and a jaw crusher in parallel. Crushing is followed by grinding in a semi-autogenous (SAG) mill followed by a ball mill. The ore is then sent to the flotation, thickening, and filtration processes. The tailings are placed in a tailings storage facility, where the embankments are constructed using the coarser material from the grinding plant.

The Suruca oxide gold deposit is currently being planned for processing through a heap leach. A feasibility study was completed for the Suruca oxide project in early 2018 and Yamana is currently assessing the project within the context of the Chapada complex. Suruca sulphide ore is currently being planned to be processed through the existing Chapada plant, with some modifications, at the end of the Chapada mine life. However, there is also an option to construct a standalone CIL or CIP plant for processing the sulphide ore. Conceptual studies are ongoing.

Conceptual studies have been completed to expand the Chapada processing plant capacity to 28 to 32 Mtpa. A feasibility study for this expansion project is schedule to commence in 2018.

Infrastructure, Permitting and Compliance Activities

Chapada currently operates one open pit mine and process plant and has all the required infrastructure necessary for a mining complex including:

•
Open pit mine and mine infrastructure including truck shop, truck wash facility, warehouse, fuel storage and distribution facility, explosive’s storage and magazine sites, and electrical power distribution and substations to support construction projects and mine operations.

•	A conventional flotation mill for processing sulphide ore and mill infrastructure including assay laboratory, maintenance shops, and offices.

•	Mine and mill infrastructure including office buildings, shops, and equipment.

•	A tailings storage facility comprising a raised dam constructed with cyclone tailings with capacity for three years and plans for further expansion.

•	Local water supplies as required.

•	Electric power from the national grid.

•	Haulage roads from the mines to the plant.

•	Stockpile areas for high grade and low grade ore.

•	Maintenance facilities.

•	Administrative office facilities.

•	Core storage and exploration offices.

•	Access road network connecting the mine infrastructure to the town site and to public roads.

Yamana has all the environmental permits required to operate the Chapada mine and process plant. Additional permits are occasionally required for expansion or construction projects. The mine life for Chapada Mine is currently 29 years, i.e., until

EXHIBIT 99.1

2047. The closure plan consists of two major types of activity: decommissioning and rehabilitation. Decommissioning involves permanently ending the mining and mineral processing operations and removing all the equipment and facilities that are not destined to remain in place for future use. Reclamation includes reclaiming the mine site to other sustainable uses as defined in closure management plans.

Yamana is very active in engaging the local community with a series of cultural, social, and economic programs.

Capital and Operating Costs

LOM capital costs include capital projects, sustaining capital, and closure costs. LOM expansionary capital costs for Chapada are approximately $27 million and sustaining costs are approximately $290 million. The Suruca oxide pit and heap leach pre-production Capital Cost estimate is an additional $66 million including contingency. Exclusions from the capital and sustaining cost estimate include: mine development waste movement, working capital, and project financing and interest charges.

Operating costs are tracked and well understood as the mine has been in production since 2007. Operating costs are estimated for the LOM in 2018 US dollars. All in unit operating costs are $8.03 per tonne processed, consisting of mining, processing, and general and administrative costs.

Exploration, Development and Production

The Chapada Mine is divided into 37 claims covering 43,866.31 ha held in the name of Mineração Maraca. The Suruca deposit is located on claim numbers 860.708/2009 and 860.595/2009 (both Application for Mining Licences), totalling 845.75 ha. The Chapada and Corpo Sul deposits are located on claim numbers 808.931/1994, 808.923/1974, and 860.273/2003 (all Mining Licences) encompassing 3,830.19 ha.

Production at the Chapada Mine in 2017 consisted of 119,852 ounces of gold and 252,748 ounces of silver, contained in concentrate compared to 107,301 ounces of gold and 259,444 ounces of silver contained in concentrate in 2016. Chapada Mine copper production was 127.3 million pounds in 2017 compared to production of 115.5 million pounds of copper in 2016.

The Company completed a total of 43,543 metres of drilling in 383 holes over the course of the year ended December 31, 2017. The focus of the 2017 exploration program at Chapada was (i) to complete delineation drill programs at Sucupira/Baru, Corpo Sul and Suruca SW, concentrating on development of high-grade gold and copper lenses; (ii) delineation drilling at Formiga, Suruca Oxide, SW Mina and other targets with high potential to grow the mineral resource base; and (iii) to conduct exploration drilling at new near-mine targets like Buriti and Hidrotermalito. Exploration in 2018 will continue to define and expand the Suruca deposit, upgrade resources at Sucupira, Baru and explore for further near mine high-grade lenses of mineralization.

Several initiatives are underway to improve the performance of the Chapada processing plant. Following from the success of Phase I and Phase II plant optimization projects in 2016 and 2017, which has resulted in increased copper and gold recoveries, in 2018 Chapada will commence Phase III of the optimization. Commissioning is scheduled for the second quarter of 2019 and the project is expected to increase copper and gold recoveries by a further 1.5% to 2%. In addition to this, Chapada is assessing options to increase processing capacity to 28 to 32 Mt per year, with a Feasibility Study to commence in 2018.

Please refer to the section “Cautionary Note Regarding Forward-Looking Statements.”

El Peñón Mine

Unless otherwise stated, the information, tables and figures that follow relating to the El Peñón Mine are derived from, and in some instances are extracts from, the technical report entitled “Technical Report on the El Peñón Mine, Antofagasta Region, Northern Chile” dated March 2, 2018 (the “El Peñón Report”), prepared by or under the supervision of (the “El Peñón Qualified Persons”) Holger Krutzelmann, P.Eng., Normand Lecuyer, P.Eng. and Chester M. Moore, P. Eng., of RPA. The technical information contained in this section of the annual information form, other than the technical information set forth above under the heading “Mineral Projects – Summary of Mineral Reserves and Mineral Resources Estimate”, has been reviewed and approved by the El Peñón Qualified Persons, each of whom is a “qualified person” for the purpose of NI 43-101. See “Interests of Experts”.

Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the El Peñón Report, which has been filed with certain Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review on the Company’s SEDAR profile at www.sedar.com.

EXHIBIT 99.1

Property Description, Location and Access

The El Peñón Mine is located in the Atacama Desert in northern Chile, approximately 165 kilometres southeast of Antofagasta. Yamana owns 436 individual mining claims comprising an area of 90,087 hectares covering the El Peñón Mine, the Fortuna area and surrounding exploration lands. The Company became the 100% owner of El Peñón when it completed the final step of the acquisition of Meridian Gold Inc. (“Meridian”) on December 31, 2007. The mine operates on a year round basis. Antofagasta is the principle source of supply for the mine. It is a port city with a population of 80,000 and daily air service to Santiago. The mine is accessible by a paved road, with travel time from Antofagasta to the mine being approximately 2.5 hours.

Minera Meridian Limitada enjoys tax and royalty stability due to article 11 of Decree Law DL 600 Foreign Investment Statute until 2018. At the present time, the mine is subject to a 5% royalty payment calculated over the annual taxable income in accordance with Law 20.026/2005.

At the El Peñón Mine, the Company holds all the necessary environmental licenses and permits to operate the mine. RPA is not aware of any environmental liabilities on the property and is not aware of any other significant factors and risks that may affect access, title, or the right or ability to perform the work on the property.

History

The discovery of El Peñón was the result of successful grassroots exploration carried out by geologists of FMC Gold Company (“FMC Gold”), predecessor to Meridian, through the early 1990s. Drill programs executed from 1993 through 2007 and prior to Yamana’s purchase of Meridian, Meridian and its predecessor FMC Gold completed 962,550 meters of exploration drilling and 616,909 meters of infill drilling. This work outlined approximately 5.5 million GEO of gold and silver resources that contained approximately 3.4 million ounces GEO of gold and silver reserves. In July 1998, Meridian made the decision to place the property in production, and construction on a 2,000 tpd mine and mill facility commenced later that same year. Production began in September 1999, ramping up to full capacity by January 2000 and has continued to the present day, continuously extending its mine life through exploration.

Since September 1999, the operation has run continually at design and increased capacity, treating both open pit and underground ore. As of December 31, 2017, the mine has produced approximately 18,053,200 tonnes of ore grading 8.94 g/t Au and 234.99 g/t Ag, as shown in the table below.

Historical Mine Production to December 31, 2017

EXHIBIT 99.1

In the later part of 2016, the Company decided to right-size the operation in light of the updated understanding of the mineralization occurring in narrow veins, and in consideration of the amount of mine development and exploration drilling needed to sustain production in excess of 200,000 oz of gold per year. As result of this plan, the El Peñón reduced its mine throughput stabilizing production of gold around a target of 150,000 oz per year, and focused on improving mining selectivity and productivity and reducing costs across the operation. The lower throughput also improved processing plant performance, as residence time increased, resulting in higher recoveries.

The approach undertaken by the Company led to a successful 2017 year for El Peñón. The mine exceeded its targets, providing a sustainable platform for operations and development of the exploration potential aimed to extend mine life.

Geological Setting, Mineralization and Deposit Types

The El Peñón Mine is located in the Central Depression of the Atacama Desert. The region is underlain by Late Cretaceous and Early Eocene magmatic arc rocks, of the Paleocene belt. Rocks in the region consist of basaltic to rhyolitic lavas and tuffs, subvolcanic porphyritic intrusions, and granitoid stocks, which extend from southern Peru to central Chile. This belt hosts many epithermal deposits and subvolcanic porphyry systems.

The mineralization at El Peñón is hosted by near-horizontal to gently dipping Eocene to Paleocene basaltic to rhyolitic volcanic rocks. The stratigraphic sequence consists of a lower sequence of volcanic breccia and andesitic to basaltic flows, overlain by rhyolitic to dacitic pyroclastic rocks, dacitic to andesitic flows, and volcanic breccia. Rhyolitic intrusives, domes, and associated flows are intercalated with earlier volcanic units. The distribution of Cretaceous and Eocene volcanic rocks is controlled by graben structures bounded by north-northeast trending faults. These are steeply dipping regional-scale structures with displacements in the order of hundreds of metres. The principal direction for late dikes and many of the highest grade mineralized faults is parallel to the bounding faults. Mineralized faults dip steeply eastward on the east side of the property and westward on the west side, in a fashion implying a horst/graben extensional structure. Most of the mining takes place along north-trending veins. A relatively minor amount of production has taken place along northeast-striking structures.

The deposits at El Peñón are low to intermediate epithermal gold-silver deposits, hosted in steeply dipping fault-controlled veins. Gold and silver mineralization consists of disseminated electrum, native gold, native silver, silver sulphosalts, and silver halides occurring in a gangue of predominantly quartz, adularia, carbonate, and clay. Electrum is the most common form of precious metals in the deposit and occurs as micron to millimetre-size subrounded and irregular grains. Two phases of electrum are present: a primary phase, which contains approximately 55% to 65% gold, and a secondary phase, which has resulted from supergene processes that have remobilized silver and which typically consist of over 95% gold.

Sulphide minerals are relatively rare, and this may be due to oxidation, or to an initial low overall abundance such as would occur in a low sulphidation environment. Abundant iron and manganese oxyhydroxides are common with only trace occurrences of relict sulphides. In order of abundance, trace amounts of pyrite, galena, sphalerite, chalcocite, and covellite can be present. Gangue minerals comprise fracture and breccia-filling and replacement quartz, adularia, carbonates, and clay minerals. Vein textures often display crustiform textures, although the highest grade gold-silver mineralization is reported to be associated with massive banded quartz-adularia. Gangue minerals occur as open space filling as well as replacements of primary host rock mineral phases.

There are thirteen main vein zones and many subsidiary veins in nine vein systems that have supported, support currently, or are planned to support surface and underground mining operations. The veins strike predominantly north-south and dip steeply to the east and west. North-northeast to northeast-striking fault zones are also host to mineralized zones, however, the relative proportion of the overall deposit is small. The principal mineralized veins are Abundancia/Paloma, Angosta, Al Este, Bonanza, Borde Oeste, Cerro Martillo/Dorada, Dominador, El Valle/Discovery Wash, Esmeralda/Esperanza, Fortuna, Laguna, Martillo Flats, PAV, Pampa Campamento, Playa, Providencia, Quebrada Colorada, Quebrada Orito, Sorpresa, Ventura, Veta North-West and Vista Norte.

The deposit comprises several individual tabular, steeply dipping zones or shoots that are amenable to mining by both underground and surface methods. Vein widths range from decimetre-scale to over 20 metres. Individual mineralized shoots measure from less than one kilometre to four kilometres in strike length, and up to 350 metres in the down-dip direction. Gold grades range up to hundreds of grams per tonne but are more typically less than 30 grams per tonne. Silver grades are in the order of hundreds to thousands of grams per tonne.

This description of the deposit type and mineralization styles remains accurate through 2017.

EXHIBIT 99.1

Exploration

Regional exploration focusing on Early to Mid-Eocene volcanic belts in northern Chile led to the acquisition of the El Peñón Mine in 1993. Trenching carried out that year, followed by a 13-hole drilling program, discovered significant gold and silver mineralization. The next year, the first hole of a follow-up program intersected 100 metres grading 10.9 grams per tonne of gold and 123.4 grams per tonne of silver in what eventually became the Quebrada Orito deposit.

Exploration has been successful in expanding the footprint of mineralization at site through programs of geologic mapping, geochemistry, geophysics, and abundant surface and underground drilling within the northeast trend, starting at the El Peñón area, with Quebrada Orito in the southwest and ending with Angosta in the northeast. Exploration has also been successful at the Fortuna and PAV areas located to the southwest and to the north of El Peñón respectively. Geophysical anomalies and positive drill intersections remain to be followed up in all areas.

Exploration work completed to date has defined 22 main mineralized zones and subsidiary veins, within ten geological trends.

See also “– Exploration, Development and Production”.

Drilling

Systematic testing of the gold-bearing zones was started by Meridian in 1993 and continues to the present. Exploration work has continued in order to develop drill targets to replace Mineral Reserves. Drilling is carried out on a nominal 60 metres x 60 metres pattern, with infill holes drilled on a 30 metres x 30 metres pattern. Preliminary Mineral Resource estimates are made using the drill information. Later, the estimates are refined using chip sample assays collected from the underground development. Underground definition drilling is completed on a 30 metres x 30 metres spacing where required and some drilling is carried out on a 15 metres x 15 metres pattern if needed for grade control purposes, and to aid in resolving local structural complexities. Short test holes are also used to locate veins to assist mining and grade control.

Surface drilling is mostly reverse circulation (“RC”), with at least one diamond drill hole per 30 metres section. Often, holes are collared with RC equipment, until the hole is almost in the zone, and then changed over to diamond core. Some are cored for the entire length. Core size is HQ (63.5 millimetres core diameter), sometimes reduced to NQ (47.6 millimetres diameter). RC holes are drilled with 146 millimetres diameter equipment, which produces a hole approximately 152 millimetres in diameter.

During the period of 2011 through the end of 2017, Yamana has executed exploration, infill and ore delineation programs in all sectors of the current mine extents. This work discovered new veins such as Providencia NW, Aleste Sur, Dorada Sur, Ventura and extended Bonanza to the north and south. During 2016, Yamana drilled 149,488 metres distributed in 474 holes focused on discovering near mine mineral extensions proximal to the Quebrada Colorada, Bonanza, Providencia, Aleste and other vein structures, exploration of near mine targets including Borde Este, Providencia Sur, link structures between Quebrada Orito and Pampa Campamento, Tanque de Agua and Tostado and infill drilling of inferred resources. The district exploration program completed 26,056 metres distributed in 50 holes testing geologic and geophysical targets at Chiquilla Chica, Cerro Monono, Tres Tontos Norte and other targets.

To the end of December 2017, approximately 2,998,519 m of drilling has been completed at the El Peñón Mine in the Fortuna, El Peñón, and PAV blocks. This includes 112,115 m completed in 2017 (29,240 m exploration and 82,875 m infill drilling), with intersections at Aleste SS, Dorada FW West, El Valle W, Esmeralda NE, Martillo Centro Sur, Paloma, Pampa Campamento, Ventura, and Victoria.

Sampling, Analysis and Data Verification

Samples are taken by surface and underground drilling and by panel sampling of mine headings. Surface drilling typically is carried out to trace the structures and estimate Mineral Resources. Mine sampling comprises both definition diamond drilling as well as sampling of development headings for grade control. The exploration samples consist of RC cuttings and half-core splits of diamond drill core. The mine samples are drift face panel samples and whole drill core.

Exploration RC samples are taken at two-metre intervals outside and one-metre intervals inside a mineralized zone. The drillers take two samples from every interval, splitting the cuttings with a rifle-type sampler. Samples are placed in plastic bags and transported to the sample preparation facility. One sample is kept for reference and the other is prepared for analysis. Specimens are also collected in chip trays for logging.

EXHIBIT 99.1

Surface drill core is delivered to the logging and sampling facility located near the mill/office complex. Core is logged and marked for sampling by the geologist. Sampling technicians photograph the intact core, split the core samples, place them in plastic bags, and deliver them to the sample preparation facility.

Mine drill hole samples are collected in the same fashion as exploration holes, except that they are delivered to the mine site laboratory.

Each underground drift face is mapped and sampled by the grade technicians. Samples comprise chips taken from panels measuring approximately one metre high and a maximum of one metre wide. Minimum sample widths are 30 centimetres in the vein and 50 centimetres in the waste. Boundaries to the sampled areas are placed at vein contacts and major structures. The sample sizes are constrained to between five kilograms and nine kilograms.

The geological technicians measure the distance and direction from the nearest survey station to the sampled interval. The samples for each face are rendered as linear strings of samples in a fashion similar to drill holes (pseudo-drill holes). The “collar” of the drill hole is the left-hand end of the sample string. The “azimuth” is approximated as the direction parallel to the drift face. Sample lengths are projected to the face onto a linear trace of the pseudo-drill hole to account for irregularities or curvature of the face.

El Peñón uses Geo Assay Group (Geo Assay), located in Antofagasta, as the primary laboratory and Intertek Minerals (Intertek) located in Copiapó, as secondary laboratory for all assaying of the surface and underground exploration and infill drilling. Both laboratories are independent of Yamana. Pulp samples are sent for analysis in sealed batches by truck/air. The internal laboratory at El Peñón handles all production samples from the mine, and samples taken at the plant. The internal laboratory results are checked and validated with Geo Assay and Intertek (ISO/IEC 17025).

Geo Assay, Intertek, and the mine laboratory (ISO/IEC 17025-2005 for doré analysis) use the same preparation protocol, which is summarized below:

•	Samples are received and dried two hours at 105°C

•	Jaw crushing to -6 mm (1/4”).

•	Boyd crushing and screening; recycling until 80% -2 mm (10#).

•	Rotary splitting to 1000 g.

•	LM2 pulverization to 95% -140#.

•	Manually split with small scoop to 250 g.

Samples submitted to external laboratories are assayed by fire assay with atomic absorption finish. If gold or silver grades are higher than 5 g/t or 250 g/t respectively, assaying is repeated with a gravity finish. If RC duplicates show large differences, a screen fire assay is made.

    At the internal laboratory, standard fire assaying with a gravity finish is used. The charge for fire assaying is 50 g. Silver is parted using nitric acid.

In 2014 and 2015, samples were analyzed at Acme Analytical Laboratories Ltd. (Acme) (ISO 17025:2005) with secondary samples submitted to SGS Laboratories (ISO 9001: 2008). In 2016, samples were analysed at Geo Assay with secondary samples submitted to SGS Laboratories (ISO 9001: 2008). Secondary samples were shipped to Intertek in 2017.

Yamana has designed and implemented a QA/QC program with action items, including re-assaying of entire batches, in the event that blank or CRM samples returned assay values outside predefined limits of acceptability. RPA has examined the QA/QC results for 2014, 2015, 2016 and 2017 for the various sample streams at El Peñón.

All the CRMs were made with El Peñón materials and prepared in qualified commercial laboratories or were purchased in packages from CDN Resource Laboratories (CDN). The results of the CRM analyses show acceptable performance and analytical control.

Sample security is considered adequate since all samples are collected and prepared in secure sites and transported by Yamana personnel and/or selected contractors.

EXHIBIT 99.1

Mineral Processing and Metallurgical Testing

See below under “ – Mining Operations”.

Mineral Resource and Mineral Reserve Estimates

See “– Mineral Projects – Summary of Mineral Reserve and Mineral Resource Estimates”.

The methodology of estimating Mineral Resources includes:

•	Statistical analysis and variography of gold and silver values in the assay database as well as on sample composites.

•	Construction of a block model using Vulcan software.

•	Grade interpolation using kriging method, and inverse distance squared (ID2) method for veins which did not have sufficient data to calculate variograms.

All Mineral Reserves are estimated using modern software programs. Vulcan is the general mine package used in conjunction with Microsoft Excel and AutoCAD.

The economic value of each potential mining outline is calculated using forecast long-term prices per ounce of gold and per ounce of silver, using diluted tonnes and grades, as stated in the “– Mineral Projects – Summary of Mineral Reserve and Mineral Resource Estimates”. Net block values are weighed against forecast costs and metallurgical recoveries for each potential mining outline. These combined economic revenue and cost models are part of the Selective Mining Unit (“SMU”) models.

The procedure for determining the Mineral Reserve blocks for Proven Mineral Reserves and Probable Mineral Reserves is summarized below:

•	The geological interpretation and Mineral Resource estimation is supplied by the geology staff.

•	An SMU is determined based on the mining method employed, geomechanical rock properties, dilution expected, and the block values.

•	SMU solids are designed in Vulcan and AutoCAD.

•	Additional economic criteria are applied which include metal prices, operating costs, and recoveries.

•	Blocks are analyzed for inclusion into the LOM Plan.

•	If the value of the mining block is positive, then a development cost analysis is applied to the block before final inclusion in the LOM Plan.

The authors of the El Peñón Report were not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant issues that would materially affect the Mineral Resource or Mineral Reserves estimate.

Mining Operations

Mining Method and Metallurgical Process

The primary mining method is an underground bench and fill method and all access to the veins is by ramps and crosscuts. Veins are separated by a distance of 100 metres to 500 metres. The application of this method will vary between veins, but it is usually applied to sublevels spaced between 10 metres and 18 metres. Vein dips are steep and the bench drifts are built along the strike of the vein. A top access drift is driven for drilling, and a bottom access drift is driven for ore extraction. Depending on the vein width, the access drift dimensions are generally 3.5 metres wide by 4.0 metres high. Both the drill access drift and the lower ore extraction drift are grade-control sampled every drill, blast, load and haul cycle.

For design and operating, the typical parameters for the SMU are for stope dimensions of one metre to six metres width by six metres to 16 metres height by 15 metres length. Vein widths will dictate how much dilution will be realized during the mining of the stope.

Options to reduce the mining dilution are either to use narrower stope widths or employ a resueing mining method. Resue (split blasting) mining consists of mining the ore first in a drift, and then blasting and loading just enough width to allow for mining equipment access. If narrow stope widths are used to reduce dilution, then smaller equipment is needed to work in the narrower underground openings.

EXHIBIT 99.1

Once the drifts are established and the required ground control support is applied, the production stoping of the ore body commences. Backfilling is performed after the stope is mined out.

El Peñón has employed open pit mining in the past. There are no significant open pits planned for the El Peñón veins, but small tonnages of near-surface, lower-grade material may be mined in the future to provide additional mill feed.

All underground mining drift, cross cut, and stope areas are first approved by El Peñón geotechnical staff before any full scale production commences. Monitoring of the production stopes and development areas is also performed by the geotechnical staff. Typical ground support includes, but is not limited to, split-set bolts, resin bolts, wire mesh and shotcrete.

The El Peñón processing plant has been modified with the potential to increase production capacity to approximately 4,350 tpd of stockpiled and mined ore, or 1.59 million tonnes per year. Yamana has accomplished this by steadily increasing throughput through the addition of new equipment to the process plant. However, in the context of the rightsizing plan that took place in late 2016 and was put in operating in 2017, Yamana does not use the full treatment capacity of the plant and instead the focus has changed to take advantage of the increased residence time to improve recoveries for both gold and silver and reduce operating costs. The lower throughput provides the optionality to operate with one or two grinding mills, maximizing throughput when called by the mine plan.

In 2018 the plant is scheduled to process an average of 2,850 tpd.

ROM ore is dumped from a 7.0 m3 capacity front-end loader (CAT 988H) through a 600 mm square-grid grizzly into 100 t capacity hopper. A 1,500 mm wide apron feeder is used to transfer ore from the dump hopper to the jaw crusher. Fine material is collected and transported directly to the conveyor belt that carries primary crushed material. Coarse material is fed into a 950 mm x 1,250 mm jaw crusher that produces a product with P80 of 63.5 mm. Crushed material is transported by a conveyor belt into a 1,500 t capacity bin. Additionally, an auxiliary crushing product stockpile is located to the northwest of the bin. The stockpile has a capacity of 10,800 t and covers an area of approximately 40 m x 60 m.

The ore stored in the bin is transported by a variable speed 250 tonnes per hour (tph) capacity mill feed conveyor belt to a transfer chute that discharges onto the belt that feeds the semi-autogenous grinding (SAG) mill.
Pebbles from the SAG mill are crushed in a pebble crusher. Cyanide solution and lime are added in the grinding circuit. The grinding mills are in closed circuit with hydrocyclones.

The grinding circuit product, the cyclone overflow at a nominal P80 of 150 μm, is sent to a thickener where the solution is thickened to 50% solids with the underflow reporting to a cyanide leaching circuit. The thickener overflow is sent to the unclarified solution tank. The leaching circuit product is sent to a counter current decantation (“CCD”) circuit.

The precious metals are recovered in a zinc precipitate Merrill-Crowe process. The overflow solution from the first CCD thickener is sent to the mill solution storage tank or alternatively to the unclarified solution tank. Mill solution is recycled to the SAG mill.

Unclarified solution is sent to the clarification circuit where it is filtered ahead of reporting to the pregnant solution tank. Some additional equipment was added to the clarification circuit in 2009. The solution is then de-aerated in a vacuum tower and zinc dust is added ahead of pressure filters. A pre-coat filter aid is added ahead of the filters as well as the clarification filters. Gold and silver are precipitated on the zinc dust which is collected from the pressure filters and calcined in a mercury retort to remove contained mercury. The calcined precipitate is then smelted in a tilting furnace with slag making additives to make doré bars containing approximately 2.1% gold and 97.9% silver.

The thickened solution from the 4th thickener underflow in the CCD circuit is sent to a surge tank and then the contained water is removed by belt filters. The filtered product at approximately 20% solids is sent to the dry tailings impoundment area.

The number of processed tonnes are based on weightometer readings that are located on the SAG mill feed conveyor and at the tailings discharge point. Daily analytical results from samples of plant solutions and tailings discharge are used to calculate plant metallurgical performance. Metal sales and inventory contained in the circuit and refinery are determined at the end of each month and appropriate adjustments are made. From this information, the mill reports the back-calculated head grades of the mill feed.

Mill production peaked in 2010 at 1.522 million tpa. From 2010 to 2016 yearly mill production remained generally constant ranging from 1.4 million tpa to 1.5 million tpa. In 2017, throughput dropped to 1.04 million tonnes as result of the rightsizing decision.

EXHIBIT 99.1

The metallurgical recovery of gold has increased during the last four years, from 93.31% to 95.13%. Metallurgical recoveries of silver have remained consistent in the last three years and increased considerably since the 2011-2013 period, during which a higher processing rate from reduced high sulfide material from the Bonanza and Al Este veins, negatively affected silver recoveries. Metallurgical recoveries of gold and silver increased slightly during 2017 due to lower throughput and higher residence times.

Processing and Recovery Operations

Please see above under “Mining Method and Metallurgical Process”.

Infrastructure, Permitting and Compliance Activities

Surface infrastructure at El Peñón comprises a physical plant site, including administrative office complex and associated facilities, accommodation complex, open pit and underground mines, the mill and associated facilities such as the laboratories, ore stockpiles, waste dumps, coarse ore storage, workshops, warehouses, and dry facilities. Underground infrastructure includes portals, access ramps, ventilation raises, maintenance shops, and mobile equipment fleet.

Minera Meridian Limitada enjoys tax and royalty stability due to article 11 of Decree Law DL 600 Foreign Investment Statute until 2018. At the present time, the mine is subject to a 5% royalty payment calculated over the annual taxable income in accordance with Law 20.026/2005.

In addition, a 2% Net Smelter Return (NSR) royalty is payable to Maverix Metals Inc. as agreed as part of the purchase of the Nado claims covering the Fortuna area. A 2% NSR is also payable to Soquimich Comercial SA for claims Providencia 1, 2, 3, 4, 5 and claims Dominador 1, 2, 4. These claims are also located in the Fortuna area. No further mining activities are planned in the areas covered by these claims.

In 2015, El Peñón received a national safety award which recognized the mine as the top performer (out of 900 Chilean companies) in Health & Safety. The voting committee was comprised of the Ministry of Labor, National Union representatives, Industrial and Construction Associations and Universities, among others.

Capital and Operating Costs

The total capital expenditures estimated by Yamana for the LOM operations are $194 million. These costs include mine and plant costs as well as administration capital, but do not include working capital or any future expansions. The exploration Budget is $36 million between 2018 and 2020 and Yamana considers additional discretionary funding to the program based on results. RPA is of the opinion that the total estimated capital expenditures for the Project are reasonable. Operating costs are forecast to average $147 per tonne milled. The authors of the El Peñón Technical Report were of the opinion that the total estimated operating costs for the Project are reasonable.

Canadian Malartic Mine

Unless otherwise stated, the information, tables and figures that follow relating to the Canadian Malartic Mine are derived from, and in some instances are extracts from, the technical report entitled “Technical Report on the Mineral Resource and Reserve Estimates for the Canadian Malartic Property” dated August 13, 2014, and effective June 16, 2014 (the “Canadian Malartic Report”), prepared by or under the supervision of Donald Gervais, P.Geo., Christian Roy, Eng., Alain Thibault, Eng., Carl Pednault, Eng. and Daniel Doucet, Eng. Donald Gervais, P. Geo., of Canadian Malartic General Partnership (“Canadian Malartic GP”) has reviewed and approved the technical information contained in this section of the annual information form, and is a “qualified person” for the purpose of NI 43-101. See “Interests of Experts”.

Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Canadian Malartic Report, which has been filed with certain Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review on the Company’s SEDAR profile at www.sedar.com.

Property Description, Location and Access

The Canadian Malartic property, including the Canadian Malartic Mine is located approximately 25 kilometres west of the City of Val-d’Or and 80 kilometres east of City of Rouyn-Noranda. The property lies mostly within the town of Malartic. It

EXHIBIT 99.1

straddles the townships of Fournière, Malartic and Surimau. At December 31, 2017, the Canadian Malartic Mine was estimated to have Proven and Probable Mineral Reserves containing approximately 6.38 million ounces of gold comprised of 181 million tonnes of ore grading 1.10 grams per tonne. See “– Mineral Projects – Summary of Mineral Reserve and Mineral Resource Estimates”.

The Canadian Malartic Mine can be accessed either from the City of Val-d’Or in the east or from Rouyn Noranda in the west via Québec provincial highway No. 117. A paved road running north-south from the town of Malartic towards Mourier Lake cuts through the central area of the Canadian Malartic Mine. The Canadian Malartic property is further accessible by a series of logging roads and trails. The Canadian Malartic property is also serviced by a rail-line which cuts through the middle of the town of Malartic. The nearest large airport is located in the City of Val-d’Or, about 25 kilometres east of the Canadian Malartic Mine.

The Company acquired its 50% interest in the Canadian Malartic property on June 16, 2014 through its joint acquisition of Osisko with Agnico Eagle. See “General Description of the Business – History – Canadian Malartic Mine – Acquisition” for further details of the Company’s acquisition of its 50% interest in the Canadian Malartic property (and mine).

The Canadian Malartic mine operates under mining leases obtained from the Ministry of Energy and Natural Resources (Quebec) and under certificates of approval granted by the Ministry of Sustainable Development, Environment and the Fight Against Climate Change (Quebec). The Canadian Malartic property is comprised of the East Amphi property, the CHL Malartic prospect, the Canadian Malartic mine and the Fournière, Midway and Piche Harvey properties. The Canadian Malartic property consists of a contiguous block comprising one mining concession, six mining leases and 272 mining claims. Expiration dates for the mining leases on the Canadian Malartic property vary between March 23, 2019 and July 27, 2037, and are automatically renewable for three further ten year terms upon payment of a small fee.

The Canadian Malartic mining claims give Canadian Malartic GP the right to explore for mineral substances on the subject land; the mining leases give Canadian Malartic GP the right to mine mineral substances on the subject land; and the mining concession gives Canadian Malartic GP the right to mine mineral substances and with surface rights limited to those necessary for mining activities on the subject land. Expiration dates for the mining leases on the Canadian Malartic property vary between March 23, 2019 and July 27, 2037, and are automatically renewable for three further ten year terms upon payment of a small fee.

Following the joint acquisition of the Canadian Malartic Mine by the Company and Agnico Eagle, most of the mining claims are subject to a 5% net smelter return royalty payable to Osisko Gold Royalties Ltd. (“Osisko Gold Royalties”). The mining claims comprising the CHL Malartic prospect are subject to 3% net smelter return royalties payable to each of Osisko Gold Royalties and Abitibi Royalties Inc. In addition, of the 205 mining titles constituting the Canadian Malartic property, 101 are also subject to other net smelter return royalties that vary between 1% and 2%, payable under varying circumstances. In 2017, Canadian Malartic GP, the operator of the Canadian Malartic mine, paid Cdn$64.25 million in the aggregate with respect to these net smelter return royalties, and expects to pay approximately Cdn$63.48 million in 2018.

As of December 31, 2010, the Canadian Malartic Mine had received all formal government permits required for its construction and related activities, with the exception of the authorization for the mill and mine operations. The official certificate of authorization for the mill and operations was granted on March 31, 2011, at which point the Canadian Malartic Mine was fully permitted.

History

Gold was first discovered in the Malartic area in 1923. Gold production on the Canadian Malartic property began in 1935 and continued uninterrupted until 1965. Following various ownership changes over the ensuing years, Osisko Mining Corp. (“Osisko”) acquired ownership of the original Canadian Malartic property in 2004. In the next three years, Osisko acquired the claims covering the former Barnat-Sladen mine (1938-1970 & 1976-1979), the East Malartic mine (1938-1983) and the East Amphi mine (1998-1999 & 2006-2007) to create the actual Canadian Malartic property. Based on a feasibility study completed in December 2008, Osisko completed construction of a 55,000 tpd mill complex, tailings impoundment area, 5 million cubic metre polishing pond and road network by February 2011 and the mill was commissioned in March 2011. The Canadian Malartic Mine achieved commercial production on May 19, 2011. From 2011 until December 31, 2017, the Canadian Malartic mine produced 3.39M ounces of gold and 3.26M ounces of silver from 118.4M tonnes of ore grading 1.00 grams of gold per tonne and 1.16 grams of silver per tonne.

During the period from 1935 to 1983, the Canadian Malartic, Barnat/Sladen and East Malartic mines produced a total of 5,545,000 ounces of gold and 1,854,300 ounces of silver, mostly from underground operations. Two small open pits (Buckshot and Mammoth) were excavated at the Barnat and East Malartic mines, to recover mineralization from crown pillars after the backfilling of underground stopes.

EXHIBIT 99.1

Gold production statistics for the Canadian Malartic, Barnat/Sladen and East Malartic mines (from Lavergne, 1985)1

	Canadian Malartic Mine	Barnat/Sladen	East Malartic Mine	Total
Years of Production	1935 – 1965	1938 – 1970	1938 – 1983
Ore milled (metric tonnes)	9,929,000	8,452,000	18,316,000	36,697,000
Au Grade (g/t)	3.77	4.73	5.19	4.70
Ag Grade (g/t)	2.47	1.17	1.27	1.57
Gold ounces	1,203,477	1,285,321	3,056,251	5,545,050
Silver ounces	788,485	317,934	747,869	1,854,288
1 Canadian Malartic Report

Before the acquisition by Agnico Eagle and Yamana in June 2014, the Canadian Malartic mine was previously owned by Osisko Mining Corp. (“Osisko”) (2004-2014). Founded in 1998 by Robert Wares, Osisko tagged this area in early 2004 as a probable porphyry gold system that constituted a high priority acquisition target. The acquisition of the initial claim block (2004) led to the acquisition of a large, unpublished paper database from the old Canadian Malartic mining operations. Digitalisation, compilation and analysis of the large database over the following four months, including logs of over 4,500 surface and underground drill holes, allowed Osisko to refine the geological model for the gold deposit and confirm its bulk tonnage potential. This led to immediate drill-testing of the model and in March 2005, Osisko drilled its first hole at the western extremity of the deposit. Subsequent 2005 drilling (total of 7,400 m) successfully tested N-S sections, establishing the 500 to 700 m width of the deposit to a depth of approximately 250 m. The continued drilling success in 2006 led to additional financings for Osisko, paving the way for a major drill program launched in the fall 2007: a 330,000 m definition drill program on a 30 x 30 m grid, covering the entire deposit and designed to convert the deposit to a NI 43-101 compliant Measured and Indicated (M&I) resource. In March 2008, a preliminary economic assessment study of the Canadian Malartic Project was filed on the SEDAR website. By September 2008, Osisko had outlined an in situ M&I resource of 7.69 Moz gold (232.2 Mt @ 1.03 g/t Au; 6.42 M in-pit M&I ounces in a US$775 Whittle pit shell and cut-off grade of 0.36 g/t Au), with an additional 0.72 Moz in the Inferred category (Hennessey et al., 2008). The feasibility study was completed by December 2008, outlining Proven & Probable (P&P) reserves of 6.28 Moz gold (183.3 Mt @ 1.07 g/t Au with a lower cut-off of 0.36 g/t Au at US$775/oz) (Runnels al., 2008c). The study recommended a 55,000 tpd milling operation with strip ratio of 1.78 with a LOM of 10 years for 5.4 M oz recovered (85.9% recovery by whole-ore leach). CAPEX was estimated at US$790 million with OPEX at US$320/oz. The year 2009 focused on definition drilling of the South Barnat deposit, representing in good part the eastern extension of the Canadian Malartic deposit where it is truncated by the Cadillac Fault. Approximately 180,000 m were drilled into the Sladen Extension and the South Barnat deposit. In February 2009, the first resource estimate on South Barnat (Belzile, 2009a) added 2.04 M in-pit ounces in the Measured and Indicated categories (37.1 Mt @ 1.71 g/t Au). A second resource estimate was published on June 2009 stating that Osisko had outlined an in situ M&I in-pit resource of 2.04 Moz in a US$775 Whittle pit shell (cut-off grade of 0.36 g/t Au), with an additional 0.07 Moz in the Inferred category (Belzile, 2009b). By January 2010, this new extension was added to the main Canadian Malartic deposit and a new integrated P&P reserve of 8.97 M oz gold (245.8 Mt @ 1.13 g/t Au) was calculated (Belzile and Gignac, 2010). The new reserve was calculated using a US$825 engineered pit shell at a lower cut-off of 0.34 g/t Au.

Meanwhile, the construction permits for the Canadian Malartic Mill and mine site civil works were obtained in August 2009. By the beginning of 2010, construction was well underway and permitting was obtained for a satellite (starter) pit. Construction of a 60,000 tpd mill complex, tailings impoundment area, 5 million cubic metre polishing pond and road network was completed by February 2011 and the mill was commissioned in March 2011. A new reserve estimate was release in March 2011, outlining a P&P reserve of 10.71 M oz gold (343.7 Mt @ 0.97 g/t Au) (Belzile and Gignac, 2011). The new reserve was calculated using a US$1000 engineered pit shell at 0.30 g/t Au lower cut-off. The mine reached commercial production on May 19, 2011 and produced from 2011 to December 31, 2016 a total of 3,389,468 oz Au.

EXHIBIT 99.1

Gold and silver production from 2011 to December 31, 2017

Canadian Malartic Mill Gold Production from 2011 to 2017
Year	Tonnes milled (metric tons)	Feed grade (g/metric ton)	Metal Feed (oz)	Metal Recovered (Oz)	Recovery Factor
2,011	8 502 323	0.835	228 222	200 137	87.7%
2,012	14 046 526	0.962	434 415	388 478	89.4%
2,013	18 008 250	0.924	534 706	475 277	88.9%
2,014	18 705 550	1.002	602 893	535 470	88.8%
2,015	19 089 527	1.048	643 376	571 617	88.8%
2,016	19 641 392	1.038	655 342	585 027	89.3%
2,017	20 357 605	1.092	714 992	633 461	88.6%
TOTAL	118 351 174	1.002	3 813 945	3 389 468	88.9%

Canadian Malartic Mill Silver Production from 2011 to 2017
Year	Tonnes milled (metric tons)	Feed grade (g/metric ton)	Metal Feed (oz)	Metal Recovered (Oz)	Recovery Factor
2,011	8 502 323	0.700	191 283	114 130	59.7%
2,012	14 046 526	0.760	343 079	230 273	67.1%
2,013	18 008 250	1.035	599 480	422 619	70.5%
2,014	18 705 550	1.185	712 614	533 315	74.8%
2,015	19 089 527	1.272	780 759	600 908	77%
2,016	19 641 393	1.352	854 019	680 859	79.6%
2,017	20 357 605	1.447	947 119	682 169	72%
TOTAL	118 351 174	1.164	4 428 350	3 263 362	73.7%

Geological Setting, Mineralization and Deposit Types

The Canadian Malartic property straddles the southern margin of the eastern portion of the Abitibi Subprovince, an Archean greenstone belt situated in the southeastern part of the Superior Province of the Canadian Shield. The Abitibi Subprovince is limited to the north by gneisses and plutons of the Opatica Subprovince, and to the south by metasediments and intrusive rocks of the Pontiac Subprovince. The contact between the Pontiac Subprovince and the rocks of the Abitibi greenstone belt is characterized by a major fault corridor, the east-west trending Larder Lake–Cadillac Fault Zone (“LLCFZ”). This structure runs from Larder Lake, Ontario through Rouyn-Noranda, Cadillac, Malartic, Val-d’Or and Louvicourt, Québec, at which point it is truncated by the Grenville Front.

The regional stratigraphy of the southeastern Abitibi area is divided into groups of alternating volcanic and sedimentary rocks, generally oriented at N280° – N330° and separated by fault zones. The main lithostratigraphic divisions in this region are, from south to north, the Pontiac Group of the Pontiac Subprovince and the Piché, Cadillac, Blake River, Kewagama and Malartic groups of the Abitibi Subprovince. The various lithological groups within the Abitibi Subprovince are metamorphosed to greenschist facies. Metamorphic grade increases toward the southern limit of the Abitibi belt, where rocks of the Piché Group and the northern part of the Pontiac Group have been metamorphosed to upper greenschist facies.

The majority of the Canadian Malartic property is underlain by metasedimentary units of the Pontiac Group, lying immediately south of the LLCFZ. The north-central portion of the property covers an approximately 9.5 kilometre section of the LLCFZ corridor and is underlain by mafic-ultramafic metavolcanic rocks of the Piché Group cut by intermediate porphyritic and mafic intrusions. The Cadillac Group covers the northern part of the property (north of the LLCFZ). It consists of greywacke containing lenses of conglomerate.

EXHIBIT 99.1

Surface drilling by Lac Minerals Ltd. in the 1980s defined several near-surface mineralized zones now included in the Canadian Malartic deposit (the F, P, A, Wolfe and Gilbert zones), all expressions of a larger, continuous mineralized system located at depth around the historical underground workings of the Canadian Malartic and Sladen mines. In addition to these, the Western Porphyry Zone occurs 1 kilometre northeast of the main Canadian Malartic deposit and the Gouldie mineralized zone occurs approximately 1.2 kilometres southeast of the main Canadian Malartic deposit, although the relationship between these zones and the main deposit is presently unknown.

Mineralization in the Canadian Malartic deposit occurs as a continuous shell of 1 to 5% disseminated pyrite associated with fine native gold and traces of chalcopyrite, sphalerite and tellurides. The gold resource is mostly hosted by altered clastic sediments of the Pontiac Group (70%) overlying an epizonal quartz-monzodioritic porphyry intrusion. A portion of the deposit also occurs in the upper portions of the porphyry body (30%).

The South Barnat deposit is located to the north and south of the old South Barnat (part of Barnat-Sladen) and East Malartic mine workings, largely along the southern edge of the LLCFZ. The disseminated/stockwork gold mineralization at South Barnat is hosted both in potassic-altered, silicified greywackes of the Pontiac Group (south of the fault contact) and in potassic-altered porphyry dykes and schistose, carbonatized and biotitic ultramafic rocks (north of the fault contact).

Several mineralized zones have been documented within the LLCFZ (South Barnat, Buckshot, East Malartic, Jeffrey, Odyssey, East Amphi, Fourax), most of which are generally spatially associated with stockworks and disseminations within mafic or intermediate porphyritic intrusions.

Exploration

The combined amount of gold in Proven and Probable Mineral Reserves at the Canadian Malartic Mine at the end of 2017 is 6.37 million ounces (100% basis), which represents a decrease of 10.3% as compared to January, 2017. The reduction in Mineral Reserves is principally associated with ore mined during 2017. See “– Mineral Projects – Summary of Mineral Reserve and Mineral Resource Estimates”.

In 2017, there was a drilling program performed by mine geology team aiming the below pit mineralization extension. 60 holes (54,500 metres) were drilled for definition (conversion) drilling and 3 holes (4,500 metres) were for targets at 800 meters below pit. Expenditures on diamond drilling for all this program during 2017 were approximately $3.1 million (50% basis). For exploration on the Canadian Malartic property other than pit area, in 2017, 116 holes (82,757 metres) were drilled for definition (conversion) drilling and 20 holes (9,366 metres) were for exploration. Exploration expenditures at the Canadian Malartic mine during 2017 were approximately C$6.99 million (50% basis). The main focus of the 2017 exploration program concentrated on drill definition of the Odyssey deposit located 1.5 kilometres east of the current limit of the Canadian Malartic pit.

As follow up to previous drill programs, the 2017 exploration program concentrated on infill drilling of the internal zones at the Odyssey deposit and exploration and confirmation drilling at the East Malartic historic mine area. The Odyssey deposit is located 1.5 kilometers east of the Canadian Malartic Pit while the East Malartic historic mine is located adjacent to and east of the Canadian Malartic Mine. Exploration will define and upgrade resources at Odyssey and East Malartic.

Odyssey

As follow up to previous drill programs, the 2017 exploration program on concentrated further defining the internal zones between the Odyssey North and South zones and expanding and upgrading the mineral resources in Odyssey South. The deposit is located 1.5 kilometers east of the Canadian Malartic Pit. As a result of 2016 drill program results with previous years results an initial mineral resource was estimated. Inferred mineral resources (on a 50% basis) are estimated at 0.714 million ounces from 10.3 million tonnes grading 2.15 g/t gold. This inferred mineral resource estimate does not include 2017 results from Internal Zones. South and North Zones have mineral continuity along 1.1 and 1.5 kilometer strike lengths respectively and at depths from approximately 300 meters to over 1.4 kilometers from surface. The Odyssey deposit is hosted within or near a quartz-monzonite intrusive, known as Porphyry #12. Gold mineralization at Odyssey North Zone is associated with the interpreted eastern extension of the Sladen Fault on the intrusive’s north side in contact with Piche aged volcanics. Odyssey South Zone lies at or in proximity to the south side of the intrusive in contact with Pontiac sediments. Odyssey Internal Zones are found in multiple locations within the intrusive itself.

Midway

The newly acquired Midway property was purchased in 2016 consisting of three sub-properties: Fourniere, Piche-Harvey and Midway and having a total of 84 claims for 3,202 hectares. Former producer Malartic Goldfields Mine is located on the

EXHIBIT 99.1

property having produced 1.70M gold ounces at 5.91 g/t Au from 1939 to 1965. The property has a 1.5% underlying royalty with buyback provisions. In 2017, an estimated $0.66M is budgeted for 9,000 meters of drilling, (50% basis).

Drilling

Please see above under “– Exploration”.

Sampling, Analysis and Data Verification

Sampling of gold mineralization from the Canadian Malartic Mine has been essentially limited to the collection of samples of diamond drill core. A limited amount of surface sampling on the property was performed by independent consulting geologists during the summers of 2005 and 2007; these samples were submitted for assay using the same general protocol as that employed for core samples.

All samples are analyzed for gold by ALS Minerals in Val-d’Or, Québec, a laboratory which is certified ISO 9001:2000. Yamana and this laboratory are at arm’s length. Samples are analyzed by standard 50 gram FA with atomic absorption finish and any samples yielding greater than 10 grams per tonne gold are reanalyzed with a gravimetric finish.

All aspects of the sampling method and approach were reviewed by Micon International Limited during its site visit for the Canadian Malartic Report and by Belzile Solutions Inc. during its site visits for the Canadian Malartic Report. The QA/QC procedures for ensuring the security of core samples, the integrity of chain-of-custody for samples and the accuracy of laboratory analyses are in line with current industry practice.

Core samples collected at the drill site are stored in closed core boxes sealed with fibre tape or wire and are delivered to the exploration offices at shift change. All core logging, sampling and storage takes place at the regional exploration office located beside the Canadian Malartic Mine complex. The compound is surrounded by chain-link fence and monitored by closed-circuit video cameras. During the night and week-ends, the compound is monitored every hour by the Canadian Malartic Mine’s security guards.

Following the logging and core marking procedures described above, the core passes to the sampling facility. At this point, the core is no longer handled by on-site geologists. Core sampling is performed by qualified technicians and quality control is maintained through regular verification by the core shack supervisor.

Core is broken, as necessary, into manageable lengths. Pieces are removed from the box without disturbing the sample tags, cut in half lengthwise with a diamond saw, and then both halves are carefully repositioned in the box. When a complete hole has been processed in this manner, one half of the core is collected for assay while the other half remains in the core box for future reference.

The technician packs one half of the split core sample intervals into vinyl sample bags that are sequentially numbered to match the serial number sequences in the tag booklets used by the core-logging geologists. The blank portion of the triplicate sample tag is placed in the bag with the sample, while the portion marked with the sample interval is stapled into the bottom of the core box at the point where the sample interval begins.

Sealed sample bags are packed into large weaved nylon shipping bags. When full, shipping bags are sealed with tamper-proof, serially numbered, red plastic security tags. Bags are assigned sequential numbers which are matched against the security tags and loaded on sequentially numbered, plastic-wrapped wood pallets. This information is also forwarded to the core shack supervisor.

Aluminum tags embossed with the hole number, box number and box interval (from/to) are prepared and stapled onto the ends of each core box. Core boxes are then moved to permanent on-site storage in steel core racks. Rejects and pulps from the laboratory are sent back to the Canadian Malartic site and stored in large domed structures with limited access.

The core shack supervisor prepares the sample submission form for the assay laboratory. This form identifies the barrels/shipping bags by number, as well as the sequence of samples packed in each. Couriers from ALS Minerals arrive once per day at the core-processing facility to transport the pallets of sealed bags directly back to the laboratories. Once at the laboratory, a manager checks the shipping bag tag intregrity.

EXHIBIT 99.1

Mineral Processing and Metallurgical Testing

Please see below under “Processing and Recovery Operations”.

Mineral Resource and Mineral Reserve Estimates

See “– Mineral Projects – Summary of Mineral Reserve and Mineral Resource Estimates”.

Reserve numbers could be affected by permitting process where ounces in excess of three million are subject to CM Extension permit allowance.

Mining Operations

Mining at the Canadian Malartic Mine is done by open pit method using excavators and trucks. In order to maximize productivity and limit the number of units operating in the pit, large scale equipment was selected for the mine operation. The primary loading tools are hydraulic excavators, with wheel loaders used as a secondary loading tool. The mine production schedule was developed to feed the mill at a nominal rate of 55,000 tpd.

The throughput at the Canadian Malartic Mine in 2017 averaged 55,774tpd compared with 53,665tpd in 2016. The increase throughput in 2017 was largely due to crushing and grinding improvement and processing optimization.

Mining and Milling Facilities

Surface Plan of the Canadian Malartic Mine (as at December 31, 2017)

EXHIBIT 99.1

The Canadian Malartic mine is a large open pit operation comprised of the Canadian Malartic pit. The Partnership continues to work with the Quebec Ministry of Transport and the town of Malartic on the deviation of Quebec provincial highway No. 117 to gain access to the higher grade Barnat and Jeffrey deposits. The final layout and an environmental impact assessment were completed at the end of January 2015. The Quebec Bureau d’audiences publiques sur l’environnement (“BAPE”) issued its report on the Canadian Malartic pit extension on October 5, 2016. The BAPE report concluded that the project is acceptable and provided several recommendations intended to enhance social acceptability. The Québec government issued the decrees authorizing both the pit extension and deviation of highway 117 on April 12, 2017. Road construction is expected to take two years.

Surface Facilities

Surface facilities at the Canadian Malartic Mine include the administration/warehouse building, the mine office/truck shop building, the process plant and the crushing plant. The processing plant has a daily capacity of 55,000 tonnes of ore.

Processing and Recovery Operations

Ore is processed through conventional cyanidation. Ore blasted from the pit is first crushed by a gyratory crusher followed by secondary crushing prior to grinding. Ground ore feeds successively into leach and CIP circuits. A Zadra elution circuit is used to extract the gold from the loaded carbon. Pregnant solution is processed via electrowinning and the resulting precipitate is smelted into gold/silver dore bars. Mill tails are thickened and detoxified using a Caro acid process, reducing cyanide levels below 20 parts per million. Detoxified slurry is subsequently pumped to a conventional tailings facility.

Infrastructure, Permitting and Compliance Activities

Most of the required Certificates of Authorization related to the mine extension and highway 117 deviation have been submitted and authorizations have been granted by the Ministry of Sustainable Development, Environment and the Fight Against Climate Change (Quebec). As per the decrees related to the mine extension and highway 117 deviation, additional Certificates of Authorizations will be required.

In 2015, an action plan was developed and implemented by the Partnership to mitigate noise, vibrations, atmospheric emissions and ancillary issues. Mitigation measures were put in place to improve the process and avoid any environmental non compliance. As a result, in both 2016 and 2017, the Partnership improved its environmental performance compared to previous years. With respect to activities in 2017, the Partnership received three non compliances. All non-compliances were related to blasting. The mine’s team of on site environmental experts continues to monitor regulatory compliance in terms of approvals, permits and observance of directives and requirements and continues to implement improvement measures.

On August 2, 2016, the Partnership was served with a class action lawsuit with respect to allegations involving the Canadian Malartic mine in the southern sector of Malartic. The class action was certified on May 5, 2017. See “Legal Proceedings and Regulatory Actions” for further details on the class action lawsuit.

Since the spring of 2015, the Partnership has been working collaboratively with the community of Malartic and its citizens to develop a “Good Neighbour Guide” that addresses the allegations contained in the lawsuit. Implementation of the Good Neighbour Guide, which includes a compensation program and an acquisition program, began on September 1, 2016. Under the compensation program, a large portion of the residents of Malartic accepted to settle their claims in consideration of the compensations offered (96% for the retroactive period from July 1, 2013, to June 30, 2016 and 92% for the period from July 1, 2016, to December 31, 2016). Compensations for the year 2017 will be paid in the first quarter of 2018, except in the southern sector of Malartic, where the compensation program has been suspended until final judgment is rendered with respect to the right to individually settle, after the certification of the class action, with residents who are class action members. A total of 31 residences were also acquired in the southern sector of Malartic under the acquisition program of the Good Neighbour Guide, which was also suspended in December 2017 for the same reason.

The original design of the waste rock pile was developed to accommodate approximately 326 million tonnes of mechanically placed waste rock requiring a total storage volume of approximately 161 million cubic metres. The revised design including extension project is set for 740 million tonnes.

The expansion of the open pit, with the production from the Canadian Malartic pit extension (Barnat deposit), will increase the total amount of tailings to 342 million tonnes over the life of mine. The total capacity of the current tailings management facility is estimated at 198 million tonnes. An additional tailings cell has been authorized by the Ministry of Sustainable Development, Environment and the Fight Against Climate Change (Quebec) and construction started in the 3rd quarter of 2017. This cell will add capacity for approximately 50 million tonnes of tailings and will be in operation in 2018. Also, the Partnership

EXHIBIT 99.1

plans to store tailings in the Canadian Malartic pit at the end of its operations. According to the mine plan up to 100 million tonnes of tailings will be deposited in the pit when mining in the Canadian Malartic pit is completed. Therefore the tailings storage capacity is slightly in excess of the total amount of tailings to be stored.

Regulatory approval for the proposed tailings deposition in the Canadian Malartic pit and the expansion of the currently authorized tailings area are part of the approval process for the Canadian Malartic pit extension (Barnat deposit). At this stage, the Company is awaiting the decision of the Quebec ministry. Golder Associates Ltd. is designing the tailings extension component and have prepared a hydrogeological study to demonstrate that the Canadian Malartic pit would provide a hydraulic trap and contain the tailings with minimum environmental risk. Delay in the expected timing of the permits required for the Canadian Malartic pit extension could have a negative impact on the mining sequence at Canadian Malartic. The public hearings (BAPE process) took place in June and July 2016 for the Canadian Malartic pit extension and the BAPE issued their report in October 2016, with a recommendation to the Minister that the project be accepted with certain conditions. As mentioned above, the Québec government issued the decrees authorizing both the pit extension and deviation of highway 117 on April 12, 2017.

An annual hydrological site balance is maintained to provide a yearly estimate of water volumes that must be managed in the different structures of the water management system of the Canadian Malartic mine during an average climatic year (in terms of precipitation). Results of this hydrological balance indicate that excess water from the Southeast Pond will eventually need to be released into the environment. A water treatment plant was commissioned in 2015 to ensure that the water to be released to the environment meets water quality requirements. This water treatment plant is reduces the risks associated with surface water management and adds flexibility to the system. Actually, water is discharge into the environment and meets all the water quality requirements, without any necessity for water treatment other than adjustment in pH.

Reclamation and closure costs have been estimated for rehabilitating the tailings facility and waste dump, vegetating the surrounding area, dismantling the plant and associated infrastructure, and performing environmental inspection and monitoring for a period of ten years. The asset retirement obligation is estimated at Cdn$76.7 million. Financial assurance has been provided based on the closure plan.

Capital and Operating Costs

The Canadian Malartic Extension Project is continuing according to plan and on budget. Expansionary expenditures for the mine extension in 2017 were $17.0 million (on a 50% basis. Another approximately $36.5 million (on a 50% basis) of expansionary capital is expected to be spent in 2018 on the extension project. Since the beginning of the fourth quarter of 2017, the following activities were completed: (i) in acoustic screen (noise barrier) for the road deviation was put in place; (ii) a temporary bridge was being constructed (became operational in January 2018); and (iii) (new road bed foundation) preparation. Tree cutting has been completed over the Barnat deposit and overburden stripping is ongoing. Production activities at Barnat are scheduled to begin in late 2019.

Exploration, Development and Production

Development activities in 2017 consisted primarily of stripping activities. Permitting activities are on going and on track for development and production of the Canadian Malartic Expansion Project. See also above under “ –Exploration”.

Since the June 16, 2014 acquisition of Osisko, Agnico Eagle and Yamana have each held a 50% interest in the Canadian Malartic mine. During 2017, Yamana’s share of the Canadian Malartic mine’s payable production was 316,731 ounces of gold and 341,084 ounces of silver from 10,178,803 tonnes of ore grading 1.09 gram of gold per tonne and 1.5 grams of silver per tonne. The Canadian Malartic processing facility averaged 55,774 tonnes per day and operated approximately 95.2% of available time. Gold and silver recovery averaged 88.6% and 72.0%, respectively. The production costs per tonne at Canadian Malartic were Cdn$24 and the minesite costs per tonne were Cdn$20.45 in 2017.

EXHIBIT 99.1

The following table sets out the metal recoveries at the Canadian Malartic mine on a 100% basis in 2017.

Other Producing Mines

Jacobina Mining Complex

The Jacobina property is located in the state of Bahia in northeastern Brazil approximately 340 kilometres northwest of the city of Salvador. Salvador, the state capital of Bahia, has a population of 2.9 million. The Jacobina Mining Complex (“JMC”) forms a contiguous elongated rectangle extending 155 kilometres in a north-south direction, and varying from 5.0 to 25 kilometres in width. This shape of the claim package is a reflection of the underlying geology with the gold-mineralized host rocks trending along the north-south axis of the property. The property is comprised of 5,996 hectares of mining concessions, a mining claim covering 650 hectares, and 113,546 hectares of exploration permits and claims. The exploration concessions are renewable on a three year basis and have annual fees ranging from $1.00 to $1.55 per hectare. A significant portion of three of the Jacobina mine concessions are located within the boundary of Parque Sete Passagens or the park buffer zone. Mining is not permitted within the park but the JMC has valid mining concessions issued by the DNPM and the JMC is currently negotiating for access into the park with state government and park officials. On April 5, 2006, Yamana acquired the JMC and exploration projects in the Bahia gold belt through its acquisition of all of the outstanding shares of Desert Sun Mining Corp. The project is owned through Yamana’s wholly-owned subsidiary, Jacobina Mineração e Comércio Ltda. Jacobina does not pay royalties (other than a 1.5% royalty on gold revenues and sales payable to the Brazilian government agency, Departamento Nacional de Produção Mineral). Access to the property from Salvador is via paved secondary highway to the town of Jacobina approximately 330 kilometres north-northwest. Well-maintained paved roads from the town provide access to the JMC as well as the Pindobaçu deposit.

In terms of property geology, the Bahia Gold belt occupies most of the Jacobina range, where quartzites, metaconglomerates and schists of the Paleoproterozoic Jacobina group constitute a series of north-south, elongated, mountain ranges that rise up to 1,200 metres above sea-level. The deep and longitudinal valleys, bordering the mountains, correspond to deeply weathered ultramafic sills and dikes. The east-west oriented valleys represent weathered mafic to intermediate dikes. Archean tonalitic, trondhjemitic and granodioritic gneiss-dominated basement and related remnants of supracrustal rocks, grouped as the Mairi complex, are found on both flat to slightly hilly areas east of the Jacobina range. At its eastern border and also in a flat landscape, there are the fine-grained biotite gneisses of the Archean Saúde complex. The transition between the hilly and the scarped domains of the eastern border corresponds to the exposures of the Archean Mundo Novo Greenstone Belt (“MNGB”). The Pindobaçu geology is composed by two main tectonic domains: the MNGB, which is the host envelope; and the Jacobina group. The Archean MNGB is composed, from east to west, by an association of metabasalts, graphite-rich schist with hydrothermal pyrite, banded iron formation, meta-chert and meta-greywacke intercalated with conglomerates. The Jacobina group is represented by the Serra da Paciência formation. This formation is characterized, from east to west, by fine to very coarse, grey to green quartzite; laminated fuchsite-sericite-rich quartzite, pyrite-hematite-fuchsite silicified quartzite with tourmaline; and association between sericite meta-conglomerate and recrystallized fuchsite quartzite.

The Jacobina group hosts four different major types of gold deposits: (i) conglomerate-hosted; (ii) quartzite, andalusite schist and metaconglomerate-hosted; (iii) ultramafic-hosted; and (iv) mafic/intermediate dike hosted.

The Company has all of the necessary environmental permits to operate the JMC. The environmental liabilities include rehabilitation of the old João Belo open pit mine, the old stockpile areas and the tailings facility. Rehabilitation costs are included on an annual basis in the LOM Plan and total approximately $35 million by the time of mine closure. The JMC and associated companies are involved in 18 environmental infractions with the federal and municipal governments. These minor infractions generally involved small tailings spills or leaks, dust and noise complaints from nearby residents, and compliance with environmental standards in the operations. The JMC is actively working to resolve these issues.

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Gold production at Jacobina was 135,806 ounces in 2017 compared to 120,478 ounces in 2016.

In 2017, Jacobina replaced mineral reserve depletion and added an additional 7,000 ounces from infill drilling at the João Belo mine, which offset the losses at Canavieiras Sul. The losses at Canavieras Sul were the result of a revised geological interpretation that also reduced the average mineral reserve grade from 2.85 to 2.28 g/t. Moreover, the average mineral reserve grades in Canavieiras Sul and Canavieiras Central were negatively impacted by updated modeling of internal waste. The average mineral reserve grade now better aligns with feed grades. The infill drilling and changes to geological interpretation fine-tunes the solid block model that has underpinned operational performance and has increased confidence in the mine plan and future outlook for Jacobina.

Following the completion of a geotechnical and ground stability studies, the current mining method was optimized in 2017. The optimization consists of repositioning vertical pillars to a staggered design which decreases the number of sill pillars with the result of increased mining recovery while maintaining ground stability. In addition, the new design increases productivity since access to the same amount of ore will require less waste development. These improvements are also expected to support cost containment initiatives that are currently underway.

The recent operational performance at Jacobina is the result of a disciplined approach to pursuing production growth toward the strategic production target of 150,000 ounces per year. Jacobina is well positioned to achieve this production rate by 2020. The life of mine is estimated at 13 years based on current targeted production rates.

The focus of the exploration activities at Jacobina during 2017 was to explore for extensions of the known deposits and to conduct mineral resource upgrade and delineation programs at Canavieiras Norte, Central and Sul, Morro do Vento, Morro do Vento Leste, João Belo and João Belo Leste. The main goals of the program are to upgrade mineral resources that can support an increased production profile and life of mine plan, discover high-grade reefs, to better define local areas for production purposes and to replace production on a yearly basis.

Resource infill drilling concentrated on converting inferred mineral resources to indicated mineral resources at Canavieiras Norte, Central and Sul, João Belo. Exploration drilling focused on extending known mineral reefs at Canavieiras Central, Serra do Corrego and João Belo Leste. Both programs have returned positive results during the quarter and throughout 2017 ensuring the replacement of 2017 production and growing the resources in the indicated category. The Company will continue to focus on quality ounces rather than quantity as evidenced by its application of minimum width to remove low quality mineral resource. Exploration will explore, expand and define higher grade areas on the mine adjacent known infrastructure.

Minera Florida Mine

The Minera Florida Mine is located within the coastal range in the metropolitan region of central Chile, approximately 75 kilometres Southwest of Santiago, near Melipilla City. The property consists of 166 mineral licences, covering a total area of approximately 15,600 hectares. Thirty-six mineral licences cover the mine property including the mine, mill, and other infrastructure. The property is owned by Yamana, and the Pedro Valencia mine is also located within the property boundaries. Mining licences in and around the Pedro Valencia mine area are contained within a rectangular block (2.5 kilometres x 1.5 kilometres) comprising 33 licences. The property also includes some 133 mineral concessions in a large area around the mining licences. The access to the property is by paved road. The total distance from Santiago is approximately 175 kilometres. Electric power is available from the Chilean grid and mining services and suppliers are available locally and in the region.

The area of the Minera Florida Mine is underlain by upper cretaceous volcanic and intrusive rocks. The volcanic rocks comprise porphyritic andesite, brecciated andesite, lithic and crystal tuff, and brecciated tuff. The bulk of these rocks are also affected by a sequence of hydrothermal alteration. The intrusive rocks comprise mainly granodiorites and monzodiorites. Gold mineralization in the Minera Florida Mine area occurs as native gold and electrum associated with sulphide minerals, such as pyrite, chalcopyrite, sphalerite and galena, as well as magnetite. Mineralization is commonly associated with hydrothermal alteration including quartz, adularia, epidote, chlorite, and actinolite. Quartz occurs in four types; as grey siliceous zones, green quartz, translucent quartz, and white quartz. Some veins exhibit metal zoning, with a zinc-rich silver-rich zone in the upper part of the vein, a gold-rich zone in the central part, and a zinc-rich zone in the lower part of the vein. In general, mineralized structures include an inner quartz vein (core) consisting of material exhibiting quartz flooding or massive quartz, surrounded by stockwork of quartz veinlets and/or hydrothermal breccia, both of which are mineralized. Gold mineralization in the Minera Florida Mine area has been identified in four types of rocks, in places adjacent to each other, as follows: (1) silicified crystal tuff; (2) lithic to crystal tuff; (3) brecciated tuff; and (4) porphyritic andesite. There are at least nineteen mineralized veins discovered and partially developed in the Minera Florida Mine area. These veins range from 0.8 metres to 30 metres in thickness, and the average grade ranges from 1.5 grams per tonne of gold to 12 grams per tonne of gold, 6 grams per tonne of silver to 100 grams per tonne of

EXHIBIT 99.1

silver, and 0.1% Zn to 1.81% Zn. Many of the mineralized veins at the Minera Florida Mine area do not have a surface expression, but are associated with structures identified by underground diamond drilling.

The Minera Florida Mine currently operates at a rate of approximately 2,450 tpd (894,000 tonnes per year). The underground workings are developed by adits driven from surface. An internal ramp system provides access to the stopes. Sublevel are driven in the veins and mining sequence advances from the top down, with pillars left at regular intervals. Underground mining operations are mechanized, utilizing: articulated haul trucks; electronic hydraulic development and production jumbos; load-haul dumpers; and a number of ground support and service equipment. Ore is hauled using 25-tonne trucks from the mine to a transfer point and 40-tonne trucks haul the ore from the transfer point to the process plant. Waste is transported by 25-tonne trucks.

In addition to the ore processing facility, the Minera Florida Mine has an historic tailings reprocessing facility which can operate at a rate of near 2,500 tpd and consists of repulping stations, grinding, leaching, carbon and zinc flotation circuits. Since the second quarter of 2017, when the first stage of historic tailings was finalized, the company refocused its effort on mining higher grade ore from the mine and increasing the feed grade and recovery of the ore, and has integrated part of this tailings facility with the ore facility increasing overall recoveries for gold to 90% approximately.

For 2017, production at the Minera Florida Mine totaled 90,366 ounces of gold and 469,674 ounces of silver, compared to 104,312 ounces of gold and 429,048 ounces of silver produced in 2016.

Production for the year was lower than the comparative period of 2016, despite significantly higher feed grades and recoveries, as the mill was impacted by lower processing rates largely due to the termination of the first phase of retreatment of tailings earlier in 2017. These results are aligned with the transformational strategy for Minera Florida that is focused on improving productivity, dilution, grades, recoveries and operating costs while developing the exploration potential in the recently discovered veins systems located south of the core mine. The Company will spread expansionary mine development and process facility expansion capital and exploration expenditures across a number of years to establish a growth platform for the future with the strategic target of 120,000 ounces of gold per year by 2021. The Company continues to target a longer term strategic production objective of 130,000 ounces of gold per year at Minera Florida.

The district exploration program focused on mapping and sampling during the fourth quarter. Results generated during the fourth quarter coupled with results previously reported support reserve replacement exceeding expectations. New additional measured and indicated mineral resources defined in 2017 have a high probability of generating new mineral reserves during 2018. Many areas within the newly acquired ground and existing mine complex are contributing to the mineral reserve replacement, including Las Pataguas, Peumo, Rubi, HTML1, and the PVS complex. Improvements in mine design parameters, including using split blasting extraction techniques leading to lower mining costs and less dilution, had a positive impact on mineral reserves in the core mine areas.

In September 2016, the Company signed an agreement to purchase the outstanding Aqua Fria shares covering the historic core exploitation areas including the Mila 1-36, the Cisnes concessions located south of the core mine, and other associated properties for $30 million to be paid in three instalments. Exploration of these new areas led to the discovery of the Las Pataguas mineral body that is currently defined 350 meters along strike, 250 metres vertically and is 3 to 5 metre in width and other mineralized structures located in the same corridor. The deposits remains open along strike and to the surface. The depth extent may be limited by a hole drilled 200 meters beneath the know mineral body. Exploration will continue to focus on expanding reserves and resources, largely within the under-explpored Agua Fria block by combining surface exploration, underground and surface drilling.

In December 2015, the Superintendencia del Medio Ambiente (SMA) in Chile informed the mine of 14 non-compliances resulting from their inspection in 2014. The site has presented a Compliance Plan to the SMA to resolve these largely technical non-compliances, plan that was approved by the SMA on December 29, 2017 and are expected to be completely fulfilled by the end of 2018.

Gualcamayo Mine

The Gualcamayo Mine is located in northern San Juan Province, Argentina, approximately 270 kilometres north of the provincial capital of San Juan. The main Gualcamayo block consists of one Cateo and 57 Minas and covers 7,128 hectares. A Cateo is an exploration concession which allows the holder the exclusive right to explore the area subject to certain rights of owners of pre-existing mines within the Cateo area. Once an application for a Cateo is submitted, all rights to any mineral discovery on the Cateo belong to the applicant. A Mina is a real property interest which allows the holder the right to explore and exploit manifestations of discovery on a permanent basis after completion of an official survey for as long as the right is diligently utilized and property taxes are paid. Fifty-five (55) of the Minas are contiguous and lie wholly within the Cateo. One Mina (Chani) lies

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partially outside the Cateo and one Mina (Perico) lies wholly outside the Cateo. Six (6) contiguous Minas, collectively known as the Virgen de Lourdes property, in which the Company does not hold an interest and which cover a 50 hectare area, lie within the main Gualcamayo property block. The project area is easily accessible from the city of San Juan by driving three hours north on paved Highway 40 and then 20 kilometre gravel road to the main camp. The site is accessible by driving from the nearby towns of Guandacol, Huaco and Jachal within 40 minutes to 90 minutes. In 2004, Minas Argentinas S.A. (“MASA”) purchased the surface rights to a contiguous land package totaling 26,218 hectares, which partially covers the Gualcamayo Mine and wholly covers access routes to the area of interest from Highway 40. Exploration drilling on the property is subject to the application and acceptance of a water use permit from the Hydrological Department of San Juan, which MASA has received.

The Gualcamayo Mine includes three known deposits, Quebrada del Diablo (“QDD”), Amelia Inés and Magdalena. The use of the term “AIM” herein refers to the latter two deposits. The QDD deposit includes the QDD Upper zone which is being developed using open pit mining, and the QDD Lower West (“QDDLW”) zone. Other targets on the property are at an early prospective stage of exploration.

The Gualcamayo Mine is owned 100% by MASA, a wholly-owned subsidiary of Yamana which it acquired through its purchase of Viceroy Exploration Ltd. Royalties on the property are as follows: (i) a 1% net smelter return royalty on production from the Gualcamayo Mine is payable on certain concessions to Inversiones Mineras Argentinas Inc., who assigned their rights and obligations to Golden Arrow Resource Corporation by assignment agreement dated July 4, 2004; (ii) a 3% provincial royalty on income or the value obtained in the commercialization of minerals without deduction of direct mining and the other deductibles costs established by law; and (iii) ) a 1,5% on gross selling invoices on mine production, after the first two producing years and during the mine life, according to the Commitment Deed signed with the Province of San Juan on August 15th, 2007 and addressed to form a Public Trusteeship.

In terms of regional geology, the Gualcamayo Mine is located along the eastern margin of the Precordillera of west central Argentina. The Precordillera is a narrow N-S trending belt of tectonically deformed clastic and carbonate rocks of lower to mid Paleozoic age, overlain by Carboniferous and Permian marine and continental sediments, Triassic volcanics and continental redbeds and Tertiary continental redbeds. In terms of local and property geology, the Gualcamayo Mine is located primarily within a package of lower Paleozoic stratigraphy characterized by thick carbonate sequences of upper-Cambrian Los Sapitos and Ordovician San Juan Formations, which are overlain by marine clastics of Upper Ordovician Trapiche Formation. The entire stratigraphic section exceeds 1,000 metres in thickness. The immediate project area is intruded by a quartz diorite stock, dated at 16-5.6 MA that produced relatively thin skarn halos and a metasomatic areole that extends hundreds of metres outboard into the surrounding carbonates.

Four distinct mineralization types occur at the Gualcamayo Mine and three of these are of present economic interest. They are: (1) sediment-hosted distal-disseminated gold; (2) sulphide-bearing skarn deposits containing copper, zinc and molybdenum with late stage gold-arsenic mineralization; and (3) porphyry style molybdenum mineralization.

The final product of the Gualcamayo Mine is gold doré in the form of bullion, suitable for direct melting and sampling. Gualcamayo’s bullion contains approximately 80-90% of gold, the balance being base metals. 100% of the bullion production is exported from Argentina, shipped by ground transportation and air freight for final refining overseas. The doré will be shipped in the form of bars weighing 15-30 kilograms from San Juan, by airfreight departing from Mendoza International Airport.

Gold production was 154,052 ounces in 2017, compared to 164,265 ounces in 2016.

The Company is pursuing alternatives to maximize value at Gualcamayo. These include the rationalization of the mine’s production platform and cost structure, the extension of mine life from exploration efforts focused on oxide resource delineation and additions, and the advancement of the Deep Carbonate project. Similar to the strategy leading to the sale of the Mercedes mine in Mexico during 2016, the Company has also considered the continuum of options for value maximization. Such options weigh the prospect for internal advancement and management time and resources required against the opportunity for monetization, which would leave management and resources unencumbered for the pursuit of other internal projects. As such, the Company has decided to focus its efforts on assets that are better aligned with its strategic objectives, and consequently, Gualcamayo has been classified as an asset held for sale.

The Company has initiated efforts to right-size production at Gualcamayo to deliver a more sustainable production base, better cost structure and to generate a more significant contribution to free cash flows. This optimization plan is similar to the successful strategy that was executed at El Peñón during 2017 and underway at Minera Florida, leading initially to less ounces of production, although at a higher quality. A more optimal alignment between the current oxide mineral base and the production run-rate will result in an extended time frame to explore the prospective near-mine and regional oxide targets in order to extend mine life. Further testing and evaluation of the Deep Carbonate project and expansion of the sulphide mineral resources of the

EXHIBIT 99.1

project will be pursued. A transition of uninterrupted production from the Gualcamayo mine to the longer-term Deep Carbonate project is currently dependent on the exploration of near mine targets at Gualcamayo and the addition of new oxide resources leading to the extension of the mine life at Gualcamayo.

A conceptual closure plan was developed for the Gualcamayo Mine, and was submitted as part of the EIA document. This plan considers both temporary (for example, in the case of depressed gold prices), and definitive closure scenarios. Once operations cease, closure activities, including demolition and dismantling, remediation, and leach pad chemical and physical stabilization are expected to be completed within two years. Environmental and geotechnical monitoring would continue on a reduced schedule for an additional four years until final closure. In the EIA, the Company has committed to refining and updating the closure plan throughout the project life, and to submitting a final closure plan to the mining authority two years prior to the anticipated definitive closure date.

The near mine exploration drill program continued during the last quarter of 2017 with modest results to date. The district exploration program continued to map and collect rock chip samples at Sierra Alaya, Target D and Quebrada Perdida areas. The shift in focus to district exploration will be carried forward into 2018 with drilling to continue in areas that can readily contribute to production. Modeling of near mine drilling program results during the second half of 2017, integrating geology and drill program assay results reveals that the orientation of the Cerro Condor mineralization dips back away from the pit wall. Exploration work is expected to expand and define resources in the Target D target and define new resources in the district targets. Portions of the Potenciales and Las Vacas deposits contributed to the mineral reserve and mineral resource inventory.

Development Projects

Cerro Moro Project

The Project contains a number of high-grade epithermal gold and silver deposits, covers 177 square kilometres and is located approximately 70 kilometres southwest of the coastal port city of Puerto Deseado in the Santa Cruz province of Argentina.

The Cerro Moro silver-gold low sulfidation deposit is located within the Deseado Massif, a tectonic block comprised of Upper Precambrian metamorphic rock, Jurassic to Cretaceous aerial and sub-aerial volcanic rock and capped by Tertiary marine sediments which is located in the central-portion of the Santa Cruz Province, covering an area of approximately 60,000 square kilometres.

Estelar Resources Ltd. completed a comprehensive preliminary economic assessment of the project before Yamana acquired Extorre and the project in 2012. In February 2013, after a brief pre-feasibility analysis to determine the optimum direction for the project, Yamana commissioned an update to the feasibility study. During 2014, a thorough and complete evaluation of the original feasibility study was completed and the level of engineering and confidence in the plant and mine design advanced.

The Company announced, in early 2015, the formal decision to proceed with the construction of the Cerro Moro project and provided updated project parameters with respect to timing and capital investment. During the course of 2015, detailed engineering for the 1,000 tonnes per day processing plant and mine was advanced to approximately 50% completion, in line with the published project execution schedule. Included in the 2015 work program was the upgrading and extension of the site access road, conclusion of the locked-cycle metallurgical test work program, the placement of orders on various long-lead time items such as the tailings thickeners, and the continuation of the first stage of the construction camp.

The 2016 work program included the ramp-up of site construction activities; the continuation of detailed engineering; and the advancement of underground mining in order to gain a better understanding of in-situ mining conditions. The expenditure for 2016 was approximately $55 million with the balance of approximately $235 million planned to be spent in 2017 and 2018. The bulk of this remaining expenditure was spent in 2017, supporting the previously reported execution schedule and budget. In addition to the above, a substantial infill drilling program was run in 2016 to confirm previously determined indicated mineral resources with tighter spaced drilling. The infill program was successful in confirming those mineral resources and has the impact of de-risking the project and the startup risk of the mine. The Company believes that the project offers significant opportunities for the conversion of mineral resources into mineral reserves and for further discoveries on the property, which will serve to materially improve the returns from this high-grade project.

As at the end of December 2017, construction progress at Cerro Moro remains on schedule for completion in the first quarter of 2018. Instrumentation, control and architectural contractors were mobilized during the fourth quarter of 2017 and are progressing according to schedule. Mechanical installation of all key process plant facilities was also completed by year end. For the next quarter (first quarter 2018) the focus will move from construction to commissioning and operational readiness, with remaining construction works on piping, electrical, instrumentation installation staged to suit the commissioning plan; and the

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recruitment, onboarding and training of the operational staff aligned to the start of operations in the second quarter of 2018. Underground development of 943 metres has been completed to the end of the fourth quarter, marginally below the total 992 metres planned for 2017. The General Manager and all other senior positions have now been filled and the process of recruiting the remaining operational workforce is progressing as planned. $172 million was spent in the current year leaving approximately $61 million of remaining construction expenditures.

Next milestones ahead of commercial production are:

•	Initiate Open Pit mining operation, to build the stockpile ahead of plant ramp-up

•	Recruit, onboard and train remaining operational staff

•	Complete commissioning activities by the end of the first quarter of 2018, with the ramp-up of operations to commence in the second quarter of 2018.

During 2017, 943 m of underground development were completed in the Escondida Far West Mine allowing for access to the ore in different levels in the first panel of production scheduled for 2018. This development was completed with owner mining, providing training in selective mining techniques and grade control, as well as confirmation of the design parameters of the mining method as well as the geological model. A total of 16,264 t of ore with grades of 27.1 gpt Au and 1,730 gpt gpt was stockpiled at the end of 2017 from the underground mine.

In December 2017, the Open Pit contractor mobilized to site, and started the initial earthmoving works and road construction leading to the start of mining in the beginning of 2018.

Cerro Moro management and supervision has been recruited according to plan during the course of 2017, and has been focused on achieving operational readiness for the mines and plant. Operations employees recruitment started in the third quarter of 2017, and it has been ramping up according to plan and will continue in 2018 in conjuction with operational and maintenance training.

As this is a development stage project, the production forecast in the first year can be affected both positively and negatively by grade, ramp-up, recovery and throughput among other matters.

The Cerro Moro project contains a number of high-grade epithermal gold and silver deposits, some of which will be mined via open pit and some via underground mining. During the last quarter of 2017, a new mine plan was completed which balanced the metal output for both gold and silver through the years and required lower development and stockpile levels in the first years of production which improved the average free cash flow from the mine in that period. The updated mine plan shows the gold production in 2018 at 85,000 ounces, and the silver production at 3,750,000 ounces. This production estimate reflects the impact of the 3-month ramp-up starting in the second quarter of 2018. The 2019 gold production is estimated to be at 125,000 ounces, and the silver production to be at 6,000,000 ounces while the 2020 gold production is expected at 130,000 ounces, and silver production to be at 8,300,000 ounces. The average AISC for the period from 2018-2019 is expected to be around $650 per ounce of gold produced and $9.15 per ounce of silver produced, with co-product cash costs expected at $510 per ounce of gold produced and $7.10 per ounce of silver produced.

The processing facility consists of a two-stage crushing circuit, grinding, gravity and flotation circuits, followed by agitated leaching of both concentrate and tailings of flotation, and a counter current decantation (CCD) circuit feeding rich solution to a Merrill Crowe process from which gold/silver precipitate is smelted to produce dore bars. The pulp from the CCD circuit feeds a cyanide destruction circuit from which tailings are pumped to the tailings storage facility.

The Cerro Moro exploration budget for 2017 included funding to discover new mineral deposits proximal to the Escondida mineral system and to conduct local infill and resource extension drill programs at Escondida Central, Far West and Zoe. The Company began the year conducting detailed mapping and sampling programs, identifying the presence of sulfide-rich black silica as key to the high-grade deposits while at the same time, executing the infill drill program. Late in the second quarter, drilling of the black silica targets between the Escondida and Esperanza structures led to the discovery of the near surface and close to the plant Veronica structure.

The combined drill programs completed 6,372 metres distributed in 33 holes during the quarter and 32,109 metres distributed in 184 holes during 2017. The Zoe infill program was completed in early October and one reverse circulation rig continued to test the Veronica, Henriette Fault and Gabriela-Moro gap targets through mid-December. Drilling results received

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during the quarter and year identified new exploration targets and extensions of existing targets that will be further delineated as part of the 2018 exploration program.

The strategy for Cerro Moro is to improve the long term production profile first by continue the exploration of the near mine high-grade targets like Veronica, and in parallel developing the district exploration potential which contains several structures identified on surface that will be tested in 2018. Exploration will focus on defining over four years of reserves and add to the resource inventory to increase planned mine life.

Agua Rica Project

Yamana currently owns 100% of the Agua Rica Project, a large porphyry-style copper-gold-molybdenum-silver deposit located in the northwestern province of Catamarca in Argentina. There is evidence to suggest that the ore body also contains significant amounts of rhenium which could be an important source of by-product credits.

In September 2011, the Company entered into an agreement granting Minera Alumbrera an option to acquire the Agua Rica Project, which included annual and other payments over the life of the agreement. In 2013, Minera Alumbrera requested, and the Company granted, an extension of the option payment due by one additional year. Subsequently, the Company decided not to grant any further extension for 2014 and the option agreement has terminated. Prior to the termination of the option agreement, the Company had received $50 million in option payments, all of which will be retained by the Company in addition to all technical and feasibility level work which has already transitioned back to the Company. The Company is now actively engaged in the consolidation of that information for Agua Rica and has begun working with the Catamarca Government to determine a development plan to establish a mining district within the region with Agua Rica as the cornerstone asset. The Company will consider several options for strategic alliances for the development of Agua Rica in conjunction with the efforts with the Catamarca Government.

In October 2014, the Company entered into an MOU with the Catamarca Government, represented by the provincial mining company CAMYEN, with respect to the creation of the Catamarca Mining District. The MOU established the groundwork for the Company and the Catamarca Government to work together to consolidate important mining projects and prospective properties in the province, currently consisting of the Agua Rica Project and the Cerro Atajo prospect. On February 27, 2015, a formal agreement was entered into among the parties to the MOU. This agreement forms the basis of a working relationship between the Catamarca Government through CAMYEN, other mining companies and the Company and is expected to help advance the Agua Rica Project and the Cerro Atajo prospect. The formal agreement also establishes a maximum ownership interest of up to 5% for CAMYEN of a combined entity, including the Agua Rica Project and Cerro Atajo prospect, and some exploration and infrastructure spending during the term of the agreement. The formal agreement does not restrict the Company’s ability to continue with Agua Rica, although it provides a framework of cooperation that would see Agua Rica advance to development more efficiently and on an expedited timeline. Presently, the Company is considering the development of Agua Rica in conjunction with other financial and mining industry participants.

In December 2014, the Company received a positive independent technical review relating to previous studies on Agua Rica and on the potential development options for Agua Rica. This update provides a basis for the Company to continue to pursue multiple options for this asset, including potential joint ventures with other financial and/or industry participants, the sale of a majority interest in the project or an outright sale. Technical work and analysis for project development options continue, as do the review and consideration of various strategic alternatives, all in an effort to maximize value. Based on Yamana’s own evaluation, and feedback from the strategic alternatives process, the Company believes that the previously disclosed underground scenario represents a viable alternative that should be advanced as soon as possible towards a pre-feasibility level, while concurrently pursuing various other strategic alternatives. As such, the Company has determined that it will undertake the work required to conduct a preliminary economic assessment during 2018, with a pre-feasibility study to follow in 2019. The study will consider three low throughput (circa. 25,000 tons per day) options viz. sub-level caving; combination of sub-level caving and small open pit, and small open pit. The study will focus on developing a mine plan which maximizes returns and limits the arsenic content in the concentrate to below penalty levels currently imposed by smelting operations.

Examination of the Cerro Atajo property by Yamana’s Exploration Division following the signing of the MOU included mapping, sampling and trenching areas of interest in order to expose and collect rock chip samples. This program generated over 500 samples which were sent for geochemical analysis. Access to the property was limited during the first half of the year 2016 due to surface land holder issues. Once access was established, additional mapping and geochemical sampling continues, identifying several targets. Then the Company entered into an engagement with local community, land holders and government (including indigenous group) to obtain authorized consent to work in the area, that was provided in November 2016. Yamana submitted an EIA for approval of Government of Catamarca, following the public consultation procedure, and was approved in April 2017, commencing our drilling program in second semester. A new EIA to drill in other sector of properties at Cerro Atajo area, was submitted in the third quarter of 2017 and was approved in February 2018.

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Suyai Project

The Suyai Project is an advanced stage exploration gold project comprising 36,702.30 hectares of land located in the Cordon de Esquel, Chabut Province, in southern Argentina. The various properties comprising the Suyai Project are classified as either “permits”, “claims” or “mines” and are either owned outright by Suyai del Sur S.A. (“Suyai del Sur”) or through option contracts between Suyai del Sur and the direct owners.

On July 3, 2002, Meridian completed an unconditional share purchase offer for Brancote Holdings PLC, owner of the Suyai Project. Permitting for the project and a feasibility study began in the third quarter of 2002. In March 2003, with the feasibility study substantially complete, the project was put on hold after local opposition to the mine led to a non-binding referendum wherein a majority of Esquel’s citizens voted against the mine. The Company continues to monitor mining developments in the province of Chubut.

An application for an environmental impact study (an “EIS”) for exploration and development work is continuing which will be followed by permitting for an operational EIS within the current mining and environmental laws of the Chubut Province.

Monument Bay

In June 2015, as part of the Mega Precious acquisition, the Company acquired the Monument Bay property, which is located in Manitoba, approximately 570 kilometres northeast of Winnipeg, and consists of 136 contiguous claims totalling 31,250 hectares. The 2017 exploration program with a budget of Cdn$4.3 million has focused on improving the drill density within the high-grade mineralized shoots on the eastern portion of the Twin Lakes deposit. The drill programs at Monument Bay are executed in the first 3 to 4 months of the year and following a 2 to 3 month camp shutdown due to the change from winter to summer conditions, further drilling is completed. The summer drill program began mid-August and continued into late October during 2017. The drill program focused on the central portions of the Twin Lakes deposit with the objective of defining and extending the high-grade mineral bodies and conversion of uncategorized mineral bodies. The program completed 8,553 metres distributed in 25 holes during 2017. Assay results for both objectives are in line with expectations, establishing continuity to the high-grade mineral shoots and providing important data to model the bulk lower grade zones that envelop the high-grade shoots.The results of the 2017 program are being processed and added to the mineral model for the property. Exploration will focus on adding inferred mineral resources and mineral resources adjacent to the defined mineralized area to try to expand the potentially economic mineralized zone and explore new targets on the large concession package.

The Monument Bay mineral resource inventory is 1.8 million ounces of gold, contained in 36.6 million tonnes of ore at a grade of 1.52 g/t in indicated mineral resources and 1.8 million ounces of gold, at 41.9 million tonnes of ore at a grade of 1.32 g/t in inferred mineral resources.

ITEM 5
DIVIDENDS

The Company has a dividend policy providing for a dividend yield that is consistent with the yield of comparable companies’ dividend rates and such policy is reviewed on a periodic basis and assessed in relation to the current and expected future operating cash flows of the Company and the conservation and reinvestment of capital.

The following table sets forth the quarterly dividends paid by Yamana on its common shares during each of the three most recently completed financial years:

2018	2017	2016	2015
Q1 - $ 0.005	Q1 - $ 0.005	Q1 - $ 0.005	Q1 - $0.015
	Q2 - $ 0.005	Q2 - $ 0.005	Q2 - $0.015
	Q3 - $ 0.005	Q3 - $ 0.005	Q3 - $0.015
	Q4 - $ 0.005	Q4 - $ 0.005	Q4 - $0.015

Payment of any future dividends will be at the discretion of the Company’s board of directors after taking into account many factors, including the Company’s operating results, financial condition, comparability of the dividend yield to peer gold companies and current and anticipated cash needs.

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ITEM 6
DESCRIPTION OF CAPITAL STRUCTURE

Authorized Capital

The Company is authorized to issue an unlimited number of common shares and 8,000,000 first preference shares, Series 1 (the “Preference Shares”) of which there were 948,858,214 common shares and no Preference Shares issued and outstanding as of March 27, 2018.

Common Shares

Holders of common shares are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per common share at all such meetings. Holders of common shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the common shares entitled to vote in any election of directors may elect all directors standing for election. Holders of common shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Company’s board of directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro-rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of common shares with respect to dividends or liquidation. The common shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Preference Shares

Upon a consolidation, merger, or amalgamation of the Company with or into any other corporation, holders of Preference Shares who have not exercised their right of conversion at the date of the consolidation, merger, or amalgamation are entitled to receive upon the exercise of their conversion right, after the effective date of the consolidation, merger, or amalgamation, the aggregate number of shares or securities or property of the Company resulting from the consolidation, merger, or amalgamation, the holder would have been entitled to receive if they had at the effective date of the consolidation, been the registered holder of such number of common shares. Holders of Preference Shares are also entitled to receive, in the event of liquidation, dissolution or winding up of the Company, an amount equal to $0.125 in respect of each of Preference Share held and all unpaid cumulative dividends before any distribution of the assets of the Company among holders of the common shares or any other class of shares. Holders of Preference Shares are not entitled to receive notice of or to attend meetings of the shareholders of the Corporation nor do they have any voting rights for the election of directors or for any other purpose (except where the holders of a specified class are entitled to vote separately as a class).

ITEM 7
MARKET FOR SECURITIES
Price Range and Trading Volume

The common shares are listed and posted for trading on the TSX under the symbol “YRI” and the NYSE under the symbol “AUY”. The following table sets forth information relating to the monthly trading of the common shares on the TSX for the fiscal year ended December 31, 2017.

EXHIBIT 99.1

Period	High (Cdn$)	Low (Cdn$)	Volume
January 2017	4.385	3.81	112,303,414
February 2017	4.80	3.63	117,280,596
March 2017	3.90	3.35	128,785,524
April 2017	4.24	3.57	88,206,365
May 2017	3.89	3.30	92,268,531
June 2017	3.75	3.09	143,511,027
July 2017	3.31	2.84	58,282,356
August 2017	3.76	3.09	50,219,082
September 2017	3.92	3.25	54,366,491
October 2017	3.44	3.15	40,087,988
November 2017	3.46	3.34	113,076,763
December 2017	3.96	3.09	48,550,893

ITEM 8
DIRECTORS AND OFFICERS

The following table sets forth the name, province or state and country of residence, position held with the Company and period(s) during which each director of the Company has served as a director, the principal occupation of each director and executive officer of the Company, as of the date hereof. All directors of the Company hold office until the next annual meeting of shareholders of the Company or until their successors are elected or appointed.

EXHIBIT 99.1

Name and Residence	Position with the Company and Period(s) Served as a Director	Principal Occupation

John Begeman(1)(3) South Dakota, United States	Director since May 2, 2007	Company Director
Christiane Bergevin(3)(4) Québec, Canada	Director since September 1, 2014	Company Director
Andrea Bertone(1) Texas, United States	Director since July 27, 2017	Company Director
Alexander J. Davidson(2)(3) Ontario, Canada	Director since August 31, 2009	Company Director
Robert Gallagher British Columbia, Canada	Director since August 28, 2017	Company Director
Richard Graff(1) Colorado, United States	Director since October 16, 2007, Lead Director since September 30, 2017	Company Director
Kimberly Keating Newfoundland, Canada	Director since February 15, 2017	Vice President Fabrication, Technical Construction Central and Western Canada, of the Cahill Group
Nigel Lees(2) Ontario, Canada	Director since June 16, 2005	President and Chief Executive Officer of Sage Gold Inc
Peter Marrone Ontario, Canada	Chairman, Chief Executive Officer and a Director (director since July 31, 2003)	Chairman and Chief Executive Officer of the Company
Jane Sadowsky(1)(4) New York, United States	Director since September 1, 2014	Managing Partner of Gardener Advisory LLC
Dino Titaro(2)(3)(4) Ontario, Canada	Director since August 5, 2005	Company Director
Daniel Racine Ontario, Canada	Executive Vice President and Chief Operating Officer	Executive Vice President and Chief Operating Officer of the Company
Greg McKnight Ontario, Canada	Executive Vice President, Business Development	Executive Vice President, Business Development of the Company

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Name and Residence	Position with the Company and Period(s) Served as a Director	Principal Occupation

Jason LeBlanc Ontario Canada	Senior Vice President, Finance and Chief Financial Officer	Senior Vice President, Finance, and Chief Financial Officer of the Company
Yohann Bouchard Ontario, Canada	Senior Vice President, Operations	Senior Vice President, Operations, of the Company
Richard C. Campbell Ontario, Canada	Senior Vice President, Human Resources	Senior Vice President, Human Resources of the Company
Anthony Cina Ontario, Canada	Senior Vice President, Business Administration	Senior Vice President, Business Administration of the Company
Gerardo Fernandez Ontario, Canada	Senior Vice President, Operations	Senior Vice President, Operations of the Company
Ross Gallinger Ontario, Canada	Senior Vice President, Health, Safety and Sustainable Development	Senior Vice President, Health, Safety and Sustainable Development of the Company
Henry Marsden Ontario, Canada	Senior Vice President, Exploration	Senior Vice President, Exploration of the Company
Barry Murphy Ontario, Canada	Senior Vice President, Technical Services	Senior Vice President, Technical Services of the Company
Steve Parsons Ontario, Canada	Senior Vice President, Investor Relations and Corporate Communications	Senior Vice President, Investor Relations and Corproate Communications of the Company
Sofia Tsakos Ontario, Canada	Senior Vice President, General Counsel and Corporate Secretary	Senior Vice President, General Counsel and Corporate Secretary of the Company

1.    Member of the Audit Committee.
2.    Member of the Compensation Committee.
3.    Member of the Sustainability Committee.
4.    Member of the Corporate Governance and Nominating Committee.

The principal occupations, businesses or employments of each of the Company’s directors and executive officers within the past five years are disclosed in the brief biographies set out below.

John Begeman – Director. John Begeman is a Professional Mining Engineer with over 35 years of mining experience. His extensive experience in the mining industry, combined with his background in precious metals operations, executive and project development management, provide valuable industry insight and perspective to both the Company’s board of directors and management. He currently sits on the board of directors of African Gold Group Inc. and Premier Gold Mines Limited. He has been the Executive Chairman of the board of Premier Gold Mines Limited since 2015. Mr. Begeman previously served as a director of Aberdeen International Inc., the President and Chief Executive Officer of Avion Gold Corporation, as the Chief Operating Officer of Zinifex Canada Inc. and as Vice President, Western Operations of Goldcorp Inc. Prior to his employment at Goldcorp, Mr. Begeman held various and progressive engineering and management positions with Morrison Knudsen Company's mining

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operations group throughout the Western United States. His experience in executive leadership in international mining operations, permitting and community involvement assists the board and management with its ongoing business endeavors. His past environmental and social licence analysis along with project risk assessment also form a broad base from which the board and management can draw upon. Mr. Begeman holds a B.S. in Mining Engineering, an M.S. in Engineering Management and an MBA.

Christiane Bergevin – Director. Christiane Bergevin is the President of Bergevin Capital, advising infrastructure and energy sector clients. She brings more than 30 years of experience in strategy, project and risk structuring, and financing of resource, transport and infrastructure projects on all continents in addition to experience in the financial sector. She is highly skilled in sustainability and community engagement aspects from an operational and governance standpoint, and served on the health, safety and corporate social responsibility committee of the board of a major oil and gas producer. As Executive Vice-President, Desjardins Group (Canadian financial cooperative institution) between 2009 and 2015, she led mergers and acquisitions, strategic partnerships and business development. She was also a member of Desjardins Group's finance and risk management committee. For the 19 years prior to that, Ms. Bergevin held executive positions with SNC-Lavalin Group, a global engineering and construction firm, including managing executive and subsequently President of SNC-Lavalin Capital Inc., its project finance advisory arm. She was involved in several transport and mining developments, and also served as Senior Vice-President and General Manager, Corporate Projects. Ms. Bergevin is a Director of RATP Dev, an international public transport operator and she chairs the audit committee of the board of AGF Group, a reinforcing steel and scaffolding supplier. For the 2017-2018 year, she is the Chair of the Canadian Chamber of Commerce. Ms. Bergevin holds a Bachelor of Commerce (with Distinction) from McGill University and graduated from the Wharton School's Business Advanced Management Program. In 2013, she was awarded the ICD.D designation by the Institute of Corporate Directors.

Andrea Bertone – Director. Ms. Bertone has nearly 20 years of senior management experience in the energy industry in the Americas and most recently held the position of President of Duke Energy International LLC ("DEI"), a subsidiary of Duke Energy, the largest utility in the United States, where she reported directly to the Chief Executive Officer of Duke Energy. During her seven years in this role, she was responsible for operations across South and Central America. Prior to her role as President of DEI, Ms. Bertone spent nearly 10 years in increasingly senior management roles with Duke Energy and its subsidiary companies, including the role of General Counsel of DEI. Ms. Bertone brings significant strategic and operational expertise acquired while operating large infrastructure assets throughout Latin America. Ms. Bertone completed her JD at the University of São Paulo, Brazil and received her LLM from Chicago-Kent College of Law in 1995. She also completed a finance program for senior executives at Harvard Business School in 2010. She is a member of the Brazilian Bar Association. In 2013, she received the Alumni of Distinction Award from Chicago-Kent College of Law and in 2016, she was recognized by the National Safety Council through their annual “CEOs Who Get It” program, as a leader who demonstrates personal commitment to worker safety and health.

Alexander J. Davidson – Director. Alexander Davidson was Barrick Gold Corporation’s Executive Vice President, Exploration and Corporate Development with responsibility for international exploration programs and corporate development activities. Mr. Davidson was instrumental in Barrick’s acquisition of Lac Minerals, Sutton Resources, Arequipa Resources, Pangea Goldfields, Homestake Mining and Placer Dome Inc. Mr. Davidson joined Barrick in October 1993 as Vice President, Exploration with responsibility for the company's expanding exploration program. He initiated Barrick’s expansion out of North America and into Latin America and beyond. Prior to joining Barrick, Mr. Davidson was Vice President, Exploration for Metall Mining Corporation. Mr. Davidson has over 40 years of experience in designing, implementing and managing gold and base metal exploration and acquisition programs throughout the world. In April 2005, Mr. Davidson was presented the 2005 A.O. Dufresne Award by the Canadian Institute of Mining, Metallurgy and Petroleum to recognize exceptional achievement and distinguished contributions to mining exploration in Canada. In 2003, Mr. Davidson was named the Prospector of the Year by the Prospectors & Developers Association of Canada in recognition of his team's discovery of the Lagunas Norte Project in the Alto Chicama District, Peru. Mr. Davidson received his B.Sc. and his M.Sc. in Economic Geology from McGill University. His extensive experience in the mining industry and his background in precious metal exploration and corporate development allows him to provide valuable industry insight and perspective to the Company’s board of directors and management. Mr. Davidson also has extensive board level experience and has sat on or has chaired a number of health, safety & environment, technical, sustainability, audit, and compensation committees.

Robert Gallagher – Director. Mr. Gallagher has more than 35 years of experience in the mining industry and is a Mineral Engineer with a specialty in mineral processing. Most recently, he held the position of President and Chief Executive Officer at New Gold. Previously, Mr. Gallagher held increasingly senior management roles at Newmont Mining Corporation over a seven-year period, including Vice President Operations, Asia Pacific; Vice President, Indonesian Operations; and General Manager, Batu Hijau. Earlier in his career, Mr. Gallagher worked at a number of operating mines located throughout the Americas and Asia in various plant engineer, metallurgical, and mine management roles, including most notably 15 years at Placer Dome Inc. Mr. Gallagher brings considerable project development and operational experience to the Company’s board of directors. He has been recognized by industry associations for his contributions throughout his career, most notably in 2013 he accepted the Prospector & Developer Association of Canada's Viola R. MacMillan Award for Company or Mine Development on behalf of New Gold and

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in 2014 he was jointly recognized by the Association for Mineral Exploration British Columbia with the E.A. Scholz Award for excellence in mine development.

Richard Graff – Director. Mr. Graff has served on numerous public boards in the mining and oil and gas industries and has served as a board chairman, chairman of audit committees, governance and nominating committees, and special committees, as well as having compensation committee experience. His extensive experience in the metals and mining industry includes accounting and financial reporting, internal control, governance and compliance initiatives, and mergers. Mr. Graff has been an advisor to the mining industry and was a member of a Financial Accounting Standards Board task force, which resulted in the issuance of accounting and financial reporting guidance in the mining industry for US GAAP. He represents a consortium of international mining companies, and has met with and provided recommendations to the International Accounting Standards Board (IASB) on financial reporting issues in the mining industry. The IASB incorporated input from these meetings into its published rules. Mr. Graff continues to organize periodic meetings in London between global mining companies and the IASB to discuss financial reporting issues affecting the industry and shares that information with the management, boards and audit committees on which he serves. He also has had discussions with and provided input to the U.S. Securities and Exchange Commission on financial reporting issues in the industry. Mr. Graff has been a speaker at industry conferences and directors’ education programs on the topics of financial reporting in the mining industry, audit committee trends, board succession, investor engagement and enterprise risk management. He currently serves as the lead director and chairman of the audit committee and is a member of the compensation and corporate governance and nominating committees of Alacer Gold Corp. He also serves as chairman of the audit committee and is a member of the corporate governance and nominating committee of DMC Global, Inc. (formerly Dynamic Materials Corp.). Mr. Graff’s extensive international experience in the mining industry, coupled with his expertise summarized above, brings insight to the Company’s board of directors and management as to best practices with respect to accounting, corporate governance and other issues for an international public company in the mining industry. Mr. Graff is a retired partner from PricewaterhouseCoopers LLP where he served as the audit leader in the United States for the mining industry. He received his undergraduate degree in Economics from Boston College and his post-graduate degree in Accounting from Northeastern University.

Kimberly Keating - Director. Kimberly Keating is a Professional Engineer with over 20 years’ experience in the global offshore energy sector. In her current role as Vice President Fabrication, Technical Construction, Central and Western Canada of the Cahill Group, Kim oversaw the construction and delivery of topsides components for one of the world’s largest offshore oil platforms. Prior to joining the Cahill Group as Director of Projects in 2013, Ms. Keating held a variety of progressive leadership positions, from engineering design through to construction, commissioning, production operations and field development with Suncor Energy Inc. Throughout her career, Ms. Keating has made significant engineering and project management contributions to key projects in the Canadian, Norwegian and UK offshore oil and gas sectors, bringing a wealth of strategy, risk assessment, policy and technical expertise to the Yamana board of directors. Ms. Keating has also held numerous volunteer leadership roles, including serving as the current Vice Chair of Memorial University’s Board of Regents where she was also the Chair of the Governance & Pensions Committees, and a board director with the Dr. H. Bliss Murphy Cancer Care Foundation, Opera on the Avalon and the Oil and Gas Development Council of Newfoundland and Labrador; a government appointment to assess the long-term vision for the province’s oil and gas industry. She holds a Bachelor of Civil (Structural) Engineering, a Masters of Business Administration, is a registered member of the Professional Engineering & Geoscientists NL (PEGNL) and holds the Canadian Registered Safety Professional (CRSP) designation. In June 2016, she was named a Fellow of the Canadian Academy of Engineers, a national institution through which Canada’s most distinguished and experienced engineers provide strategic advice on matters of critical importance to Canada.

Nigel Lees – Director. Nigel Lees has over 25 years of experience in the investment banking industry. He has served as a member of the Listings Committee of the Toronto Stock Exchange and on the audit, compensation and special committees of several publicly listed companies. Mr. Lees has extensive experience in the mining industry particularly in North America and South America as a principal and financier. He was the founder and director of TVX Gold Inc., which merged with Kinross Gold Corporation in 2003. Mr. Lees is currently the President of C.N. Lees Investments Limited, a private investment and consulting company, and President and Chief Executive Officer of SAGE Gold Inc., a public precious metals exploration and development company.

Peter Marrone – Chairman and Chief Executive Officer. Peter Marrone founded Yamana in July 2003 and has been instrumental in the company’s strategic development and operational growth. Mr. Marrone currently serves as Chairman and Chief Executive Officer of Yamana. Mr. Marrone has more than 30 years of mining, business and capital markets experience, bringing an important range of extensive and diverse financial, legal and business experience to the Company. He has been on the boards of a number of public companies and advised companies with a strong South American and North American presence. Prior to Yamana, Peter Marrone was the head of investment banking at a major Canadian investment bank and before that, practised law in Toronto with a strong focus on corporate law, securities law and international transactions.

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Jane Sadowsky – Director. Jane Sadowsky retired from Evercore Partners as a Senior Managing Director and Head of the Power & Utility Group in 2011, after more than 22 years as an investment banker. Prior to Evercore Partners, she was a Managing Director and Group Head at Citigroup’s Investment Bank and began her investment banking career at Donaldson, Lufkin & Jenrette. In addition to a broad and diverse range of finance and deal-related expertise, Ms. Sadowsky has sector expertise in power and utilities and the related fields of commodities, renewables, power technology, infrastructure, and energy. She brings depth of knowledge and experience in mergers and acquisitions, public and private debt and equity, corporate restructurings and cross border transactions. While at Evercore and Citigroup, she was responsible for strategy and resultant P&L, for managing people and for internal and external collaboration. She participated in or led global committees including: Compensation, Fairness & Valuation, Diversity, Mentoring and Recruiting. Ms. Sadowsky has provided expert testimony in numerous US jurisdictions and the World Court. Since retiring, Ms. Sadowsky has served as the Managing Partner for Gardener Advisory LLC, which provides consulting and advisory services predominantly in the electricity power sector to public and private sector clients in the United States and abroad. Ms. Sadowsky earned her MBA from the Wharton School and her BA in Political Science and International Relations from the University of Pennsylvania. Ms. Sadowsky is a National Association of Corporate Directors (NACD) Board Leadership Fellow.

Dino Titaro – Director. Dino Titaro has over 30 years of international experience having been involved in project management, feasibility studies, reserve estimation, due diligence studies, valuation studies, social and environmental permitting processes for mine construction and development and related risk management, as well as operational experience in the gold sector. He is the founder of Carpathian Gold Inc. (now Euro Sun Mining Inc.), a public mineral exploration company listed on the TSX, and was the President and Chief Executive Officer from January 2003 to January 2014 and a director from January 2003 to August 2014. From 1986 to 2003, Mr. Titaro was the principal owner and President and Chief Executive Officer of A.C.A. Howe International Limited, a geological and mining consulting firm. From 1980 to 1986, Mr. Titaro was employed by Getty Mines Limited, in various supervisory roles as a geologist, working on base and precious metal projects as well as uranium, principally in resource definition stages. Mr. Titaro currently serves as President of Avidian Gold Corp, and has been a director and officer of several publicly traded companies in the mining, industrial and health care technology fields. Mr. Titaro holds a Master of Science degree in Geology from the University of Western Ontario. He is also a qualified person as defined by National Instrument 43-101 and is a registered P.Geo in Ontario.

Daniel Racine – Executive Vice President and Chief Operating Officer. Mr. Racine joined Yamana in May 2014. From August 2012 until March 2014, Mr. Racine was President and Chief Operating Officer of Brigus Gold Corp. (“Brigus”). Prior to joining Brigus, Mr. Racine was Senior Vice President, Mining of Agnico Eagle, where he was responsible for Agnico Eagle’s global mining operations. Mr. Racine joined Agnico Eagle as a junior Mining Engineer in 1987, taking on progressively senior roles throughout his tenure, including LaRonde Mine Manager, Vice-President Operations Manager, and Senior Vice President Operations. Mr. Racine holds a Bachelor of Mining Engineering from Laval University. He is a registered engineer with L’Ordre des Ingenieurs du Québec, a professional engineer with Professional Engineers Ontario and a member of the Ontario Society of Professional Engineers.

Greg McKnight – Executive Vice President, Business Development. Mr. McKnight joined Yamana as Vice President, Business Development in February 2004. Mr. McKnight has over 20 years of mining focussed investment banking and corporate experience. Prior to joining Yamana, Mr. McKnight was a director in the investment banking division of Canaccord Capital Corporation (“Canaccord”), a position he held since December 2001. Prior to his tenure at Canaccord, he held various mining related positions including senior roles within other Canadian investment banks and being the President of a publicly traded Canadian junior mining company. During the year prior to joining Yamana, Mr. McKnight was instrumental in his capacity as an investment banker in structuring the reverse takeover transaction and raising the equity for Yamana that enabled the Company to re-capitalize and re-position itself as a gold production company. Mr. McKnight holds a Bachelor of Commerce from the University of Toronto and a Master of Business Administration from the Ivey School of Business at the University of Western Ontario.

Jason LeBlanc – Senior Vice President, Finance, and Chief Financial Officer. Mr. LeBlanc joined the Company in January 2006 and has over 15 years of research-based and financial experience in the mining industry. During his time at Yamana, Mr. LeBlanc has held increasingly senior positions including most recently the position of Vice President, Finance since 2009. He was appointed Chief Financial Officer in February 2017. Mr. LeBlanc has a Master of Finance from the University of Toronto, a Bachelor of Commerce from the University of Windsor and holds a Chartered Financial Analyst designation.

Yohann Bouchard, Senior Vice President, Operations. Mr. Bouchard joined Yamana in October 2014. Mr. Bouchard has a progressive technical and operating experience with a solid background of more than 20 years of mining in underground and open pit operations. Prior to joining Yamana, Mr. Bouchard occupied key operating and technical positions with Primero Mining Corporation, IAMGOLD Corporation, Breakwater Resources Ltd. and Cambior Inc. Mr. Bouchard oversaw precious and base metal operations in both the Americas and in Africa. Mr. Bouchard holds a Bachelor of Mining Engineering degree from École Polytechnique of Montréal. He is registered as a professional engineer with Professional Engineers Ontario.

EXHIBIT 99.1

Richard C. Campbell – Senior Vice President, Human Resources. Mr. Campbell joined Yamana as Senior Vice President, Human Resources in May 2011. Prior to joining Yamana, Mr. Campbell enjoyed progressively senior roles during his 21 years at TD Bank Financial Group (“TD”). During his tenure at TD, Mr. Campbell worked in executive roles in the business as well as Human Resources, encompassing retail, wealth management, and wholesale/corporate banking. From April 1998 to February 2002, Richard completed international secondments in Hong Kong and London, UK with TD Waterhouse. In his role as SVP Human Resources, TD Canada Trust, Richard led a multi-functional team of HR professionals to develop, implement and execute all aspects of HR services supporting a 36,000 employee workforce across Canada. More recently, Richard’s experience as SVP Human Resources with the Ontario Lottery Group has provided him with valuable and practical executive experience in the public service sector. Mr. Campbell holds an Honours Bachelor of Arts in Geography and Economics, and a Master of Arts in Economic Geography from Wilfrid Laurier University.

Anthony Cina – Senior Vice President, Business Administration. Mr. Cina joined Yamana Gold in 2014 as Senior Director, Special Projects and was appointed Vice President, Business Administration in February 2016 and as Senior Vice President Business Administration in July 2017. Mr. Cina has over 25 years’ experience in accounting, finance and tax-related matters. He has extensive experience in doing business in South America, particularly in Brazil, aligning in-country efforts and resources with corporate strategy and optimizing organizational structures and behaviours to support and complement operational efforts. Mr. Cina is Chartered Accountant and Chartered Professional Accountant and was recently awarded the ICD.D designation from the Institute of Corporate Directors. He holds a Bachelor of Commerce from the University of Toronto.

Gerardo Fernandez – Senior Vice President, Operations. Mr. Fernandez has been with the Company since 2000, having worked in several positions in mine operations, mine planning and project development. Most recently, Mr. Fernandez played a pivotal role in leading Mercedes into production as its Project Manager/General Manager. Mr. Fernandez holds a Master of Business Administration from Morrison University in Reno, Nevada and a degree in Civil Mining Engineering from the University of Chile.

Ross Gallinger – Senior Vice President, Health, Safety and Sustainable Development. Mr. Gallinger joined Yamana as Senior Vice President, Health, Safety and Sustainable Development in May 2015. Prior to joining Yamana, Mr. Gallinger held the position of Executive Director for Prospectors & Developers Association of Canada from 2011 until 2014. From 2006 until 2011, Mr. Gallinger was Senior Vice President, Health, Safety and Sustainability at IAMGOLD Corporation. Mr. Gallinger has over 25 years of experience in managerial and operational roles in the mining industry in Canada and the Americas with extensive experience in health, safety, environment and community relations portfolios. Mr. Gallinger holds a Bachelor of Science degree in Agriculture from the University of British Columbia, and is a Professional Agrologist.

Henry Marsden – Senior Vice President, Exploration Mr. Marsden has over 30 years of exploration experience, including over 20 years as a consulting geologist working with a variety of clients and focusing on field exploration work. He also played a key role in the discovery and advancement of several deposits including Rio Blanco and Pico Machay in Peru, and the Timmins West gold deposit in Timmins, Ontario where he was responsible for the first mineral resource estimate which ultimately lead to mine construction. Mr. Marsden holds a Master of Science in Earth Sciences from Carleton University, a Bachelor of Science in Geology from the University of British Columbia, and is a Professional Geoscientist.

Barry Murphy – Senior Vice President, Technical Services. Mr. Murphy joined Yamana as Senior Vice President, Technical Services in September 2014. Prior to joining Yamana, Mr. Murphy held the position of Vice President Projects, Copper Division at Anglo American Corporation (“Anglo American”), a position he held since 2010. Mr. Murphy first joined Anglo American in 1987 as a junior engineer and he progressed through increasingly senior positions across various divisions in numerous operational and technical capacities on both open pit and underground mines throughout the organization. From 2000 until 2002, Mr. Murphy held management positions at engineering and construction services firms Hatch and Murray & Roberts – Cementation Limited. Mr. Murphy holds a Bachelor of Science in Mechanical Engineering from the University of Witwatersrand, Johannesburg and a Bachelor of Commerce from the University of South Africa. He is a certified Professional Engineer with the Engineering Council of South Africa and a Project Management Professional with the Project Management Institute.

Steve Parsons – Senior Vice President, Investor Relations and Corporate Communications. Mr. Parsons joined Yamana in May 2017 as Senior Vice President, Investor Relations and Corporate Communications. Prior to joiningYamana, Mr. Parsons spent 13 years in the investment industry with the majority of that time as a senior mining analyst covering gold and base metal companies, most recently for National Bank Financial Inc., and prior to that, for Wellington West Capital Markets. Prior to that, Mr. Parsons worked in the mining industry for eight years, principally as a mineral processing engineer for Placer Dome Inc. and a leading consulting firm based in Toronto. Mr. Parsons holds a Bachelor of Science in Mining Engineering from Queen’s University and is a Registered Professional Engineer in Ontario.

EXHIBIT 99.1

Sofia Tsakos – Senior Vice President, General Counsel and Corporate Secretary. Ms. Tsakos joined Yamana as Vice President, Corporate Counsel in December 2007, was appointed Corporate Secretary in November 2009 and Senior Vice President, General Counsel in June 2010. Prior to joining Yamana, Ms. Tsakos was a partner practicing securities law at Cassels Brock & Blackwell LLP. From 2001 to 2006, Ms. Tsakos was an associate at Goodman and Carr LLP. Ms. Tsakos holds an Honours Bachelor of Arts in Economics and Political Science from the University of Toronto, a Master in Business Administration with a focus in Finance from the University of Windsor and a Bachelor of Laws also from the University of Windsor.

Based on the disclosure available on the System for Electronic Disclosure by Insiders (SEDI), as of March 27, 2018, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over approximately 2,126,825, representing approximately 0.22% of the total number of common shares outstanding.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Company is, as at the date hereof, or has been, within the 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including Yamana) that:

a.
was subject to a cease trade or similar order, or an order that denied the company access to any exemption under securities legislation, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

b.
was subject to a cease trade or similar order, or an order that denied the company access to any exemption under securities legislation, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer, that was in effect for a period of more than 30 consecutive days, other than Mr. Dino Titaro. On April 16, 2014, the Ontario Securities Commission (the “OSC”) issued a management cease trade order against the Interim Chief Executive Officer and the Chief Financial Officer of Carpathian Gold Inc. (“Carpathian”) in connection with Carpathian’s failure to file its audited annual financial statements (and related management’s discussion and analysis and certifications) for the period ended December 31, 2013. The management cease trade order was lifted on June 19, 2014 following the filing by Carpathian of the required documents. Mr. Titaro is a former director of Carpathian (he did not stand for re-election and was no longer a director on August 12, 2014) but was a director of Carpathian during the period of the management cease trade order. In addition, Mr. Titaro resigned as director of Royal Coal Corp. (“Royal Coal”) on May 9, 2012. On May 17, 2012, Royal Coal announced that it received notice from the TSX Venture Exchange that trading in Royal Coal’s securities was suspended as a result of a cease trade order by the OSC for the failure to file financial statements. This cease trade order remains in effect.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company,

a.
is as of the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company (including Yamana) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to the bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder, other than Mr. Anthony Cina who was a director of MBAC Fertilizer Corp (“MBAC”) when MBAC commenced proposed restructuring under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) on April 5, 2016. In connection with the CCAA proceeding, shares of MBAC were suspended from trading on the Toronto Stock Exchange. On October 28, 2016, MBAC announced the completion of the Canadian portion of its recapitalization transaction pursuant to an amended and restated plan of compromise and arrangement under the CCAA. Trading of shares of MBAC commenced on the TSX Venture Exchange on November 7, 2016.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to:

a.
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

EXHIBIT 99.1

b.	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of the Company’s knowledge, and other than as disclosed herein, there are no known existing or potential material conflicts of interest between the Company or a subsidiary of the Company and any directors or officers of the Company or of a subsidiary of the Company, except that certain of the directors and officers serve as directors, officers, promoters and members of management of other public or private companies and therefore it is possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director, officer, promoter or member of management of such other companies.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the Canada Business Corporations Act and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

ITEM 9
PROMOTER

No person or company has within the two most recently completed financial years, or is during the current financial year, been a promoter of Yamana or a subsidiary thereof.

ITEM 10
LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Other than as set forth below, the Company was not during fiscal 2017, and is not currently, a party to, nor was/is any of its property the subject of, any legal proceedings, or any known to be contemplated, which involve a material claim for damages within the meaning of applicable securities legislation.

In 2004, a former director of Northern Orion commenced proceedings in Argentina against Northern Orion claiming damages in the amount of $177.0 million for alleged breaches of agreements entered into with the plaintiff. The plaintiff alleged that the agreements entitled him to a pre-emptive right to participate in acquisitions by Northern Orion in Argentina and claimed damages in connection with the acquisition by Northern Orion of its 12.5% equity interest in Alumbrera. On August 22, 2008, the National Commercial Court No. 13 of the City of Buenos Aires issued a first-instance judgment rejecting the claim. The plaintiff appealed this judgment to the National Commercial Appeals Court. On May 22, 2013, the appellate court overturned the first-instance decision. The appellate court determined that the plaintiff was entitled to make 50% of Northern Orion’s investment in the Alumbrera acquisition, although weighted the chance of the plaintiff’s 50% participation at 15%. The matter was remanded to the first-instance court to determine the value. The parties have undergone two valuations over the last several years, both of which have been subsequently annulled. The most recent annulled award suggested a valuation of $54.2 million, well in excess of the amount Northern Orion considered reflective of the claim. In August, 2017, Northern Orion entered into a confidential settlement agreement pursuant to which this matter was definitively and finally settled in consideration of an amount to be paid in installments over a number of years. The total amount payable pursuant to the settlement is substantially below the amount awarded in the last valuation proceeding which, under Argentinean law, the Company successfully sought to annul. At the option of the Company, all or any portion of the amount can be paid in shares of the Company.

In December 2012, the Company received assessments from the Brazilian federal tax authorities disallowing certain deductions relating to financial instruments used to finance Brazilian operations for the years 2007 to 2012. In the third quarter of 2017, the Company elected to participate in a program to settle all significant outstanding income tax assessments in Brazil and all income tax assessments relating to the Chapada Mine. On October 25, 2017, the program was formally enacted into law and the Company paid $76.7 million in the year ended December 31, 2017. The final program created an option to either pay one lump sum of approximately $68 million in the first quarter of 2018, or a total of approximately $100 million plus interest in installments over twelve years. The Company elected to proceed with the lump sum payment option, and on January 30, 2018 made the payment.

On August 2, 2016, Canadian Malartic General Partnership (“CMGP”), a general partnership jointly owned by the Company and Agnico Eagle Mines Limited (the "Partnership"), was served with a class action lawsuit with respect to allegations

EXHIBIT 99.1

involving the Canadian Malartic mine. The complaint is in respect of "neighbourhood annoyances" arising from dust, noise, vibrations and blasts at the mine. The plaintiffs are seeking damages in an unspecified amount as well as punitive damages in the amount of $20 million. The class action was certified in May 2017. In November 2017, a declaratory judgment was issued allowing the Partnership to settle individually with class members for 2017. The plaintiffs have since announced that they intend to file an application for leave to appeal this declaratory judgment. On December 11, 2017, hearings were completed in respect of certain preliminary matters, including the Partnership's application for partial dismissal of the class action. The Company and the Partnership will take all necessary steps to defend themselves from this lawsuit.

On August 15, 2016, the Partnership received notice of an application for injunction relating to the Canadian Malartic mine, which had been filed under the Environment Quality Act (Quebec). A hearing related to an interlocutory injunction was completed on March 17, 2017 and a decision of the Superior Court of Quebec dismissed the injunction. An application for permanent injunction is currently pending. The Company and the Partnership have reviewed the injunction request, consider the request without merit and will take all reasonable steps to defend against this injunction. These measures include a motion for the dismissal of the application for injunction, which has been filed and will be heard at a date to be determined. While at this time the potential impacts of the injunction cannot be definitively determined, the Company expects that if the injunction were to be granted, there would be a negative impact on the operations of the Canadian Malartic mine, which could include a reduction in production.

On June 1, 2017, the Partnership was served with an application for judicial review to obtain the annulment of a governmental decree. The Partnership is an impleaded party in the proceedings. The applicant seeks to obtain the annulment of a decree authorizing the expansion of the Canadian Malartic mine. The Company and the Partnership have reviewed the application for judicial review, consider the application without merit and will take all reasonable steps to defend against this application. The hearing on the merits is scheduled to take place in October 2018. While the Company believes it is highly unlikely that the annulment will be granted, the Company expects that if the annulment were to be granted, there would be a negative impact on the operations of the Canadian Malartic mine, which could include a reduction in anticipated future production.

There have been no penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during fiscal 2017, or any other time that would likely be considered important to a reasonable investor making an investment decision in the Company, and the Company has not entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during fiscal 2017.

ITEM 11
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described elsewhere herein, none of the directors, executive officers or persons or companies who beneficially own, or control or direct, directly or indirectly, more than 10 percent of any class of outstanding voting securities of the Company, nor any associate or affiliate of the foregoing persons, has or has had any material interest, direct or indirect, in any transaction within the past three financial years or during the current financial year, that has materially affected or is reasonably expected to materially affect the Company.

ITEM 12
TRANSFER AGENTS AND REGISTRAR

The transfer agent and registrar for the common shares of the Company is AST Trust Company, at its principal offices in Toronto, Ontario, and the co-transfer agent for the common shares in the United States is American Stock Transfer & Trust Company, LLC, at its principal offices in Brooklyn, New York.

ITEM 13
MATERIAL CONTRACTS

The Company has not entered into any material contracts outside of the ordinary course of business.

ITEM 14
AUDIT COMMITTEE

The Audit Committee is responsible for monitoring the Company’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Company’s external auditors. The committee is also responsible for reviewing the Company’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations for both

EXHIBIT 99.1

annual and interim financial statements and review of related operations prior to their approval by the full board of directors of the Company.

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the board of directors of the Company. A copy of the charter is attached hereto as Schedule “A”.

During the year ended December 31, 2017, the Audit Committee was comprised of five directors, all of whom were independent directors. As of the date hereof, the current members of the Audit Committee are: Richard Graff (Chair), John Begeman, Andrea Bertone, Patrick J. Mars, Carl Renzoni and Jane Sadowsky. Messrs. Mars and Renzoni retired on December 13, 2017, and Andrea Bertone was appointed to the Audit Committee on January 16, 2018. Accordingly, the Audit Committee is now comprised of four directors. In addition to being independent directors as described above, all members of the Company’s Audit Committee must meet an additional “independence” test under National Instrument 52-110 Audit Committees (“NI 52-110”) in that their directors’ fees are the only compensation they, or their firms, receive from the Company and that they are not affiliated with the Company. Each member of the Audit Committee is financially literate within the meaning of NI 52-110.

The Audit Committee met four times during the most recently completed financial year and all persons who were members of the committee at the time of holding such meetings were in attendance.

Relevant Educational Experience

Set out below is a description of the education and experience of each of the Company’s four current audit committee members, which is relevant to the performance of his responsibilities as an audit committee member.

Richard Graff – Richard Graff is a retired partner from PricewaterhouseCoopers LLP where he served as the audit leader in the United States for the mining industry. Since his retirement, Mr. Graff has been an advisor to the mining industry and was a member of a Financial Accounting Standards Board task force for establishing accounting and financial reporting guidance in the mining industry. He represents a consortium of international mining companies and has provided recommendations to the International Accounting Standards Board on mining industry issues and to regulators on industry disclosure requirements of securities legislation. He received his undergraduate degree in Economics from Boston College and his post-graduate degree in Accounting from Northeastern University. He serves as the lead director, chairman of the audit committee and a member of the compensation and corporate governance and nominating committees of Alacer Gold Corp. He also serves as chairman of the audit committee and is a member of the corporate governance and nominating committee of DMC Global Inc. (formerly Dynamic Materials Corp.).

John Begeman – John Begeman currently sits on the board of directors of Premier Gold Mines Limited and acts as the Executive Chairman, chairman of its audit committee and a member of its compensation committee, and was appointed to the board of Aberdeen International Inc. in January 2015 and is a member of its audit committee and compensation committee. He previously served as the President and Chief Executive Officer of Avion Gold Corporation, as the Chief Operating Officer of Zinifex Canada Inc. and as Vice President, Western Operations of Goldcorp Inc. Prior to his employment at Goldcorp, Mr. Begeman held various engineering and management positions with Morrison Knudsen Company in the contract mining operations group throughout the Western United States. Mr. Begeman holds a B.S. in Mining Engineering, an M.S. in Engineering Management and an MBA.

Andrea Bertone – Andrea Bertone has nearly 20 years of senior management experience in the energy industry in the Americas and most recently held the position of President of Duke Energy, where she reported directly to the Chief Executive Officer of the largest utility in the United States. Ms. Bertone completed her JD at the University of São Paulo, Brazil and received her LLM from Chicago-Kent College of Law in 1995. She also completed a finance program for senior executives at Harvard Business School in 2010.

Jane Sadowsky – Jane Sadowsky retired from Evercore Partners as a Senior Managing Director and Head of the Power & Utility Group in 2011, after more than 22 years as an investment banker. Prior to Evercore Partners, she was a Managing Director and Group Head at Citigroup’s Investment Bank and began her investment banking career at Donaldson, Lufkin & Jenrette. Ms. Sadowsky earned her MBA from the Wharton School.

Pre-Approval Policies and Procedures

The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors. This policy encourages consideration of whether the provision of services other than audit services is compatible

EXHIBIT 99.1

with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit-related services.

External Auditor Service Fees

Audit Fees

The aggregate audit fees billed by the Company’s external auditors for the year ended December 31, 2017 were Cdn$178,000 (December 31, 2016 – Cdn$2,309,000). The audit fees relate to the audit of the annual consolidated financial statements of the Company, and certain statutory audits outside of Canada.

Audit-Related Fees

The aggregate audit-related fees billed by the Company’s external auditors for the year ended December 31, 2017 were Cdn$764,000 (December 31, 2016 – Cdn$1,759,000). This included services related to the rights offering, translations, review engagement, and statutory and regulatory filings.

T ax Fees

The aggregate tax fees billed by the Company’s external auditors for the year ended December 31, 2017 were Cdn$74,000 (December 31, 2016 – Cdn$74,000).

All Other Fees

The other fees billed by the Company’s external auditors for the year ended December 31, 2017 was Cdn$178,000 (December 31, 2016 – Cdn$179,000), which related primarily to assurance on the Company’s Conflict-Free Gold Report and assurance on ESTMA report.

ITEM 15
INTERESTS OF EXPERTS

The following are the technical reports prepared in accordance with NI 43-101 from which certain scientific and technical information relating to the Company’s material mineral projects contained in this annual information form has been derived, and in some instances extracted, as well as certain qualified persons involved in preparing such reports, and details of certain technical information relating to the Company’s material mineral projects contained in this annual information form which have been reviewed and approved by qualified persons.

Chapada Mine – “Technical Report on the Chapada Mine, Goiás State Brazil” dated March 21, 2018, prepared by or under the supervision of Chester Moore, P.Eng., Hugo Miranda, ChMC (RM) and Avakash Patel, P.Eng, of RPA, and and Luiz Pignatari, Registered Member of the Chilean Mining Commission, of Edem Engenharia de Minas, all of whom who are qualified persons pursuant to NI 43-101. The technical information set forth under the heading “Description of the Business – Material Producing Mines – Chapada Mine”, other than the technical information under the heading “Mineral Projects – Summary of Mineral Reserve and Mineral Resource Estimates”, has been reviewed and approved by the Chapada Qualified Persons, each of whom is a qualified person pursuant to NI 43-101.

El Peñón Mine – “Technical Report on the El Peñón Mine, Antofagasta Region, Northern Chile” dated March 2, 2018 prepared by or under the supervision of Holger Krutzelmann, P.Eng., Normand Lecuyer, P.Eng. and Chester M. Moore, P. Eng., of RPA.who are qualified persons pursuant to NI 43-101. The technical information set forth under the heading “Description of the Business – Material Producing Mines – El Peñón Mine”, other than the technical information under the heading “Mineral Projects – Summary of Mineral Reserve and Mineral Resource Estimates”, has been reviewed and approved by the El Peñón Qualified Persons, each of whom is a qualified person pursuant to NI 43-101.

Canadian Malartic Mine — “Technical Report on the Mineral Resource and Mineral Reserve Estimates for the Canadian Malartic Property” dated August 13, 2014 prepared by or under the supervision of Donald Gervais, P. Geo., Christian Roy, Eng., Alain Thibault, Eng., Carl Pednault, Eng. and Daniel Doucet, Eng.. The technical information set forth under the heading “Description of the Business – Material Producing Mines – Canadian Malartic Mine” has been reviewed and approved by Donald Gervais, P. Geo., of Canadian Malartic GP, who is a qualified person pursuant to NI 43-101.

EXHIBIT 99.1

Each of the technical reports noted above are available on the Company’s SEDAR profile at www.sedar.com, and a summary of each report is contained in this annual information form under “Description of the Business – Mineral Projects – Material Producing Mines”.

The following are the qualified persons responsible for the Mineral Resource and Mineral Reserve estimates for each of the Company’s material mineral projects set out in this annual information form under “Description of the Business – Mineral Projects – Summary of Mineral Reserve and Mineral Resource Estimates”.

Property	Qualified Persons for Mineral Reserves	Qualified Persons for Mineral Resources
Chapada	Luiz Pignatari, Registered Member of the Chilean Mining Commission, Edem Engenharia de Minas	Luiz Pignatari, Registered Member of the Chilean Mining Commission, Edem Engenharia de Minas Felipe Machado de Araújo, Registered Member of the Chilean Mining Commission, Yamana Gold Inc.
El Peñón	Sergio Castro, Registered Member of the Chilean Mining Commission, Yamana Gold Inc.
Jorge Camacho, Registered Member of the Chilean Mining Commission, Yamana Gold Inc. Yamana Gold Inc. . Marcos Valencia A., FAuIMM, Registered Member of Chilean Mining Commission, Corporate Manager R&R, Andes/Mexico, Yamana Gold Inc.ia de Minas

Canadian Malartic	Donald Gervais, P. Geo., Canadian Malartic General Partnership	Donald Gervais, P. Geo., Canadian Malartic General Partnership

The aforementioned firms or persons held either less than one percent or no securities of the Company or of any associate or affiliate of the Company when they prepared the reports or the Mineral Reserve estimates or the Mineral Resource estimates referred to, or following the preparation of such reports or data, and either did not receive any or received less than a one percent direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such reports or data.

None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently, or are expected to be elected, appointed or employed as, a director, officer or employee of the Company or of any associate or affiliate of the Company other than Jorge Camacho, Marcos Valencia, Sergio Castro, who are employed by Yamana, and Donald Gervais, Christian Roy and Carl Pednault, who are employed by Canadian Malartic GP.

Deloitte LLP is the auditor of Yamana and is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

ITEM 16
ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, as applicable, will be contained in the Company’s management information circular to be filed in connection with its annual shareholders’ meeting for 2018. Additional financial information is provided in the Company’s financial statements and managements’ discussion and analysis for the fiscal year ended December 31, 2017. Additional financial information relating to the Company may also be found under the Company’s SEDAR profile at www.sedar.com.

EXHIBIT 99.1

SCHEDULE “A”

CHARTER OF THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS
RATIFIED FEBRUARY 13, 2018

1.    Purpose

The Audit Committee is a committee of the Board of Directors (the “Board”) of Yamana Gold Inc. (the “Company”). The purpose of the Audit Committee is to:

a.
assist the Board in its oversight responsibilities with respect to: (i) the integrity of the Company’s financial statements; (ii) the Company’s compliance with legal and regulatory requirements; (iii) the external auditors’ qualifications and independence; and (iv) the performance of the Company’s internal and external audit functions;

b.	serve as an independent and objective party to monitor the Company’s financial reporting processes and internal control systems;

c.	review and appraise the audit activities of the Company’s external auditors; and

d.	prepare Audit Committee report(s) as required by applicable regulators.

The Audit Committee shall have the authority to delegate to one or more of its members, responsibility for developing recommendations for consideration by the Audit Committee with respect to any of the matters referred to in this Charter.

2.    Composition and Meetings

The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be an “independent director” in accordance with applicable legal requirements, including the requirements of National Instrument 52-110 Audit Committees (“NI 52-110”) and the Corporate Governance Rules of the New York Stock Exchange, as such rules are revised, updated or replaced from time to time, subject to any waivers or exceptions granted by such stock exchange.

All members shall, to the satisfaction of the Board, be "financially literate", and at least one member shall have accounting or related financial management expertise to qualify as a "financial expert" in accordance with applicable legal requirements, including the requirements of NI 52-110 and the rules adopted by the United States Securities and Exchange Commission (the ‘SEC”), as revised, updated or replaced from time to time.

The members of the Audit Committee and its chairman shall be elected by the Board at the annual organizational meeting of the Board, and shall serve until: the next annual meeting of shareholders; they resign; their successors are duly appointed; or such member is removed from the Audit Committee by the Board. If the Board fails to designate one member as the chairman of the Audit Committee (the “Chairman”), the members of the Audit Committee shall appoint the Chairman from among its members.

The Audit Committee shall meet as frequently as the Audit Committee considers necessary, but not less than once each quarter, to review the financial results of the Company. The Audit Committee shall have the resources and authority appropriate to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other retention terms of special or independent counsel, accountants or other experts or advisors, as it deems necessary or appropriate, without seeking approval of the Board or management.

The Audit Committee shall have the authority to meet with the Chief Executive Officer and the Chief Financial Officer, along with internal auditors and the external auditor, and have such other direct and independent interaction with such persons from time to time as the members of the Audit Committee deem appropriate. The Audit Committee may request the CEO to have such officers or employees of the Company or the Company’s outside counsel or external auditor to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.

The external auditors will have direct access and report directly to the Audit Committee at their own initiative.

Quorum for the transaction of business at any meeting of the Audit Committee shall be a majority of the number of members of the Audit Committee or such greater number as the Audit Committee shall by resolution determine.

Meetings of the Audit Committee shall be held from time to time as the Audit Committee or the Chairman shall determine upon notice to each of its members in compliance with the Company’s by-laws. The notice period may be waived by a quorum of the Audit Committee.

EXHIBIT 99.1

3.    Responsibilities and Powers

Responsibilities and powers of the Audit Committee include:

General

1.
review and assess the adequacy of this Charter at least annually and, where necessary or desirable, recommend changes to the Board provided that this Charter may be amended and restated from time to time without the approval of the Board to ensure that the composition of the Audit Committee and the responsibilities and powers of the Audit Committee comply with applicable laws and stock exchanges;

2.	evaluate the functioning and effectiveness of the Audit Committee and its members on an annual basis;

Documents/Reports Review

3.
prior to the recommendation to the Board for approval of release of the annual and quarterly financial statements, review and discuss with management and the independent public accountants, upon completion of their audit or review, the financial results for the year or quarter and the results of the audit or review, including (i) the Company's annual or quarterly financial statements and related footnotes; (ii) management’s discussion and analysis of the financial condition and results of operations; (iii) annual and quarterly earnings press releases; (iv) the results of the audit or review, including the nature and amount of unrecorded adjustments resulting from the audit or review; (v) review with the independent public accountants and management the Company's policies and procedures relative to the adequacy of internal accounting and financial reporting controls (including any significant deficiencies and significant changes in internal control over financial reporting), including controls over quarterly and annual financial reporting, computerized information systems and security (vi) the independent public accountants’ management recommendations; (vii) any significant transactions which occurred during the year or quarter; (viii) any significant adjustments; critical accounting policies and practices (ix) management judgments and accounting estimates; (x) new accounting policies; (xi) all alternative treatments of financial information within generally accepted accounting principles, ramifications of the use of alternative disclosures and treatments, and the treatment preferred by the independent public accountants; and (xii) any disagreements between management and the independent public accountants;

4.
ensure that adequate procedures are in place for the review of the issuer's disclosure of financial information extracted or derived from the issuer's financial statements and periodically assess the adequacy of such procedures;

5.	review the effects of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company;

6.
at least annually, (i) inquire of management and the independent public accountant about the significant business, political, regulatory and internal control issues or exposures to financial risk; (ii) oversee and monitor management’s documentation of the significant financial risks that the Company faces and update as events change and risks shift and (iii) assess the steps that management has taken to control identified financial and internal control risks to the Company;

Responsibilities of the Audit Committee Chairman

7.
the fundamental responsibility of the Audit Committee Chairman is to be responsible for the management and effective performance of the Audit Committee and provide leadership to the Audit Committee in fulfilling its mandate and any other matters delegated to it by the Board. To that end, the Audit Committee Chairman’s responsibilities shall include:

a.	working with the Chairman and Chief Executive Officer and the Corporate Secretary to establish the frequency of Audit Committee meetings and the agendas for meetings;

b.	providing leadership to the Audit Committee and presiding over Audit Committee meetings;

c.	facilitating the flow of information to and from the Audit Committee and fostering an environment in which Audit Committee members may ask questions and express their viewpoints;

d.	reporting to the Board with respect to the significant activities of the Audit Committee and any recommendations of the Audit Committee; and

EXHIBIT 99.1

e.
leading the Audit Committee in annually reviewing and assessing the adequacy of its mandate and evaluating its effectiveness in fulfilling its mandate; and taking such other steps as are reasonably required to ensure that the Audit Committee carries out its mandate;

External Auditors

8.	recommend external auditors nominations to the Board to be put before the shareholders for appointment and, as necessary, the removal of any external auditor in office from time to time;

9.	approve the fees and other compensation to be paid to the external auditors and the funding for payment of the external auditors’ compensation and any advisors retained by the Audit Committee;

10.	pre-approve all audit services, internal control related services and any permissible non-audit engagements of the external auditors, in accordance with applicable legislation;

11.	meet with external auditors and financial management of the Company to review the scope of the proposed audit of the current year, and the audit procedures to be used;

12.
meet quarterly with external auditors “in camera” to discuss reasonableness of the financial reporting processes, systems of internal control, significant comments and recommendations, and management performance;

13.	advise the external auditors of their ultimate accountability to the Board and the Audit Committee;

14.	oversee the work of the external auditors engaged for the purpose of preparing an audit report or performing other audit, review and attest services for the issuer;

15.
evaluate the qualifications, performance and independence of the external auditors which are to report directly to the Audit Committee, including: (i) reviewing and evaluating the lead partner on the external auditors' engagement with the Company, (ii) considering whether the auditors' quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditors' independence, (iii) determine the rotation of the lead audit partner and the audit firm, and (iv) take into account the opinions of management and the internal audit function in assessing the external auditors’ qualifications, independence and performance;

16.
present the Audit Committee’s conclusions with respect to its evaluation of external auditors to the Board and take such additional action to satisfy itself of the qualifications, performance and independence of external auditors and make further recommendations to the Board as it considers necessary;

17.
obtain and review a report from the external auditors at least annually regarding: (i) the external auditors' internal quality-control procedures; (ii) material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more external audits carried out by the firm; (iii) any steps taken to deal with any such issues; and (iv) all relationships between the external auditors and the Company;

18.	discuss with the external auditors any relationships that might affect the external auditors’ objectivity and independence;

19.	recommend to the Board any action required to ensure the independence of the external auditors;

20.	review and approve policies for the Company's hiring of employees or former employees of the present and former external auditors;

Internal Audit

21.	receive reports from the Company's Chief Financial Officer on the scope and material results of its internal SOX audit activities;

22.
establish procedures for: (i) the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters; and (ii) the confidential, anonymous submission of concerns regarding questionable accounting, internal control and auditing matters;

EXHIBIT 99.1

23.	the Audit Committee will ensure that the internal audit function is adequately funded and resourced;

Financial Reporting Process

24.	periodically discuss the integrity, completeness and accuracy of the Company’s internal controls and the financial statements with the external auditors in the absence of the Company's management;

25.	in consultation with the external auditors, review the integrity of the Company's financial internal and external reporting processes;

26.	consider the external auditors' assessment of the appropriateness of the Company's auditing standards and accounting principles as applied in its financial reporting;

27.
review and discuss with management and the external auditors at least annually and approve, if appropriate, any material changes to the Company's internal auditing and accounting principles and practices suggested by the external auditors or management;

28.
review disclosures made by the CEO and CFO during their certification process for the annual and interim filings with applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and any fraud involving management or other employees who have a significant role in the Company's internal controls;

29.
establish regular and separate systems of reporting to the Audit Committee by management and the external auditors of any significant decision made in management's preparation of the financial statements, including the reporting of the view of management and the external auditors as to the appropriateness of such decisions;

30.
discuss during the annual audit, and review separately with each of management and the external auditors, any significant matters arising from the course of any audit, including any restrictions on the scope of work or access to required information; whether raised by management or the external auditors;

31.	resolve any disagreements between management and the external auditors regarding financial reporting;

32.
review with the external auditors and management the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented at an appropriate time subsequent to the implementation of such changes or improvements;

33.
retain and determine the compensation of any independent counsel, accountants or other advisors to assist in its oversight responsibilities (the Audit Committee shall not be required to obtain the approval of the Board for such purposes);

34.	discuss any management or internal control letters or proposals to be issued by the external auditors of the Company;

Legal Compliance

35.	review with the Company's legal counsel any legal matter that the Audit Committee understands could have a significant impact on the Company's financial statements;

36.	conduct or authorize investigations into matters within the Audit Committee's scope of responsibilities;

37.	perform any other activities, in accordance with the Charter, the Company's by-laws and governing laws, that the Audit Committee or the Board deems necessary or appropriate;

Reporting and Powers

38.	record minutes of its meetings and report periodically to the Board on all matters and recommendations made by the Audit Committee and at such other times as the Board may consider appropriate; and

EXHIBIT 99.1

39.
exercise such other powers and perform such other duties and responsibilities as are incidental to the purposes, duties and responsibilities specified herein and as may from time to time be delegated to the Audit Committee by the Board.

4.    Limitation of Responsibility

While the Audit Committee has the responsibilities and powers provided by this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with applicable accounting principles and standards. This is the responsibility of management (with respect to whom the Audit Committee performs an oversight function) and the external auditors.